As filed with the Securities and Exchange Commission on July 31, 2003

                        Securities Act File No. 333-85892
                    Investment Company Act File No. 811-21063
 -------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                    FORM N-2

                        (CHECK APPROPRIATE BOX OR BOXES)


/   /   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

/   /   PRE-EFFECTIVE AMENDMENT

/ X /   POST-EFFECTIVE AMENDMENT NO. 1

                                     AND/OR

/   /   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
/ X /   Amendment No. 2

                              ---------------------

                         BACAP OPPORTUNITY STRATEGY, LLC
               (Exact name of Registrant as specified in Charter)

                             101 South Tryon Street
                               Charlotte, NC 28255
                    (Address of principal executive offices)

       Registrant's Telephone Number, including Area Code: (704) 388-5138

                              ---------------------

                              c/o Robert B. Carroll
                            Associate General Counsel
                           Bank of America Corporation
                             101 South Tryon Street
                               Charlotte, NC 28255
                     (Name and address of agent for service)

                                    COPY TO:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
 -------------------------------------------------------------------------------

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check
the following box   / X /

It is proposed that this filing will become effective when declared effective
pursuant to Section 8(c)   /   /

If appropriate, check the following box:

         /   /   This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

         /   /   This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.


                         CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
=================================================================================================================
        TITLE OF SECURITIES BEING             PROPOSED MAXIMUM AGGREGATE                    AMOUNT OF
              REGISTERED                            OFFERING AMOUNT                      REGISTRATION FEE
-----------------------------------       ---------------------------------------     ---------------------------
     Limited Liability Company                       $125,000,000                               $11,500
     Interests
=================================================================================================================


         Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


                                               CROSS REFERENCE SHEET
                                            PARTS A AND B OF PROSPECTUS

Item No.                              Caption                                     Location in Prospectus
    1.           Outside Front Cover Page..........................  Outside Front Cover Page
    2.           Inside Front and Outside Back Cover Page..........  Inside Front and Outside Back Cover Page
    3.           Fee Table and Synopsis............................  Summary of Fund Expenses
    4.           Financial Highlights..............................  Financial Highlights
    5.           Plan of Distribution..............................  Outside Front Cover Page; Distribution
                                                                     Arrangements
    6.           Selling Shareholders..............................  Not applicable
    7.           Use of Proceeds...................................  Use of Proceeds
    8.           General Description of the Registrant.............  Outside Front Cover Page; Prospectus
                                                                     Summary--The Fund
    9.           Management........................................  Management of the Fund; Use of Proceeds
    10.          Capital Stock, Long-Term Debt, and Other            Capital Accounts; Distribution
                 Securities........................................  Arrangements
    11.          Defaults and Arrears on Senior Securities.........  Not applicable
    12.          Legal Proceedings.................................  Not applicable
    13.          Table of Contents of the Statement of Additional    Table of Contents of Statement of Additional
                 Information.......................................  Information (SAI)
    14.          Cover Page of SAI.................................  Cover Page (SAI)
    15.          Table of Contents of SAI..........................  Table of Contents (SAI)
    16.          General Information and History...................  Not applicable
    17.          Investment Objective and Policies.................  Investment Objective and Principal Strategies;
                                                                     Investment Policies and Practices (SAI)
    18.          Management........................................  Management of the Fund; Board of Managers
                                                                     (SAI); Investment Advisory Services (SAI)
    19.          Control Persons and Principal Holders of
                 Securities........................................  Control Persons (SAI)
    20.          Investment Advisory and Other Services............  Investment Advisory Services (SAI)
    21.          Brokerage Allocation and Other Practices..........  Brokerage (SAI)
    22.          Tax Status........................................  Taxes; Tax Aspects (SAI)
    23.          Financial Statements..............................  Financial Statements (SAI)


                                   PROSPECTUS
                               Dated August __, 2003

                         BACAP OPPORTUNITY STRATEGY, LLC
                       Limited Liability Company Interests
                                  $125,000,000

         INVESTMENT OBJECTIVE. BACAP Opportunity Strategy, LLC (the "Fund") is a limited liability company registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Fund's investment objective is to achieve long-term capital appreciation. The Fund will pursue this objective by investing its assets primarily in long
                                                   (CONTINUED ON FOLLOWING PAGE)

--------------------
         This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information ("SAI") dated August __, 2003, has been filed with the Securities and Exchange Commission. The SAI is available upon written or oral request and without charge by writing the Fund at 900 West Trade Street, NC1-026-03-41, Charlotte, North Carolina 28255 or by calling (800) 321-7854. The SAI is incorporated by reference into this prospectus in its entirety. The table of contents of the SAI appears on page 45 of this prospectus. Additional information about the Fund is available in the Fund's annual and any semi-annual report. The SAI, annual and any semi-annual report, any material incorporated by reference and other information regarding the Fund that is filed electronically with the SEC, is also available on the SEC's website (http://www.sec.gov). The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

         Investing   in  the  Fund's   limited   liability   company   interests
("Interests") involves a high degree of risk. See "RISK FACTORS" beginning on page 16.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                              --------------------

         Amount of Investment                          $50,000(1)
          Minimum Sales Load                               0%(2)
          Maximum Sales Load                              4.5%
        Proceeds to the Fund (min)                     $47,750
        Proceeds to the Fund (max)                     $50,000

         BACAP Distributors, LLC (the "Distributor") acts as the distributor of Interests on a best efforts basis, subject to various conditions.

---------------------

(1) The minimum initial investment in the Fund by an investor is $50,000 (subject to the applicable sales load). Subsequent investments must be at least $25,000 (subject to the applicable sales load).

(2) Investments of less than $100,000 are subject to a sales load of 4.5%, investments of less than $250,000 (but equal to or greater than $100,000) are subject to a sales load of 3.5%, investments of less than $500,000 (but equal to or greater than $250,000) are subject to a sales load of 2.5%, investments of $1,000,000 or less (but equal to or greater than $500,000) are subject to a sales load of 2.0%, in each case, as a percentage of the public offering price. Investments of more than $1,000,000 will not be subject to a sales load. No sales load will be charged to certain types of investors. See "Distribution Arrangements - Purchase Terms."

Interests are being offered through brokers, dealers and other financial institutions that enter into selling agreements with the Distributor. Interests will be sold only to investors that meet all requirements to invest in the Fund. See "Investor Qualifications." All or a portion of any applicable sales load will be reallowed by the Distributor to selling brokers and dealers. In addition, the Fund's investment adviser intends to make payments from its own resources to the Distributor and brokers, dealers and other financial institutions that sell Interests to compensate them for their selling efforts and ongoing investor and account maintenance services provided to their customers, the aggregate amount of which will be subject to applicable limitations in the case of payments made to the Distributor and other brokers and dealers that are members of the National Association of Securities Dealers, Inc. (See "Distribution Arrangements.")

                                              ----------------------
                                              BACAP Distributors, LLC

(CONTINUED FROM PREVIOUS PAGE)

and short positions in the securities of (i) companies engaged in developing, producing or delivering technology related products or services, (ii) companies which may benefit from, or be disadvantaged by, technology related products or services and (iii) companies that derive significant revenues from businesses that Alkeon Capital Management, LLC, the Fund's sub-adviser ("Alkeon"), believes will be affected by technological events and advances ("Technology Companies").

         INVESTMENT PROGRAM. Under normal market conditions, the Fund invests its assets primarily in long and short positions in the securities of "Technology Companies". The Fund's investment program focuses on investing in the equity securities of Technology Companies that Alkeon believes are well positioned to benefit from accelerating demand for their products or services or from developments that Alkeon believes will favorably affect company profits or stock price. Its investment program also involves selling short the securities of Technology Companies that Alkeon believes are likely to decline in value as a result of changes in technology or as a result of developments that Alkeon believes will adversely affect company profits or stock price. The Fund's portfolio is expected to include long and short positions in the equity securities of U.S. and non-U.S. companies.

         The Fund also may invest in debt securities, swaps, swaptions, and other derivative instruments, such as forward contracts and options on stock indices, and structured equity-related products, including exchange traded funds and similar investments. Depending upon market conditions and the availability of suitable investment opportunities, the Fund may utilize leverage by purchasing securities on margin as part of its investment program. The Fund may use all or any of these investment techniques and instruments to pursue its investment objective or for hedging purposes. The use of these investment techniques and instruments and, in particular, the use of short sales and leverage, involve certain risks. During periods of adverse market conditions in the technology sector or in the equity securities markets generally, as determined by Alkeon, the Fund may temporarily invest all or any portion of its assets in equity securities of non-technology related issuers or in high quality fixed-income securities, including money market instruments, or hold its assets as cash. The Fund also may invest in money market instruments or hold cash for liquidity purposes. Although the Fund primarily will invest in marketable securities, up to 15% of the value of its net assets may be invested in securities and other investments that are illiquid.

         INVESTMENT ADVISER. BACAP Advisory Partners, LLC (the "Adviser") serves as the Fund's investment adviser. The Adviser is a limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act").

         Alkeon, a member of the Adviser, has been retained to serve as the sub-adviser to the Fund and provides day-to-day investment management services to the Fund, subject to the general supervision of the Adviser. Mr. Panayotis ("Takis") Sparaggis, the managing member and controlling person of Alkeon, serves as the portfolio manager of the Fund.

         RESTRICTIONS ON TRANSFER. With very limited exceptions, limited liability company interests in the Fund ("Interests") are not transferable and liquidity will be provided to investors in Interests only through repurchase offers which may be made from time to time by the Fund as determined by its Board of Managers (the "Board") in its sole discretion. See "Repurchases of Interests and Transfers."

         REPURCHASES OF INTERESTS. To provide a limited degree of liquidity to investors, the Fund may from time to time offer to repurchase Interests pursuant to written tenders by investors. Repurchases will be made at such times and on such terms as may be determined by the Board, in its sole discretion. In determining whether and when the Fund should repurchase Interests, the Board will consider the recommendations of the Adviser. The Adviser expects that it generally will recommend to the Board that the Fund offer to repurchase Interests from investors twice each year, effective as of June 30 and December 31 of each year. The Board will consider the following factors, among others, in making its determinations with respect to the repurchase of Interests: (i) whether any investors have requested the repurchase of Interests by the Fund;
(ii) the liquidity of the Fund's assets; (iii) the investment plans and working capital requirements of the Fund; (iv) the relative economies of scale with respect to the size of the Fund; (v) the history of the Fund in repurchasing interests; (vi) the economic condition of the securities markets; and (vii) the anticipated tax consequences of any proposed repurchases of Interests. The first amended and restated limited liability company agreement of the Fund (the "LLC Agreement") provides that the Fund will be dissolved if the Interest of any investor that has submitted a written request, in accordance with the terms of the LLC Agreement, for repurchase by the Fund of the investor's entire Interest has not been repurchased within a period of two years from the date of the request. See "Repurchases of Interests and Transfers."

         MANAGEMENT FEE AND INCENTIVE ALLOCATION. The Fund pays the Adviser a management fee computed and paid monthly at the annual rate of 1.00% of the aggregate value of outstanding Interests determined as of the last day of each month (before reduction for any repurchases of Interests or the Incentive Allocation, described below). See "Management of the Fund--General."

         The Adviser also is entitled to receive out of the net profits allocable to each investor a performance-based allocation of 20% of the net profits, if any, that otherwise would have been credited to the capital account of the investor (the "Incentive Allocation"). Generally, the Incentive
Allocation will be made as of the end of each calendar year and upon the repurchase of an investor's Interest (or any portion thereof). The Incentive Allocation will apply only to net profits for the applicable period that exceed any balance in a "Loss Recovery Account" established for the investor. Thus, if a net loss is allocated to an investor, the investor will not be subject to the Incentive Allocation except to the extent subsequent net profits allocated to the investor exceed the net loss.

         If a  portion  of  an  investor's  Interest  (rather  than  the  entire
Interest) is repurchased by the Fund as of a date other than the end of a calendar year, the Incentive Allocation will be made only with respect to a pro rata portion of any net profits allocable to the investor, based upon the percentage portion of the Interest that is repurchased. In that event, a pro rata portion of any balance in the investor's Loss Recovery Account (based upon the percentage portion of the Interest that is repurchased) will be deemed attributable to the portion of the Interest repurchased, and a corresponding reduction in the remaining balance of the investor's Loss Recovery Account will be made.

         The Incentive Allocation presents risks that are not present in funds without an incentive allocation. The overall fees and expenses of the Fund, together with the Incentive Allocation borne by investors, will be higher than the fees and expenses of most other registered investment companies, but generally will be similar to those of many private investment funds and certain other registered investment companies with investment programs similar to those of the Fund. See "Management of the Fund--Incentive Allocation."

         INVESTOR QUALIFICATIONS. Interests are being offered only to investors that represent that (i) they are individuals or companies (other than investment companies) that have a net worth (or in the case of individuals, a joint net worth with their spouse) of more than $1,500,000 or that they meet certain other qualification requirements; (ii) they are U.S. persons for Federal income tax purposes; and (iii) they are not charitable remainder trusts. See "Investor Qualifications." The minimum initial investment in the Fund by any investor is $50,000 (subject to the applicable sales load), and the minimum additional investment in the Fund by any investor is $25,000 (subject to the applicable sales load). Investors generally must hold their Interests through the Distributor or through a broker, dealer or financial institution that has entered into a selling agreement with the Distributor. The Fund reserves the right to reject any order for the purchase of an Interest and may, in its sole discretion, suspend the offering of Interests at any time.

                              --------------------

         Interests are not insured or guaranteed by the United States Federal Deposit Insurance Corporation or any other governmental agency. Interests are not deposits or other obligations of Bank of America Corporation or its subsidiaries and affiliates, including Bank of America, N.A. Interests are subject to investment risks, including the possible loss of the full amount invested.

         You should rely only on the information contained in this prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Interests in any state or other jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date set forth on the front of this prospectus.


                                                 TABLE OF CONTENTS

PROSPECTUS SUMMARY................................................................................................1

SUMMARY OF FUND EXPENSES.........................................................................................13

FINANCIAL HIGHLIGHTS.............................................................................................15

RISK FACTORS.....................................................................................................16

USE OF PROCEEDS..................................................................................................26

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES....................................................................27

PERFORMANCE INFORMATION..........................................................................................29

MANAGEMENT OF THE FUND...........................................................................................30

INVESTOR QUALIFICATIONS..........................................................................................34

REPURCHASES OF INTERESTS AND TRANSFERS...........................................................................35

CALCULATION OF NET ASSET VALUE...................................................................................38

CAPITAL ACCOUNTS.................................................................................................38

TAXES............................................................................................................40

DISTRIBUTION ARRANGEMENTS........................................................................................42

GENERAL INFORMATION..............................................................................................44

TABLE OF CONTENTS OF THE SAI.....................................................................................45

Appendix A - INVESTOR CERTIFICATION.............................................................................A-1

Appendix B - PERFORMANCE INFORMATION............................................................................B-1

Appendix C - SALES LOAD WAIVERS.................................................................................C-1

Appendix D - BACAP OPPORTUNITY STRATEGY, LLC FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.....D-1


                                                                vi

                               PROSPECTUS SUMMARY

         This is only a summary. The summary does not contain all of the information that you should consider before investing in BACAP Opportunity Strategy, LLC. You should review the more detailed information contained in this prospectus and in the statement of additional information of the Fund (the "SAI").

THE FUND BACAP Opportunity Strategy, LLC (the "Fund") is a Delaware limited liability company. The Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). BACAP Advisory Partners, LLC serves as the Fund's investment adviser (the "Adviser"). Alkeon Capital Management, LLC ("Alkeon"), a member of the Adviser, has been retained to serve as the sub-adviser to the Fund and provides day-to-day investment management services to the Fund, subject to the general supervision of the Adviser.

                           Investors who purchase limited liability company interests in the Fund ("Interests") and are admitted to the Fund by its Board of Managers (the "Board") will become members of the Fund ("Members").


INVESTMENT OBJECTIVE AND   The  Fund's   investment   objective  is  to  achieve
PRINCIPAL STRATEGIES       long-term  capital  appreciation.   It  pursues  this
                           objective by investing  its assets  primarily in long
                           and  short   positions  in  the   securities  of  (i)
                           companies   engaged  in   developing,   producing  or
                           delivering  technology  related products or services,
                           (ii)   companies   which  may  benefit  from,  or  be
                           disadvantaged  by,  technology  related  products  or
                           services and (iii) companies that derive  significant
                           revenues from businesses that Alkeon believes will be
                           affected  by   technological   events  and   advances
                           ("Technology  Companies").  Examples  of the types of
                           industries   in  which  the  Fund  may  invest   are:
                           aerospace;    electronics;    information    sciences
                           (including  computer  hardware and software,  and the
                           Internet);  life sciences (including pharmacology and
                           biotechnology);   networking;   semiconductors;   and
                           telecommunications (including equipment makers and service providers).

                           The Fund's investment program focuses on investing in the equity securities of Technology Companies that Alkeon believes are well positioned to benefit from accelerating demand for their products or services or from developments that Alkeon believes will favorably affect company profits or stock price. For example, the Fund seeks investments in companies that can benefit from trends in various sectors of the technology market such as: deregulation of global markets and the associated need for upgrading existing network infrastructure; increased corporate spending on information technology for both hardware and software; applications that involve extensive computation; pharmaceutical advances resulting from biotechnological innovations; increasingly complex media applications; and advances and innovations in industrial technologies, business services and material sciences.

                           The Fund's investment program also involves effecting short sales of securities to seek profits from declines in the prices of the securities of Technology Companies that Alkeon believes are likely to decline in value as a result of changes in technology or as a result of developments that Alkeon believes will adversely affect company profits or stock price. Alkeon may determine to sell a security short based on its consideration of various factors, including the nature of a company's products, an assessment of the skills and capabilities of the company's management and the likelihood that technological developments or other trends will adversely affect the company's revenues and prospects.

                           The Fund's portfolio includes long and short positions in equity securities of U.S. and non-U.S. companies. The Fund also may invest in debt securities, swaps, swaptions, and other derivative instruments, such as forward contracts and options on stock indices, and structured equity-related products, including shares of exchange traded funds and similar investments. Depending upon market conditions and the availability of suitable investment opportunities, the Fund may utilize leverage by purchasing securities on margin as part of its investment program. The Fund may use all or any of these investment techniques and instruments to pursue its investment objective or for hedging purposes. The use of these investment techniques and instruments and, in particular, the use of short sales and leverage, involve certain risks.

                           During periods of adverse market conditions in the technology sector or in the equity securities markets generally, as determined by Alkeon, the Fund may temporarily invest all or any portion of its assets in equity securities of non-technology related issuers or in high quality fixed-income securities, including money market instruments or shares of money market funds, or hold its assets as cash. The Fund also may invest in money market instruments, shares of money market funds or hold cash for liquidity purposes. Adverse market conditions in the technology sector would include periods during which excessive volatility or broad persistent declines in the prices of Technology Company stocks would, in Alkeon's judgment, make it unlikely that the Fund could achieve capital appreciation by investing in Technology Companies in accordance with its normal investment program.

                           Although the Fund invests primarily in marketable securities, up to 15% of the value of its net assets may be invested in securities and other investments that are illiquid.

                           Alkeon primarily relies on investment research and fundamental analysis of company financial data in seeking to identify investment opportunities for the Fund. The research process may include company visits, management interviews, updating of valuation models, review and analysis of published research, and discussions with industry sources.

                           Mr. Panayotis ("Takis") Sparaggis, the managing member and controlling person of Alkeon, serves as the portfolio manager of the Fund. Mr. Sparaggis and Alkeon pursue an investment strategy for the Fund that is substantially similar to the investment strategy that has been used by Alkeon in managing the portfolios of certain other accounts advised by Alkeon or its personnel. See "Investment Objectives and Principal Strategies--The Fund's Investment Program" and "Risk Factors--Conflicts of Interest."

                           AN INVESTMENT IN THE FUND INVOLVES SUBSTANTIAL RISKS, AND NO ASSURANCE CAN BE GIVEN THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE.

INVESTMENT ADVISORY        The  Adviser,  BACAP  Advisory  Partners,  LLC,  is a
ARRANGEMENTS               Delaware limited liability company that is registered
                           as  an  investment   adviser  under  the   Investment
                           Advisers  Act of 1940,  as amended  (the  "Investment
                           Advisers  Act").  Pursuant to an investment  advisory
                           agreement  between  the  Fund  and the  Adviser  (the
                           "Advisory Agreement"), the Adviser is responsible for
                           developing,  implementing  and supervising the Fund's
                           investment  program.  BACAP  Distributors,  LLC  (the
                           "Distributor"),  a wholly-owned  direct subsidiary of
                           Bank  of  America,   N.A.,  a  wholly-owned  indirect
                           subsidiary of Bank of America Corporation and the distributor of the Fund, is the managing member and controlling person of the Adviser. Alkeon Capital
                           Management, LLC, which is a non-managing member of the Adviser, has been retained to serve as the sub-adviser to the Fund and provides day-to-day investment management services to the Fund, subject to the general supervision of the Adviser.

                           In consideration of services provided by the Adviser, the Fund pays the Adviser a monthly fee (the "Management Fee") computed at the annual rate of 1.00% of the aggregate value of outstanding Interests determined as of the last day of each month (before reduction for any repurchases of Interests or Incentive Allocations). In addition, the Adviser is entitled to be the special advisory member of the Fund and to receive in such capacity a performance-based incentive allocation that is determined as a percentage of the net profits otherwise allocable to each Member and is allocated to a capital account in the Fund maintained solely for this purpose (the "Special Advisory Account").

                           Alkeon Capital Management, LLC is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act. Pursuant to a sub-advisory agreement with the Adviser, Alkeon has been retained by the Adviser to manage the Fund's investment portfolio and to provide various other services. Subject to the general supervision of the Adviser, Alkeon is responsible for all decisions regarding the investment and reinvestment of the Fund's assets and for the placement of all orders to purchase and sell investments for the Fund.

                           In consideration of services provided by Alkeon, the Adviser pays Alkeon a monthly sub-advisory fee computed at the annual rate of 0.25% of the aggregate value of outstanding Interests determined as of the last day of each month (before reduction for any repurchases of Interests or Incentive Allocations). This fee is paid by the Adviser and not by the Fund. As a non-managing member of the Adviser, Alkeon also will be entitled to share in the revenues of the Adviser. See "Management of the Fund--General."

INCENTIVE ALLOCATION       The  Adviser is  entitled  to receive  out of the net
                           profits allocable to each Member a  performance-based
                           allocation  of 20% of the net profits,  if any,  that
                           otherwise  would have been  credited  to the  capital
                           account of each Member (an  "Incentive  Allocation").
                           The   Incentive   Allocation  is  debited  from  each
                           Member's  capital account and credited to the Special
                           Advisory Account, and generally is made as of the end of each calendar year and upon the repurchase by the Fund of a Member's Interest (or any portion thereof).
                           It will apply only to net profits for the applicable period that exceed any balance in a "Loss Recovery
                           Account" (as described below) established for the Member.

                           If a portion of a Member's Interest (rather than the entire Interest) is repurchased by the Fund as of a date other than the end of a calendar year, the Incentive Allocation will be made only with respect to a pro rata portion of any net profits allocable to the Member, based upon the percentage portion of the Interest that is repurchased. In that event, a pro rata portion of any balance in the Member's Loss Recovery Account (based upon the percentage portion of the Interest that is repurchased) will be deemed attributable to the portion of the Interest repurchased, and a corresponding reduction in the remaining balance of the Member's Loss Recovery Account will be made.

                           The Loss Recovery Account is a memorandum account with respect to each Member that has an initial balance of zero. As of the first day after the close of each period for which the Incentive Allocation is to be determined, the balance of the account is adjusted in the manner provided in the limited liability company agreement of the Fund (the "LLC Agreement") to increase the balance to reflect net losses allocated to the Member and to decrease the balance (but not below zero) to reflect any net profits allocated to the Member. The Loss Recovery Account operates to assure that a Member is not subject to the Incentive Allocation on net profits except to the extent they exceed prior net losses. See "Management of the Fund--Incentive Allocation."

BORROWING                  The Fund is  authorized  to make margin  purchases of
                           securities and to borrow money from brokers and banks
                           for  investment  purposes.  This  practice,  which is
                           known as  "leverage",  is  speculative  and  involves
                           certain  risks.  The Fund also may  borrow  money for
                           temporary or emergency purposes or in connection with
                           the  repurchase of Interests.  Borrowings by the Fund
                           will be subject to a 300% asset coverage  requirement
                           under the Investment  Company Act and any policies of
                           the  Board.  "See  Risk  Factors--Leverage;  Interest
                           Rates;   Margin"  and   "Investment   Objective   and
                           Principal  Strategies--Borrowing;  Use of  Leverage."

INVESTOR QUALIFICATIONS    Interests  are being  offered only to investors  that
                           represent that: (i) they are individuals or companies
                           (other  than  investment  companies)  that have a net
                           worth  (or in the case of  individuals,  a joint  net
                           worth with their spouse) of more than $1.5 million or
                           that   they   meet   certain   other    qualification
                           requirements;  (ii) they are U.S. persons for Federal
                           income   tax   purposes;   and  (iii)  they  are  not
                           charitable remainder trusts.

                           Before an investor may invest in the Fund, the Distributor or the investor's sales representative will require a certification from the investor that it meets the foregoing requirements and that it will not transfer its Interest except in the limited circumstances permitted under the LLC Agreement. (The form of investor certification that each investor will be asked to sign is contained in Appendix A of this prospectus.) If an investor's certification is not received on or before the date Interests are to be issued, the investor's order will not be accepted. The Fund reserves the right to reject any order for the purchase of an Interest and may, in its sole discretion, suspend the offering of Interests at any
                           time.   See   "Investor   Qualifications."

INVESTOR SUITABILITY       AN INVESTMENT IN THE FUND INVOLVES SUBSTANTIAL RISKS.

                           It is possible that an investor may lose some or all of its investment. Before making an investment decision, an investor should: (i) consider the suitability of this investment with respect to its investment objectives and personal situation; and
                           (ii) consider factors such as its personal net worth, income, age, risk tolerance and liquidity needs.

THE OFFERING               The  Fund  is  offering  $125  million  in  Interests
                           through the Distributor, and through brokers, dealers
                           and other  financial  institutions  that have entered
                           into selling  agreements  with the  Distributor.  The
                           Distributor  may accept orders for any lesser amount.
                           Interests  are  offered  and  may be  purchased  on a
                           monthly  basis  or at  such  other  times  as  may be
                           determined by the Board. The Interests are subject to
                           certain sales loads, as described below. In addition,
                           the Adviser may make  payments from its own resources
                           to the  Distributor  and  brokers,  dealers and other
                           financial   institutions   that  sell   Interests  to
                           compensate them for their selling  efforts,  and will
                           also  make  payments  to them  for  ongoing  investor
                           services  and  account   maintenance   services  they
                           provide  to their  customers  owning  Interests.  The
                           aggregate  amount of these  payments  are  subject to
                           applicable  limitations  in the case of payments made
                           to the Distributor and other brokers and dealers that
                           are members of the National Association of Securities
                           Dealers,   Inc.  See   "Distribution   Arrangements."

                           Investments of less than $100,000 are subject to a sales load of 4.5%, investments of less than $250,000 (but equal to or greater than $100,000) are subject to a sales load of 3.5%, investments of less than $500,000 (but equal to or greater than $250,000) are subject to a sales load of 2.5%, investments of $1,000,000 or less (but equal to or greater than $500,000) are subject to a sales load of 2.0%, in each case, computed as a percentage of the public offering price. Investments of more than $1,000,000 will not be subject to a sales load. In addition, no sales load or a reduced sales load will be charged to certain investors. Investors who sign a letter of intent will be permitted to combine the value of

                           Interests purchased over a 13-month period in order to qualify for a reduced sales load. To receive a reduced sales load or a sales load waiver, an investor must, at the time of purchase, give the selling agent sufficient information to permit confirmation of the qualification. See "Distribution Arrangements."

                           All or a portion of any applicable sales load is reallowed by the Distributor to selling brokers and dealers. See "Distribution Arrangements."

PURCHASING INTERESTS       The  minimum  initial  investment  in the  Fund by an
                           investor is $50,000 (subject to the applicable sales load as described above). Additional investments must be at least $25,000 (subject to the applicable sales load as described above).

DISTRIBUTION POLICY        The Fund has no present  intention of making periodic
                           distributions  of its net income or gains, if any, to
                           Members.  The amount and times of  distributions,  if
                           any, will be determined in the sole discretion of the
                           Board. Whether or not distributions are made, Members
                           will be required each year to pay applicable Federal,
                           state  and  local  income  taxes on their  respective
                           shares  of  the  Fund's   taxable   income.

LIMITED LIQUIDITY AND      The  Fund  is  a  closed-end   management  investment
TRANSFER RESTRICTIONS      company.   Closed-end   funds  differ  from  open-end
                           management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares or interests on a daily basis.

                           In addition, there is no public market for Interests and none is expected to develop. With very limited exceptions, Interests are not transferable, and liquidity will be provided only through repurchase offers made from time to time by the Fund, as described below. If a Member attempts to transfer its Interest in violation of the LLC Agreement, the transfer will not be permitted and will be void. AN INVESTMENT IN THE FUND IS THEREFORE SUITABLE ONLY FOR INVESTORS WHO CAN BEAR THE RISKS ASSOCIATED WITH THE OWNERSHIP OF INTERESTS HAVING LIMITED LIQUIDITY, AND SHOULD BE VIEWED AS A LONG-TERM INVESTMENT. See "Repurchases of Interests and Transfers--No Right of Redemption."

                           Interests generally may be held only through the Distributor or a broker, dealer or other financial institution that has entered into a selling agreement with the Distributor.


REPURCHASES OF INTERESTS   No Member has the right to require the Fund to redeem
                           its Interest. The Fund may from to time offer to repurchase Interests pursuant to written tenders by Members. Repurchases will be made at such times and on such terms as may be determined by the Board, in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding
                           Interests. In determining whether and when the Fund should repurchase Interests, the Board will consider the recommendations of the Adviser. The Adviser expects that it generally will recommend to the Board that the Fund offer to repurchase Interests from Members twice each year, effective as of June 30 and December 31 of each year.

                           The Board will consider the following factors, among others, in making its determinations with respect to the repurchase of Interests: (i) whether any Members have requested the repurchase of Interests by the Fund; (ii) the liquidity of the Fund's assets; (iii) the investment plans and working capital requirements of the Fund; (iv) the relative economies of scale with respect to the size of the Fund; (v) the history of the Fund in repurchasing interests; (vi) the economic condition of the securities markets; and
                           (vii) the anticipated tax consequences of any proposed repurchases of Interests.

                           The LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, for repurchase by the Fund of the Member's entire Interest has not been repurchased within a period of two years from the date of the request. See "Repurchases of Interests and Transfers--Repurchases of Interests."

TAXATION Counsel to the Fund has rendered an opinion that the Fund will be classified as a partnership and not as an association taxable as a corporation for Federal income tax purposes. Counsel also has rendered its opinion that, under a "facts and circumstances" test set forth in regulations adopted by the U.S. Treasury Department, the Fund will not be treated as a

                           "publicly traded partnership" taxable as a corporation. Accordingly, the Fund should not be subject to Federal income tax, and each Member will be required to report on its own annual tax return such Member's distributive share of the Fund's taxable income or loss.

                           If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation (as a result of a successful challenge to the opinions rendered by counsel to the Fund or otherwise), the taxable income of the Fund would be subject to corporate income tax and any distributions of profits from the Fund would be treated as dividends. See "Taxes" and "SAI--Tax Aspects."


ERISA PLANS AND OTHER      Because the Fund may use leverage,  investors subject
TAX-EXEMPT ENTITIES        to the  Employee  Retirement  Income  Security Act of
                           1974  ("ERISA")  and other  tax-exempt  investors may
                           incur  income tax  liability to the extent the Fund's
                           transactions  are treated as giving rise to unrelated
                           business taxable income. The Fund is not designed for
                           investment  by  charitable   remainder   trusts  and,
                           therefore,  such trusts may not  purchase  Interests.
                           See     "SAI--Tax     Aspects"    and     "SAI--ERISA
                           Considerations."

RISKS AND SPECIAL          An investment in the Fund involves  substantial risks
CONSIDERATIONS             and special considerations, including the following:

                            o Investing in the Fund can result in a loss of capital invested.

                            o The Fund's investments and its performance will be affected by risk factors particular to the technology sector, including the risks associated with investing in companies that have limited operating histories, rely on technologies that may change rapidly or become obsolete, or lack adequate management or skilled personnel. General market and economic conditions affecting the securities markets generally will also affect the Fund's investment performance.

                            o Because the Fund uses leverage and effects short sales and may use derivative transactions, an investment in the Fund may result in significant losses.

                            o As a non-diversified investment company, there are no percentage limitations on the portion of the Fund's assets that may be invested in the securities of any one issuer. The Fund generally will not invest more than 15% of the value of its total assets (unleveraged and measured at the time of purchase) in a single company. Because the Fund is non-diversified, its investment portfolio may be subject to greater risk and volatility than if investments had been made in the securities of a broader range of issuers.

                            o The Fund has a limited operating history on which investors can evaluate its performance. However, personnel of Alkeon, including Mr. Sparaggis, have substantial experience in managing investment portfolios, including other investment funds having investment strategies substantially similar to that of the Fund.

                            o Interests in the Fund will not be traded on any securities exchange or other market and are subject to substantial restrictions on transfer. Although the Fund may offer to repurchase Interests from time to time, a Member may not be able to liquidate its Interest in the Fund for up to two years.

                            o The Incentive Allocation that may be debited from the capital account of each Member and credited to the Special Advisory Account of the Adviser may create an incentive for Alkeon to cause the Fund to make investments that are riskier or more speculative than would be the case in the absence of the Incentive Allocation.

                            o Because the Incentive Allocation is calculated on a basis that includes unrealized appreciation of the Fund's assets, the allocation may be greater than if it were based solely on realized gains.

                            o The Fund may invest a portion of its assets in the securities of foreign issuers. Investments in foreign securities are affected by risk factors generally not thought to be present in the U.S., including, among other things, increased political, regulatory, contractual and economic risk and exposure to currency fluctuations. Certain other types of investments, such as derivatives and illiquid investments, also involve particular risks.

                            o The deductibility of investment expenses allocable to Members may be subject to limitations and such expenses may be disallowed for purposes of calculating a Member's alternative minimum tax liability.

                            o The fees and performance-based allocations incurred by the Fund and Members are higher than those of most other registered investment companies.

                           IN VIEW OF THE RISKS NOTED ABOVE, AN INVESTMENT IN THE FUND SHOULD BE CONSIDERED SPECULATIVE AND INVESTORS SHOULD PURCHASE INTERESTS ONLY IF THEY CAN SUSTAIN A COMPLETE LOSS OF THEIR INVESTMENT.

                           NO GUARANTEE OR REPRESENTATION IS MADE THAT THE INVESTMENT PROGRAM OF THE FUND WILL BE SUCCESSFUL OR THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE.

                           SEE "RISK FACTORS."

                            SUMMARY OF FUND EXPENSES

         The   following   table    illustrates    the   expenses,    fees   and
performance-based allocations that the Fund expects to incur and that investors can expect to bear.


Investor Transaction Expenses
     Maximum Sales Load (as a percentage of offering price)................ .....................4.50%  (1)
Annual Expenses (as a percentage of net assets attributable to Interests)
     Management Fee..............................................................................1.00%
     Other Expenses..............................................................................2.02%  (2)
     Total Annual Expenses
       (excluding Incentive Allocation)..........................................................3.02%  (3)
     Waiver......................................................................................0.23%
     Annual Expenses after Waiver
       (excluding Incentive Allocation)..........................................................2.79%
     Incentive Allocation........................................................................20.00% (4)
       (as a percentage of net profits)



(1) Investments of less than $100,000 are subject to a sales load of 4.5%, investments of less than $250,000 (but equal to or greater than $100,000) are subject to a sales load of 3.5%, investments of less than $500,000 (but equal to or greater than $250,000) are subject to a sales load of 2.5%, investments of $1,000,000 or less (but equal to or greater than $500,000) are subject to a sales load of 2.0%, in each case, as a percentage of the public offering price. Investments of more than $1,000,000 will not be subject to a sales load. No sales load will be charged to certain types of investors. See "Distribution Arrangements--Purchase Terms."


(2) "Other Expenses," as shown above, is an estimate for the current fiscal year. This estimate assumes that the Fund's average net assets are $50 million and it includes all expected ordinary operating expenses (other than the Management Fee) and estimated stock loan fees and other charges of the Fund's prime broker. "Other Expenses" also includes organization expenses which will be borne by investors solely during the first twelve months of the Fund's operations (currently estimated at 0.49%). Other Expenses (assuming average net assets of $50 million) are estimated at 1.53%, for subsequent periods, excluding amounts that may be recovered by the Adviser under the Expense Limitation Agreement described in footnote 3 below. To the extent that the Fund's average net assets are substantially less than $50 million, "Other Expenses" will be significantly higher than estimated above. See "Management of the Fund -- Fund Expenses."


(3) The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement"). Pursuant to the terms of the Expense Limitation Agreement, the Adviser will waive its fees or pay or absorb the ordinary operating expenses of the Fund to the extent necessary to limit the ordinary operating expenses of the Fund to 2.30% per annum of the Fund's average net assets (the "Expense Limitation"). Ordinary operating expenses do not include organization expenses, interest, taxes, brokerage, the Incentive Allocation (defined below), and extraordinary expenses. In consideration for the Adviser's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the end of the fiscal year in which the expense was incurred, and will reimburse the Adviser such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses for any year to exceed the Expense Limitation in effect at the time. The Expense Limitation Agreement will remain in effect until the Adviser (or an affiliate of the Adviser) no longer provides investment advisory services to the Fund or until terminated by the Adviser or the Fund.


(4) The Adviser is entitled to receive out of the net profits allocable to each Member a performance-based allocation of 20% of the net profits, if any, that otherwise would have been credited to the capital account of each Member (the "Incentive Allocation"). The Incentive Allocation will be debited from each Member's capital account and credited to a capital account maintained solely for this purpose (the "Special Advisory Account"), and generally will be made as of the end of each calendar year and upon the repurchase of the Member's Interest (or any portion thereof). The Incentive Allocation will be made only with respect to net profits allocable to a Member that exceed any balance in the Member's Loss Recovery Account. See "Management of the Fund--Incentive Allocation."

         The purpose of the table above is to assist prospective investors in understanding the various costs, expenses and performance-based allocations investors in the Fund will bear directly or indirectly. "Other Expenses," as shown above, is an estimate, assuming Fund average net assets of $50 million. If average net assets are less than $50 million, "Other Expenses" will be higher than estimated above. For a more complete description of the various costs, expenses and performance-based allocations of the Fund, see "Management of the Fund."


                                                                          Example 1


                                               1 Year             3 Years            5 years            10 Years
An investor would pay the following
expenses on a $1,000 investment
(including the Incentive Allocation),
assuming a 5% annual return:                    $72                $132                $196               $369

                                                                          Example 2

                                               1 Year             3 Years            5 Years            10 Years
An investor would pay the following
expenses on a $50,000 investment
(including the Incentive Allocation),
assuming a 5% annual return:                   $3,827             $6,849             $10,022             $18,667



         The examples are based on the annual expenses and Incentive Allocation set forth above and assume that the Expense Limitation Agreement remains in effect. The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund's actual rate of return may be greater or less than the hypothetical 5% return assumed in the examples. If the Fund's actual rate of annual return exceeds 5%, the dollar amounts of expenses (which for purposes of the examples are assumed to include the Incentive Allocation) could be significantly higher because of the Incentive Allocation.

                              FINANCIAL HIGHLIGHTS

         The information contained in the table below shows the audited operating performance of the Fund from the commencement of the Fund on October 1, 2002 through December 31, 2002. The information has been derived from the financial statements contained in the Fund's annual report for the period ended December 31, 2002 (the "Annual Report"), which have been audited by
PricewaterhouseCoopers LLP ("PwC"). PwC's report, along with the Fund's financial statements, are included in the Annual Report, which is available upon request. Because the fund is recently organized and commenced operations on October 1, 2002, the table covers approximately three months of operations.


                                                                     OCTOBER 1, 2002
                                                               (COMMENCEMENT OF OPERATIONS)
                                                               ----------------------------
                                                                         THROUGH
                                                                   DECEMBER 31, 2002(1)
Net assets, end of period (000)                                           23,653
     Ratio of net investment income (loss) to average net
      assets *                                                           (2.25%)
     Ratio of expenses to average net assets (excluding
      organizational expenses) *                                         (2.30%)

      Ratio of expenses to average net assets, net of                    (3.23%)
      waivers *
     Ratio of expenses to average net assets, gross of                   (7.33%)
      waivers *

     Portfolio turnover rate                                               273%
     Total return                                                        (0.51%)


(1) Net investment income (loss) ratio, expenses to average net assets ratio and total return are calculated for the Members as a whole. An individual Member's return may vary from this return based on the timing of capital transactions.


* Ratios are annualized and reflect the re-allocation of organizational expenses to all Members.


                                  RISK FACTORS

         AN INVESTMENT IN THE FUND INVOLVES SUBSTANTIAL RISKS, INCLUDING THE RISK THAT THE ENTIRE AMOUNT INVESTED MAY BE LOST. The Fund invests in and actively trades securities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. Various other risks also are associated with an investment in the Fund, including risks relating to compensation arrangements and risks relating to the limited liquidity of Interests.

         Prospective investors should consider the following factors in determining whether an investment in the Fund is a suitable investment. However, the risks enumerated below should not be viewed as encompassing all of the risks associated with an investment in the Fund. Prospective investors should read this entire prospectus and the SAI and consult with their own advisers before deciding whether to invest. In addition, because the Fund's investment program may develop and change over time (subject to limitations imposed by applicable laws or by the Fund's investment policies and restrictions), an investment in the Fund may in the future be subject to additional and different risk factors.

INVESTMENT-RELATED RISKS

         INVESTING IN TECHNOLOGY COMPANIES. Because the Fund primarily invests its assets in and effects short sales of securities of companies engaged in the technology sector, the Fund's investments and its performance will be affected by risk factors particular to the technology sector, as well as market and economic conditions affecting the securities markets generally.

         Investing in securities and other instruments of Technology Companies involves substantial risks. These risks include: the fact that many companies in the Fund's portfolio may have limited operating histories; rapidly changing technologies and products which may quickly become obsolete; cyclical patterns in information technology spending which may result in inventory write-offs, cancellation of orders and operating losses; scarcity of management, engineering and marketing personnel with appropriate training; the possibility of lawsuits related to technological patents; changing investors' sentiments and preferences with regard to technology sector investments (which are generally perceived as risky) with their resultant effect on the price of underlying securities; and volatility of the prices of technology company securities, which may cause the Fund's performance to experience substantial volatility.

         GENERAL ECONOMIC AND MARKET CONDITIONS. The success of the Fund's investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of the Fund's investments. Unexpected volatility or illiquidity could impair the Fund's profitability or result in losses.

         HIGHLY VOLATILE MARKETS. The prices of derivative instruments, including swaps and options, can be highly volatile. Price movements of forward, swap and other derivative contracts in which the Fund's assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. The Fund is also subject to the risk of the failure of any exchanges on which its positions trade or of the clearinghouses for those exchanges.

         RISKS OF SECURITIES INVESTMENTS. All securities investing and trading activities involve the risk of loss of capital. Although Alkeon will attempt to moderate this risk, there can be no assurance that the Fund's investment activities will be successful or that Members will not suffer losses. The following discussion sets forth some of the more significant risks associated with securities of the types in which the Fund will invest:

         EQUITY SECURITIES. A significant portion of the Fund's investment portfolio normally will consist of long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. The Fund also may invest in depositary receipts relating to non-U.S. securities. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

         FIXED-INCOME SECURITIES. The Fund may invest a portion of its assets in fixed-income securities. The Fund will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and non-U.S. corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

         The Fund may invest in both investment grade and non-investment grade debt securities (commonly referred to as "junk bonds"). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by Alkeon to be of comparable quality.

         The Fund's investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

         NON-U.S. INVESTMENTS. The Fund may invest a portion of its assets in securities of non-U.S. companies and countries. Investing in these securities involves certain considerations not usually associated with investing in securities of U.S. companies or the U.S. government, including political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments; the possibility of imposition of withholding or other taxes on dividends, interest, capital gain or other income; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; and certain government policies that may restrict the Fund's investment opportunities. In addition, accounting and financial reporting standards that prevail in foreign countries generally are not equivalent to U.S. standards and, consequently, less information is available to investors in companies located in such countries than is available to investors in companies located in the U.S. Moreover, an issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other. There is also less regulation, generally, of the securities markets in foreign countries than there is in the U.S. In addition, unfavorable changes in a foreign currency exchange rate may adversely affect the U.S. dollar values of securities denominated in foreign currencies or traded in non-U.S. markets. The Fund may, but is generally not required to hedge against such risk, and there is no assurance that any attempted hedge will be successful.

         Securities of issuers in emerging and developing markets present risks not found in securities of issuers in more mature markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Fund might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges, and legal and accounting systems. Investments in issuers in emerging and developing markets may be subject to greater risks of government restrictions with respect to withdrawing the proceeds from sales of such investments. Economies of developing countries may be more dependent on relatively few industries that may be highly vulnerable to local and global changes. Governments of developing countries may be more unstable and present greater risks of nationalization or restrictions on foreign ownership of stocks of local companies.

         ILLIQUID INVESTMENTS. The Fund may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. Calculating the fair value of the Fund's illiquid investments may be difficult. The market prices, if any, for these securities tend to be volatile and the Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

         SMALL AND MID CAPITALIZATION STOCKS. A portion of the Fund's assets may be invested in securities of small and mid capitalization companies. Historically, such securities have been more volatile in price than those of larger capitalized, more established companies included in the Standard & Poor's Composite Index of 500 Stocks (the "S&P 500"). The securities of small and mid capitalization companies pose greater investment risks because such companies may have limited product lines, distribution channels and financial and managerial resources. Further, there is often less publicly available information concerning such companies than for larger, more established businesses. The equity securities of small and mid capitalization companies are often traded over-the-counter or on regional exchanges and may not be traded in the volumes typical on a national securities exchange. Consequently, the Fund may be required to dispose of such securities over a longer (and potentially less favorable) period of time than is required to dispose of the securities of larger, more established companies. Investments in companies with limited operating histories are more speculative and entail greater risk than do investments in companies with an established operating record.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

         The Fund may utilize a variety of special investment instruments and techniques to hedge its portfolio against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue its investment objective. These strategies may be executed through derivative transactions. Certain of the special investment instruments and techniques that the Fund may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

         DERIVATIVES. Derivatives are securities and other instruments the value or return of which is based on the performance of an underlying asset, index, interest rate or other investment. Derivatives may be volatile and involve various risks, depending upon the derivative and its function in a portfolio. Special risks may apply to instruments that are invested in by the Fund in the future that cannot be determined at this time or until such instruments are developed or invested in by the Fund. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on the Fund's performance.

         CALL AND PUT OPTIONS ON SECURITIES. There are risks associated with the purchase and sale of call and put options on securities. The seller (writer) of a call option which is covered (E.G., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (E.G., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire premium invested in the put option.

         CALL AND PUT OPTIONS ON SECURITIES INDICES. The Fund may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by the Fund of options on stock indices will be subject to Alkeon's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

         EXCHANGE TRADED FUNDS. The Fund may invest in and sell short shares of exchange traded funds ("ETFs") and other similar instruments. These transactions will be used to adjust the Fund's exposure to the general market or industry sectors and to manage the Fund's risk exposure. ETF shares are shares of exchange traded investment companies that are registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and hold a portfolio of common stocks designed to track the performance of a particular index. Instruments that are similar to ETFs represent beneficial ownership interests in specific baskets of stocks of companies within a particular industry sector or group. These securities also may be exchange traded, but unlike ETFs are not registered under the Investment Company Act. ETFs and other similar instruments involve risks generally associated with investments in a broadly based portfolio of common stocks, including the risk that the general level of stock prices, or that the prices of stocks within a particular sector, may increase or decrease, thereby affecting the value of the shares of the ETF or other instrument.

         HEDGING TRANSACTIONS. The Fund may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors and forward contracts to seek to hedge against declines in the values of its portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Fund to hedge against a change or event at a price sufficient to protect the Fund's assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While the Fund may enter into hedging transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity market generally or one or more sectors of the equity market in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity market or sectors being hedged or the non-occurrence of other events being hedged against may result in a poorer overall performance for the Fund than if the Fund had not engaged in any hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Fund may not seek to establish a perfect correlation between the hedging instruments being used and the portfolio holdings being hedged. Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to additional risk of loss.


         COUNTERPARTY CREDIT RISK. Many of the markets in which the Fund effects its transactions are "over-the-counter" or "inter-dealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. To the extent the Fund invests in swaps, derivative or synthetic instruments, or other over-the-counter transactions, on these markets, it is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections. This exposes the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of a contract (whether or not BONA FIDE) or because of a credit or liquidity problem, thus causing the Fund to suffer a loss.

Counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where the Fund has concentrated its transactions with a single counterparty or small group of counterparties. The Fund is not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. However, Alkeon, with the intent to diversify, intends to monitor counterparty credit exposure of the Fund. The ability of the Fund to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

         LEVERAGE; INTEREST RATES; MARGIN. The Fund is authorized to make margin purchases of securities and to borrow money from brokers and banks for investment purposes. This practice, which is known as "leverage," is speculative and involves certain risks. The Fund also may borrow money for temporary or emergency purposes or in connection with the repurchase of Interests. The Fund may also "leverage" by using options, swaps, forwards and other derivative instruments. Although leverage presents opportunities for increasing total investment return, it has the effect of potentially increasing losses as well. Any event that adversely affects the value of an investment, either directly or indirectly, held by the Fund could be magnified to the extent that leverage is employed. The cumulative effect of the use of leverage, directly or indirectly, in a market that moves adversely to the investments of the entity employing the leverage could result in a loss that would be greater than if leverage were not employed. In addition, to the extent that the Fund borrows funds, the rates at which it can borrow may affect the operating results of the Fund. If the Fund borrows money to repurchase Interests, the costs of borrowing will be borne indirectly by all remaining Members and such Members will also be subject to the various risks associated with the use of leverage.

         In general, the anticipated use of short-term margin borrowings by the Fund results in certain additional risks. For example, should the securities that are pledged to brokers to secure margin accounts decline in value, or should brokers from which the Fund has borrowed increase their maintenance margin requirements (I.E., reduce the percentage of a position that can be financed), then the Fund could be subject to a "margin call," pursuant to which it must either deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value of the account. In the event of a precipitous drop in the value of the Fund's investments, the Fund might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses. For these reasons, the use of borrowings for investment purposes is considered a speculative investment practice.

         SHORT SELLING. The Fund may engage in short selling. Short selling involves selling securities that are not owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows an investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss because the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. For these reasons, short selling is considered a speculative investment practice.

         The Fund may also effect short sales "against the box." These transactions involve selling short securities that are owned (or that the Fund has the right to obtain). When the Fund enters into a short sale against the box, it will set aside securities equivalent in-kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. The Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.

         ACTIVELY MANAGED PORTFOLIO. Although the Fund seeks long-term capital appreciation, the Fund may sell securities and other investments when deemed appropriate by Alkeon, without regard to how long they have been held. As a result, the Fund's portfolio turnover rate may be high. A high rate of portfolio turnover means that the Fund will incur higher brokerage commissions, which will reduce the Fund's investment returns, and may result in a higher percentage of short-term capital gains that will be taxable to Members at the same rates as ordinary income.

GENERAL RISKS

         LACK OF OPERATING HISTORIES. The Fund and the Adviser have limited operating histories that investors can use to evaluate their anticipated investment performance. As discussed below, however, Mr. Panayotis ("Takis") Sparaggis and other personnel of Alkeon responsible for managing the Fund's investment portfolio have substantial experience in managing investment portfolios. In addition, Mr. Sparaggis, the portfolio manager of the Fund, has experience in managing other investment funds having investment strategies substantially similar to that of the Fund.

         NON-DIVERSIFIED STATUS. The Fund is a "non-diversified" investment company. Thus, there are no percentage limitations imposed by the Investment Company Act, on the portion of the Fund's assets that may be invested in the securities of any one issuer. The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments. To limit this risk to some degree, the Fund generally will not invest more than 15% of the value of its total assets (unleveraged and measured at the time of purchase) in the securities of any one issuer.

         INCENTIVE ALLOCATION. The special allocation of 20% of net profits to the Special Advisory Account (as defined below) of the Adviser may create an incentive for the Adviser to cause the Fund to make investments that are riskier or more speculative than those that might have been made in the absence of such arrangements. In addition, because the allocation is calculated on a basis that includes realized and unrealized appreciation, these allocations may be greater than if they were based solely on realized gains. See "Management of the Fund--Incentive Allocation."

         LIMITED LIQUIDITY; IN-KIND DISTRIBUTIONS. An investment in the Fund provides only limited liquidity because Interests may be held only through the Distributor or a broker, dealer or other financial institution that has entered into a selling agreement with the Distributor, and Members will not be able to redeem Interests on a daily basis because the Fund is a closed-end fund. In addition, with very limited exceptions, Interests are not transferable, and liquidity will be provided only through repurchase offers made from time to time by the Fund. The Adviser expects that it generally will recommend to the Fund's Board of Managers (the "Board") that the Fund offer to repurchase Interests from Members twice each year. However, there is no requirement that repurchase offers be made and it is possible that any repurchase offer that is made will be over-subscribed, in which event the Fund will purchase only a pro rata portion of the Interest (or portion of an Interest) tendered by each Member. The Fund will be dissolved if any Member has submitted a written request to the Fund for the repurchase of the Member's Interest and that Interest is not repurchased by the Fund within two years. A member may thus not be able to liquidate an investment in the Fund for a period of up to two years. AN INVESTMENT IN THE FUND IS THEREFORE SUITABLE ONLY FOR INVESTORS WHO CAN BEAR THE RISKS ASSOCIATED WITH THE LIMITED LIQUIDITY OF INTERESTS, AND SHOULD BE VIEWED AS A LONG-TERM INVESTMENT.

         Payment for repurchased Interests may require the Fund to liquidate portfolio holdings earlier than Alkeon would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. Alkeon intends to take measures (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Interests.

         The Fund expects generally to distribute cash to the holders of Interests that are repurchased. However, there can be no assurance that the Fund will have sufficient cash to pay for Interests that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Interests. Although the Fund does not generally intend to make distributions in-kind, under the foregoing circumstances, and in other unusual circumstances where the Board determines that making a cash payment would result in a material adverse effect on the Fund or on Members not tendering Interests for repurchase, Members may receive in-kind distributions of investments from the Fund's portfolio (valued in accordance with the Fund's valuation policies) in connection with the repurchase of Interests by the Fund. Any such distributions will be made on the same basis to all Members in connection with any particular repurchase offer. In addition, a distribution may be made partly in cash and partly in-kind. An in-kind distribution may consist of securities that are not readily marketable and may be subject to restrictions on resale. Members receiving an in-kind distribution will incur costs, including commissions, in disposing of securities that they receive, and in the case of securities that are not readily marketable, Members may not be able to sell the securities except at prices that are lower than those at which the securities were valued by the Fund or without substantial delay. For these various reasons, an investment in the Interests is suitable only for sophisticated investors. See "Repurchases of Interests and Transfers."

         BANKING REGULATION. The Adviser and BACAP Distributors, LLC (the "Distributor"), the distributor of the Fund and the managing member of the Adviser, are affiliates of Bank of America Corporation ("BAC") and Bank of America, N.A. ("BofA"). BAC and BofA are subject to regulation under the U.S. banking laws, including for BAC and certain affiliates, the Bank Holding Company Act of 1956, as amended (the "BHC Act") (collectively, the "Banking Laws"), and to regulation by U.S. bank regulatory agencies, including, as appropriate, the Board of Governors of the Federal Reserve and the Office of the Comptroller of the Currency. These Banking Laws, rules, regulations and guidelines and the interpretation and administration thereof by the staff of the regulatory agencies restrict the transactions and relationships between BAC, BofA and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments and transactions by the Fund.

         CONFLICTS OF INTEREST. The Adviser, the Distributor, Alkeon and their respective affiliates provide investment advisory and other services to various clients. In addition, investment professionals associated with the Adviser, the Distributor or Alkeon may carry on investment activities for their own accounts and the accounts of family members (collectively with other accounts managed by the Adviser, the Distributor, Alkeon and their affiliates, "Other Accounts"). The Fund has no interest in these activities. As a result of the foregoing, the Adviser, the Distributor and Alkeon and the investment professionals who will manage the Fund's investment portfolio will be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating investment opportunities, and their time, between the Fund and Other Accounts. Such persons will devote only so much of their time as in their judgment is necessary and appropriate.

         There may be circumstances under which Alkeon will cause one or more Other Accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of the Fund's assets it commits to such investment. There also may be circumstances under which Alkeon purchases or sells an investment for its Other Accounts and does not purchase or sell the same investment for the Fund, or purchases or sells an investment for the Fund and does not purchase or sell the same investment for one or more Other Accounts. However, it is the policy of Alkeon that: investment decisions for the Fund and Other Accounts be made based on a consideration of their respective investment objectives and policies, and of other needs and requirements affecting each account that they manage; and investment transactions and opportunities be fairly allocated among their clients, including the Fund.

         The Adviser, Alkeon and their affiliates may have interests in Other Accounts they manage which differ from their interests in the Fund and may manage such accounts on terms that are more favorable to them than the terms on which they manage the Fund. In addition, the Adviser, Alkeon and their affiliates may charge fees to Other Accounts that are lower than the fees and Incentive Allocation to which the Fund and its Members are subject.

         Under the Banking Laws and the rules, regulations and guidelines and the interpretation and administration thereof by the staff of the regulatory agencies, the Adviser and the Distributor and their affiliates are subject to restrictions on the transactions that they may make with the Fund, and their restrictions may affect the investments made by the Fund.

         Affiliates of the Adviser and the Distributor may have deposit, loan and other relationships with the issuers of securities purchased on behalf of the Fund, including outstanding loans to such issuers which may be repaid in whole or in part with the proceeds of securities so purchased. In addition, affiliates of the Adviser and the Distributor may provide investment banking and other services to such issuers. In making investment decisions on behalf of the Fund, Alkeon does not obtain or use material inside information that may be in the possession of affiliates of the Adviser or the Distributor.

         Brokerage firms affiliated with the Adviser or Alkeon also may act as brokers in effecting portfolio transactions for the Funds and will be paid brokerage commissions in connection with those transactions, subject to applicable regulations.

         TAX RISKS. A noncorporate Member's share of the Fund's investment expenses (including, but not limited to, the Management Fee and the fee paid to PFPC) may be subject to certain limitations on deductibility for regular Federal income tax purposes. Such expenses may be completely disallowed for purposes of determining the amount of a noncorporate Member's alternative minimum tax liability. See "SAI--Tax Aspects."

         DISTRIBUTIONS TO MEMBERS AND PAYMENT OF TAX LIABILITY. The Fund does not intend to make periodic distributions of its net income or gains, if any, to Members. Whether or not distributions are made, Members will be required each year to pay applicable Federal, state and local income taxes on their respective shares of the Fund's taxable income, and may have to pay applicable taxes from other sources. The amount and times of any distributions will be determined in the sole discretion of the Board. See "Taxes."

         CONSIDERATIONS FOR ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES. Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other tax-exempt entities, including employee benefit plans, Individual Retirement Accounts and 401(k) and Keogh Plans, may purchase
Interests. The Fund's assets should not be considered to be "plan assets" for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the U.S. Internal Revenue Code of 1986, as amended. For further information regarding an investment in the Fund by investors subject to ERISA, see "ERISA Considerations" in the SAI. Because the Fund may use leverage, a tax-exempt investor may incur income tax liability to the extent the Fund's transactions are treated as giving rise to unrelated business taxable income. See "SAI--Tax Aspects." The Fund is not designed for investment by charitable remainder trusts. For this reason, charitable remainder trusts may not purchase Interests.

         DEPENDENCE ON KEY PERSONNEL. In the event of the loss of key personnel of Alkeon, including Mr. Sparaggis, for any reason, there could be a material disruption to the investment program of the Fund. If any such event were to occur, the Adviser will promptly assess whether it is able to provide substantially the same services provided by Alkeon through reliance on its own resources, on other parties or both.

                                 USE OF PROCEEDS

         The Fund expects that the proceeds from the sale of Interests, net of the Fund's organization costs, offering costs and fees and expenses, will be invested in accordance with the Fund's investment program within one month after receipt of such proceeds by the Fund.

                  INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

THE FUND'S OBJECTIVE AND POLICIES

         The Fund's investment objective is to achieve long-term capital appreciation. Current income is not an objective. No assurance can be given that the Fund will achieve its investment objective. The Fund's investment objective is not fundamental and may be changed without the approval of Members.

         Except as otherwise stated in this prospectus or in the SAI, the investment policies and restrictions of the Fund are not fundamental and may be changed by the Board. In the unlikely event that the Board determines at some time in the future to change the investment objective of the Fund, Members will be given notice of such change. The Fund's fundamental investment restrictions are listed in the SAI. Its principal investment policies and strategies are discussed below. The Fund may change any investment policies and strategies that are not fundamental, if the Board believes doing so would be consistent with the Fund's investment objective.

THE FUND'S INVESTMENT PROGRAM

         The Fund pursues its investment program by investing its assets primarily in long and short positions in the securities of (i) companies engaged in developing, producing or delivering technology related products or services,
(ii) companies which may benefit from, or to be disadvantaged by, technology related products or services and (iii) companies that derive significant revenues from businesses that Alkeon believes will be affected by technological events and advances ("Technology Companies"). Examples of the types of industries in which the Fund may invest are: aerospace; electronics; information sciences (including computer hardware and software, and the Internet); life sciences (including pharmacology and biotechnology); networking; semiconductors; and telecommunications (including equipment makers and service providers).

         The Fund's investment program focuses on investing in the equity securities of Technology Companies that Alkeon believes are well positioned to benefit from accelerating demand for their products or services or from developments that Alkeon believes will favorably affect company profits or stock price. For example, the Fund seeks investments in companies that can benefit from trends in various sectors of the technology market such as: deregulation of global markets and the associated need for upgrading existing network infrastructure; increased corporate spending on information technology for both hardware and software; the use of semiconductor technology in applications that involve extensive computation; pharmaceutical advances resulting from biotechnological innovations; increasingly complex media applications; and advances and innovations in industrial technologies, business services and material sciences.

         The Fund's investment program also involves effecting short sales of securities to seek profits from declines in the prices of the securities of Technology Companies that Alkeon believes are likely to decline in value as a result of changes in technology or as a result of developments that Alkeon believes will adversely affect company profits or stock price. Alkeon may determine to sell a security short based on its consideration of various factors, including the nature of a company's products, an assessment of the skills and capabilities of the company's management and the likelihood that technological developments or other trends will adversely affect the company's revenues and prospects.

         The Fund's portfolio includes long and short positions in equity securities of U.S. and non-U.S. companies. Equity securities include common and preferred stocks and other securities having equity characteristics, including convertible debt securities, stock options, warrants and rights. The Fund also may invest in debt securities, swaps, swaptions, and other derivative instruments, such as forward contracts and options on stock indices, and structured equity-related products, including shares of exchange traded funds and similar investments. Depending upon market conditions and the availability of suitable investment opportunities, the Fund may utilize leverage by purchasing securities on margin as part of its investment program. The Fund may use all or any of these investment techniques and instruments to pursue its investment objective or for hedging purposes. The use of these investment techniques and instruments and, in particular, the use of short sales and leverage, involve certain risks.

         During periods of adverse market conditions in the technology sector or in the equity securities markets generally, as determined by Alkeon, the Fund may temporarily invest all or any portion of its assets in equity securities of non-technology related issuers or in high quality fixed-income securities, including money market instruments, or shares of money market funds, or hold its assets as cash. The Fund also may invest in money market instruments or hold cash for liquidity purposes. Adverse market conditions in the technology sector would include periods during which excessive volatility or broad persistent declines in the prices of Technology Company stocks would, in Alkeon's judgment, make it unlikely that the Fund could achieve capital appreciation by investing in Technology Companies in accordance with its normal investment program.

         Although the Fund invests primarily in marketable securities, up to 15% of the value of its net assets may be invested in securities and other investments that are illiquid.

         Alkeon primarily relies on investment research and fundamental analysis of company financial data in seeking to identify investment opportunities for the Fund. The research process may include company visits, management interviews, updating of valuation models, review and analysis of published research, and discussions with industry sources. Mr. Panayotis ("Takis") Sparaggis, the managing member and controlling person of Alkeon, will serve as the portfolio manager of the Fund. It is expected that Mr. Sparaggis and Alkeon will pursue an investment strategy for the Fund that is substantially similar to the investment strategy that has been used by Alkeon in managing the portfolios of certain other accounts advised by Alkeon or its personnel.

BORROWING; USE OF LEVERAGE

         The Fund is authorized, subject to any policies of the Board, to make margin purchases of securities and to borrow money from brokers and banks for investment purposes. This practice, which is known as "leverage", is speculative and involves certain risks. See "Risk Factors--Leverage; Interest Rates; Margin."

         The Fund is subject to the Investment Company Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). The Asset Coverage Requirement will apply to borrowings by the Fund, as well as, in certain cases, to other transactions by the Fund that can be deemed to result in the creation of a "senior security." Generally, in conjunction with portfolio positions that are deemed to constitute senior securities, the Fund must: (1) observe the Asset Coverage Requirement; (2) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (3) otherwise cover the portfolio position with offsetting portfolio securities. Segregation of assets or covering portfolio positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities. The Fund's investments in derivatives can create economic leverage which is not subject to the Asset Coverage Requirement, but involve risks similar to the use of leverage.

SHORT SELLING

         The Fund may sell securities short. To effect a short sale, the Fund will borrow the security from a brokerage firm, or other permissible financial intermediary, and make delivery to the buyer. The Fund then is obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold short by the Fund, which could result in a loss or gain, respectively. The use of short sales is a speculative practice and involves significant risks. See "Risk Factors--Short Selling."

DERIVATIVES

         The Fund may use financial instruments, known as derivatives, for purposes of hedging portfolio risk and for non-hedging purposes. Examples of derivatives include stock options, index options, swaps and forward contracts. Transactions in derivatives involve certain risks. See "Risk Factors--Derivatives."

SHORT-TERM AND DEFENSIVE INVESTMENTS

         The Fund will invest its cash reserves in high quality fixed-income securities. These investments may include money market instruments and other short-term debt obligations, shares of money market mutual funds, and repurchase agreements with banks and broker-dealers. During periods of adverse market or economic conditions, the Fund may temporarily invest all or a significant portion of its assets in these securities or hold cash. This could prevent the Fund from achieving its investment objective. Repurchase agreements involve certain risks that are described in the SAI.

                             PERFORMANCE INFORMATION

         The Fund has a limited operating history. Appendix B contains composite investment performance information for accounts that have been managed by Mr. Panayotis ("Takis") Sparaggis, the portfolio manager of the Fund, in accordance with an investment strategy that is substantially similar to the Fund's investment strategy. The performance information does not represent the investment performance of the Fund. The information is provided to illustrate the experience and historic investment results obtained by the individual who is responsible for managing the Fund's assets. It should not be viewed as indicative of the future investment performance of the Fund. In addition, Appendix B provides the Fund's actual investment performance for its limited period of operations. Prospective investors should carefully read the notes accompanying the investment performance chart in Appendix B. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE INVESTMENT RESULTS. Performance of the Fund will vary based on many factors, including market conditions, the composition of the Fund's portfolio and the Fund's expenses. The performance data used in the calculation of the composite was provided by Alkeon.

                             MANAGEMENT OF THE FUND

GENERAL

         The Fund's Board provides broad oversight over the operations and affairs of the Fund. A majority of the Board is comprised of persons who are not "interested persons" (as defined in the Investment Company Act) of the Fund ("Independent Managers").

         BACAP Advisory Partners, LLC serves as the Fund's investment adviser, subject to the ultimate supervision of and subject to any policies established by the Board, pursuant to the terms of an investment advisory agreement with the Fund (the "Advisory Agreement"). The Adviser is a recently formed Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). The Adviser is located at 101 South Tryon Street, Charlotte, NC 28255.

         Under the Advisory Agreement, the Adviser is responsible for developing, implementing and supervising the Fund's investment program. The Distributor, a wholly-owned direct subsidiary of Bank of America, N.A. and a wholly-owned indirect subsidiary of Bank of America Corporation, is the managing member of the Adviser. The Adviser is authorized, subject to the approval of the Board and Members, to retain one of its members or affiliates to act as a sub-adviser and provide any or all of the investment advisory services required to be provided to the Fund or to assist the Adviser in providing those services. Alkeon, a non-managing member of the Adviser, has been retained to serve as the sub-adviser to the Fund and provides day-to-day investment management services to the Fund, subject to the general supervision of the Adviser.

         In consideration of services provided by the Adviser, the Fund pays the Adviser a monthly fee (the "Management Fee") computed at the annual rate of 1.00% of the aggregate value of outstanding Interests determined as of the last day of each month (before reduction for any repurchases of Interests or Incentive Allocations). In addition, the Adviser is entitled to be the special advisory member of the Fund (the "Special Advisory Member") and to receive in such capacity a performance-based incentive allocation that is determined as a percentage of the net profits otherwise allocable to each Member and is allocated to a capital account in the Fund maintained solely for this purpose (the "Special Advisory Account"). See "Management of the Fund--Incentive Allocation."

         Alkeon Capital Management, LLC is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act.

Mr. Sparaggis is the controlling person of Alkeon. Pursuant to a sub-advisory agreement with the Adviser, Alkeon has been retained by the Adviser to manage the Fund's investment portfolio and to provide various other services. Subject to the general supervision of the Adviser, Alkeon will be responsible for all decisions regarding the investment and reinvestment of the Fund's assets and for the placement of all orders to purchase and sell investments for the Fund.

         Alkeon commenced its operations on January 1, 2002 and currently employs ten investment and trading professionals. Until December 31, 2001, the personnel of Alkeon were employed by another investment advisory firm and managed assets for clients of that firm, including the assets of a closed-end investment company. Alkeon manages approximately $733 million of assets as of June 30, 2003. Alkeon is located at 350 Madison Avenue, 9th Floor, New York, New York 10017. The Adviser's retention of Alkeon and the sub-advisory agreement were approved by the Board and were also approved by the Adviser as the sole initial Member. Alkeon is an independent investment adviser that is not affiliated with the Distributor.

         In consideration of services provided by Alkeon, the Adviser will pay Alkeon a monthly sub-advisory fee computed at the annual rate of 0.25% of the aggregate value of outstanding Interests determined as of the last day of each month (before reduction for any repurchases of Interests or Incentive Allocations). This fee is paid by the Adviser and not by the Fund. As a non-managing member of the Adviser, Alkeon also will be entitled to share in the revenues of the Adviser.

PORTFOLIO MANAGER

         Mr. Panayotis ("Takis") Sparaggis serves as the portfolio manager of the Fund. From May 1995 until he established Alkeon in January 2002, Mr. Sparaggis was associated with CIBC World Market Corp. ("CIBC WM") and its predecessor, Oppenheimer & Co., Inc., where he was a Managing Director. From January 1996 to December 2001, Mr. Sparaggis also was a Senior Portfolio Manager for Oppenheimer Investment Advisers ("OIA"), an investment management program offered by CIBC WM, and was responsible for OIA's MidCap Managed Account Portfolios, which had approximately $100 million of assets under management. In addition, since December 1997, Mr. Sparaggis has served as the portfolio manager of various investment funds on behalf of CIBC Oppenheimer Advisers, Inc. From 1993 until joining Oppenheimer & Co., Inc., Mr. Sparaggis was with Credit Suisse First Boston Investment Management and was responsible for security analysis and portfolio management for domestic investments, including proprietary trading on long-short equities and convertible arbitrage.

         Mr. Sparaggis, who is 37, received a Ph.D. in Electrical and Computer Engineering and a Masters in Business Administration simultaneously from the University of Massachusetts in 1993. He received an IBM Fellowship in physical sciences in 1992 and 1993. He received a Masters in Electrical and Computer Engineering from the University of Massachusetts in 1990 and a Bachelor of Science degree in Electrical Engineering and Computer Science from the National Technical University of Athens in 1988.

         Mr. Sparaggis carries on substantial investment activities for advised accounts other than the Fund and serves as portfolio manager or in a similar capacity for other investment funds with investment programs similar to that of the Fund.

INCENTIVE ALLOCATION

         The Adviser is entitled to receive out of the net profits allocable to each Member a performance-based allocation of 20% of the net profits, if any, that otherwise would have been credited to the capital account of each Member (an "Incentive Allocation"). The Incentive Allocation is debited from each Member's capital account and credited to the Special Advisory Account, and generally is made as of (i) the end of each calendar year, (ii) the day as of which the Fund repurchases the Interest of a Member (or any portion thereof),
(iii) the day as of which the Fund admits as a substitute Member a person to whom the Interest of the Member (or any portion thereof) has been transferred (unless there is no change in beneficial ownership) or (iv) the day as of which the Advisory Agreement is terminated. The Incentive Allocation will apply only to net profits for the applicable period that exceed any balance in a "Loss Recovery Account" (as described below) established for the Member.

         If a portion of a Member's Interest (rather than the entire Interest) is repurchased by the Fund as of a date other than the end of a calendar year, the Incentive Allocation is made only with respect to a pro rata portion of any net profits allocable to the Member, based upon the percentage portion of the Interest that is repurchased. In that event, a pro rata portion of any balance in the Member's Loss Recovery Account (based upon the percentage portion of the Interest that is repurchased) will be deemed attributable to the portion of the Interest repurchased, and a corresponding reduction in the remaining balance of the Member's Loss Recovery Account will be made.

         The Loss Recovery Account is a memorandum account with respect to each Member that has an initial balance of zero. As of the first day after the close of each period for which the Incentive Allocation is to be determined, the balance of the account is adjusted in the manner provided in the limited liability company agreement of the Fund (the "LLC Agreement") to increase the balance to reflect net losses allocated to the Member and to decrease the balance (but not below zero) to reflect any net profits allocated to the Member. The Loss Recovery Account operates to assure that a Member is not subject to the Incentive Allocation on net profits except to the extent they exceed prior net losses.

         The Adviser will be required to withdraw the full amount of all Incentive Allocations (computed on the basis of unaudited data) within 30 days after the date on which any Incentive Allocation is credited to the Special Advisory Account.

         The Incentive Allocation presents risks that are not present in funds without an incentive allocation. See "Risk Factors--Incentive Allocation." The overall fees and expenses of the Fund, together with the Incentive Allocation borne by Members will be higher than the fees and expenses of most other registered investment companies, but generally will be similar to those of many private investment funds and certain other registered investment companies with investment programs similar to those of the Fund. Very few advisers of registered investment companies receive incentive allocations similar to the Incentive Allocation.

ADMINISTRATION, ACCOUNTING, AND OTHER SERVICES

         PFPC Inc. ("PFPC") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to the Fund. In consideration of these services, the Fund pays PFPC a monthly fee computed at the annual rate of 0.10% of the Fund's average daily net assets (subject to a monthly minimum fee), with lower rates applicable with respect to that portion of the Fund's average daily net assets in excess of $250 million, plus an annual fee of $15,000 for tax reporting services. The Fund will also reimburse PFPC for certain out-of-pocket expenses. The principal business address of PFPC is 103 Bellevue Parkway, Wilmington, Delaware 19809.

CUSTODIAN

         PFPC Trust Company (the "Custodian") serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board. The principal business address of the Custodian is 8800 Tinicum Boulevard, 3rd floor, Philadelphia, Pennsylvania 19153.

FUND EXPENSES

         The Fund bears all costs and expenses incurred in its business and operations other than those specifically required to be borne by the Adviser pursuant to the Advisory Agreement. Costs and expenses borne by the Fund include, but are not limited to, the following:

          o all costs and expenses directly related to investment transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in investment funds;

          o    all  costs  and  expenses   associated  with  the  operation  and
               registration of the Fund, offering costs and the costs of compliance with any applicable Federal and state laws;

          o    the costs and  expenses of holding  meetings of the Board and any
               meetings  of  Members,   including  costs   associated  with  the
               preparation and dissemination of proxy materials;

          o the fees and disbursements of Fund counsel, legal counsel to the Independent Managers, independent auditors for the Fund and other consultants and professionals engaged on behalf of the Fund;

          o    the Management Fee;

          o the fees payable to fund accounting agents, transfer agents, custodians and other persons providing administrative services to the Fund;

          o the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board;

          o all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members; and

          o    such other expenses as may be approved by the Board.

         Members, as investors in the Fund, will indirectly bear the Fund expenses described above. In addition, Member's capital accounts will be subject to the Incentive Allocation.

         The Fund's organization expenses will be borne by the Fund and are $232,289. In addition, the Fund will bear certain offering costs, estimated at $232,587, associated with the initial offering of Interests, which will be charged directly to capital upon the initial sale of Interests. Before a change to the guidelines issued by the American Institute of Certified Public Accountants applicable to the Fund, the Fund would have been able to amortize its organization expenses over a 60-month period. Because of that change, however, the organization expenses now must be expensed as incurred. In order to achieve a more equitable distribution of the impact of organization and initial offering expenses among Members, an initial allocation of these expenses will be made as of the first date on which capital contributions of Members are made. These allocations will thereafter be adjusted as of each date during the one year period following commencement of the Fund's operations that additional capital is contributed to the Fund by Members. This procedure generally will result in a final allocation of the Fund's organization and initial offering expenses among Members based on the percentage that a Member's contributed capital to the Fund bears to the total capital contributed to the Fund bears to the total capital contributed to the Fund through September 30, 2003. Offering costs cannot be deducted by the Fund or Members for tax purposes.

                             INVESTOR QUALIFICATIONS

         Interests are being offered only to investors that are "Qualified Clients." Currently, Qualified Clients include: (i) natural persons and companies (other than investment companies) that represent that they have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000; (ii) persons who have at least $750,000 under the Adviser's or its affiliates' management, including any amount invested in the Fund; (iii) persons who are "qualified purchasers" as defined by the Investment Company Act and the rules thereunder; and (iv) certain knowledgeable employees who participate in the Adviser's investment activities. In addition, Interests are offered only to investors that are U.S. persons for Federal income tax purposes, as defined below, and may not be purchased by charitable remainder trusts. You must complete and sign an investor certification that you meet these requirements before you may invest in the Fund. The form of this investor certification is contained in Appendix A of this prospectus. The Fund will not be obligated to sell through brokers, dealers or other financial institutions any Interests that have not been placed with Qualified Clients that meet all applicable requirements to invest in the Fund. The Fund reserves the right to reject any order for the purchase of an Interest and may, in its sole discretion, suspend the offering of Interests at any time.

         A person is considered a U.S. person for Federal income tax purposes if the person is: (i) a citizen or resident of the United States; (ii) a corporation, partnership (including an entity treated as a corporation or partnership for U.S. Federal income tax purposes) or other entity (other than an estate or trust) created or organized under the laws of the United States, any state therein or the District of Columbia; (iii) an estate (other than a foreign estate defined in Section 7701(a)(31)(A) of the Internal Revenue Code of 1986, as amended (the "Code")); or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust.

                     REPURCHASES OF INTERESTS AND TRANSFERS

NO RIGHT OF REDEMPTION

         No Member or other person holding an Interest or a portion of an Interest acquired from a Member has the right to require the Fund to redeem that Interest or any portion thereof. There is no public market for Interests, and none is expected to develop. With very limited exceptions, Interests are not transferable and liquidity is provided only through limited repurchase offers that will be made from time to time by the Fund. Any transfer of an Interest in violation of the LLC Agreement will not be permitted and will be void. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Interests by the Fund, as described below. For information on the Fund's policies regarding transfers of Interest, see "Repurchases and Transfers of Interests--Transfers of Interests" in the SAI.

REPURCHASES OF INTERESTS

         The Fund expects that it will, from time to time, make offers to repurchase outstanding Interests pursuant to written tenders by Members. Repurchase offers will be made at such times and on such terms as may be determined by the Board, in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Interests.

         In determining whether and when the Fund should repurchase Interests, the Board will consider the recommendations of the Adviser. The Adviser expects that it generally will recommend to the Board that the Fund offer to repurchase Interests from investors twice each year, effective as of June 30 and December 31 of each year. The LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, for repurchase of its Interest, has not been repurchased by the Fund within a period of two years from the date of the request. See "Repurchases and Transfers of Interests--Repurchase Offers" in the SAI. The Board also will consider the following factors, among others, in making its determination:

          o whether any Members have requested the repurchase of Interests or portions thereof by the Fund;

          o    the liquidity of the Fund's assets;

          o the investment plans and working capital requirements of the Fund;

          o the relative economies of scale with respect to the size of the Fund;

          o the history of the Fund in repurchasing Interests or portions thereof;

          o    the economic condition of the securities markets; and

          o the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

         The Board will determine that the Fund repurchase Interests or portions thereof from Members pursuant to written tenders only on terms the Board determines to be fair to the Fund and Members. When the Board determines that the Fund will make a repurchase offer, notice of that offer will be provided to each Member describing the terms of the offer, and containing information that Members should consider in deciding whether to tender Interests for repurchase. Members who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the estimated net asset value of their Interests from the Adviser during the period the offer remains open.

         When Interests are repurchased by the Fund, Members will generally receive cash distributions equal to the value of the Interests (or portion of the Interest) repurchased. However, in the sole discretion of the Fund, the proceeds of repurchases of Interests may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that the Fund does not have sufficient cash to pay for Interests that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Members not tendering Interests for repurchase. In the event that the Fund distributes securities in-kind, it is expected that all Members whose Interests are being repurchased will receive the same proportion of their respective distributions on an in-kind basis. See "Risk Factors--Limited Liquidity; In-kind Distributions." Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Interests or portions thereof from Members.

         A Member that tenders all or part of its Interest may have a taxable event when the Interest is repurchased. Gain, if any, will be recognized by a tendering Member only as and after the total proceeds received by the Member exceed the Member's adjusted tax basis in the Interest. A loss, if any, will be recognized only upon tendering its entire Interest and only after the Member has received full payment under the promissory note that will be given to the Member prior to the Fund's payment of the repurchase amount. The Incentive Allocation will be made if a Member's Interest (or a portion of an Interest) is repurchased by the Fund as of a date other than the end of the calendar year. See "Management of the Fund -- Incentive Allocation."

REPURCHASE PROCEDURES

         The amount that a Member may expect to receive on the repurchase of the Member's Interest (or portion thereof) will be the value of the Member's capital account (or portion thereof being repurchased) determined as of a specified valuation date (the "Valuation Date"), which will be the same date as the expiration date of the tender offer or shortly thereafter, and will be based on the net asset value of the Fund's assets as of the Valuation Date, after giving effect to all allocations to be made as of that date to the Member's capital account, including any Incentive Allocation. Payment of the purchase price pursuant to a tender of Interests or portions thereof will consist of: (i) cash and/or securities (valued at net asset value in accordance with the LLC
Agreement and distributed to tendering Members on a pari passu basis) in an aggregate amount equal to at least 95% of the estimated unaudited net asset value of the Interests tendered, determined as of the Valuation Date (the "Initial Payment"); and (ii) a promissory note (the "Note") that is not expected to bear interest and is not transferable, entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered as of the Valuation Date, determined based on the audited financial statements of the Fund, over (b) the Initial Payment. The Initial Payment will be made promptly after the Valuation Date in accordance with the terms of the written offer from the Fund to repurchase the Interests. This amount will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year). The Note would be delivered to the tendering Member promptly after the expiration date and would be payable in cash promptly after completion of the annual audit of the Fund's financial statements.

         A Member who tenders for repurchase only a portion of the Member's Interest will be required to maintain a capital account balance of at least $50,000, net of the amount of the Incentive Allocation, if any, that will be debited from the capital account of the Member as of the Valuation Date. If a Member tenders a portion of an Interest and the repurchase of that portion (net of any Incentive Allocation) would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of the Interest to be purchased from the Member so that the required minimum balance is maintained. If a repurchase offer is oversubscribed by Members, the Fund will repurchase only a pro rata portion of the Interest tendered by each Member.

         Repurchases of Interests by the Fund are subject to certain regulatory requirements imposed by the rules of the Securities and Exchange Commission.

MANDATORY REDEMPTION BY THE FUND

         The LLC Agreement provides that the Fund may redeem an Interest (or portion thereof) of a Member or any person acquiring an Interest (or portion thereof) from or through a Member under certain circumstances, including if: ownership of the Interest by the Member or other person will cause the Fund to be in violation of certain laws; continued ownership of the Interest may adversely affect the Fund; any of the representations and warranties made by a Member in connection with the acquisition of the Interest was not true when made or has ceased to be true; or it would be in the best interests of the Fund to repurchase the Interest or a portion thereof.

         A MEMBER WHOSE INTEREST IS REPURCHASED OR REDEEMED BY THE FUND WILL NOT BE ENTITLED TO A RETURN OF ANY AMOUNT OF SALES LOAD THAT WAS CHARGED IN CONNECTION WITH THE PURCHASE OF SUCH INTEREST.

                         CALCULATION OF NET ASSET VALUE

         The net asset value of the Fund is computed as of the close of business on the last day of each "fiscal period" (as defined under "Capital Accounts" below). The Fund's net asset value is the value of the Fund's assets less its liabilities. In computing net asset value, the Fund will value its investments at market value, if market quotations are readily available. Investments for which market quotations are not readily available and other assets and liabilities will be valued at fair value as determined in good faith by the Board or in accordance with procedures adopted by the Board. Expenses of the Fund and its liabilities (including the amount of any borrowings) are taken into account for purposes of computing net asset value.

         With respect to securities whose market value is not readily available, prospective investors should be aware that the determinations by the Board of the fair value of such securities are subject to inaccuracies. Further, the Board's valuation of such securities could have an adverse effect on the Fund's net assets if its judgments regarding appropriate valuations should prove incorrect.

                                CAPITAL ACCOUNTS

GENERAL

         The Fund maintains a separate capital account for each Member, which has an opening balance equal to the Member's initial contribution to the capital of the Fund (I.E., the amount of the investment less any applicable sales load). Each Member's capital account is increased by the amount of any additional contributions by the Member to the capital of the Fund, plus any amounts credited to the Member's capital account as described above with respect to organization and initial offering expenses or as described below. Similarly, each Member's capital account is reduced by the sum of the amount of any repurchase by the Fund of the Member's Interest, or portion thereof, plus the amount of any distributions to the Member which are not reinvested, plus any amounts debited against the Member's capital account as described above with respect to organization and initial offering expenses (see "Fund Expenses") or as described below.

         Capital accounts of Members are adjusted as of the close of business on the last day of each fiscal period. A fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on the first to occur of (i) the last day of each fiscal year, (ii) the day preceding the date as of which any contribution to the capital of the Fund is made, (iii) any day as of which the Fund repurchases any Interest (or portion thereof) of any Member or (iv) any day as of which any amount is credited to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective investment percentages. An investment percentage is determined for each Member as of the start of each fiscal period by dividing the balance of the Member's capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Members as of that date.

         The Special Advisory Account is a capital account in the Fund that is maintained solely for the purpose of receiving the Incentive Allocation and no other allocations of profits, losses or other items are made to or from such account. Any balance in the Special Advisory Account is not considered in determining the investment percentages of Members.

ALLOCATION OF NET PROFITS AND LOSSES; ALLOCATION OF ONGOING OFFERING COSTS

         Net profits or net losses of the Fund for each fiscal period are allocated among and credited to or debited against the capital accounts of Members as of the last day of each fiscal period in accordance with Members' respective investment percentages for the period. Net profits or net losses are measured as the net change in the value of the net assets of the Fund (including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including, for the first year of the Fund's operations, organization and initial offering expenses) during a fiscal period), before giving effect to any repurchases by the Fund of Interests (or portions thereof), and excluding the amount of any items to be allocated among the capital accounts of the Members other than in accordance with the Members' respective investment percentages. As of the end of each calendar year and as of such other times specified by the LLC Agreement, any Incentive Allocation to be made from net profits otherwise allocable to a Member is debited from the capital account of the Member and credited to the Special
Advisory Account. See "Management of the Fund--Incentive Allocation." Ongoing offering costs required by applicable accounting principles to be charged to capital that are incurred during a fiscal period are allocated and charged to the capital accounts of Members pro rata in accordance with their respective investment percentages for the period.

         Allocations for Federal income tax purposes generally are made among Members so as to reflect equitably amounts credited or debited to each Member's capital account for the current and prior taxable years. Under the LLC Agreement, the Adviser has the discretion to allocate specially an amount of the Fund's capital gains, including short-term capital gain, for Federal income tax purposes to the Special Advisory Member and to a Member whose entire Interest is repurchased (a "Withdrawing Member"), in either case to the extent that the capital account balance of the Special Advisory Member or the Withdrawing Member exceeds the Federal income tax basis in their respective Interests.

ALLOCATION OF SPECIAL ITEMS

         Withholding taxes or other tax obligations incurred by the Fund that are attributable to any Member are debited against the capital account of that Member as of the close of the fiscal period during which the Fund paid those obligations, and any amounts then or thereafter distributable to the Member will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member and any successor to the Member's Interest is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess.

         Generally, any expenditures payable by the Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more, but fewer than all of the Members, are charged to only those Members on whose behalf the payments are made or whose particular circumstances gave rise to the payments. These charges are debited to the capital accounts of the applicable Members as of the close of the fiscal period during which the items were incurred by the Fund.

RESERVES

         Appropriate reserves may be created, accrued and charged against net assets and proportionately against the capital accounts of the Members for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) which the Fund may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, to the capital accounts of those Members who are Members at the time when the reserve is created, increased or decreased, as the case may be; PROVIDED, HOWEVER, that if the reserve (or any increase or decrease therein) exceeds the lesser of $500,000 or 1% of the aggregate value of the capital accounts of all those Members, the amount of the reserve, increase, or decrease shall instead be charged or credited to those Members who were Members at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

VOTING

         Each Member has the right to cast a number of votes based on the value of the Member's capital account relative to the value of the capital accounts of all Members at any meeting of Members called by the Board or investors holding at least a majority of the total number of votes eligible to be cast by all Members. Members are entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including the election of the members of the Board, the approval of the Advisory Agreement and the approval of the Fund's independent auditors, in each case, to the extent that voting by shareholders is required by the Investment Company Act. Except for the exercise of their voting rights, Members are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

                                      TAXES

         The following is a summary of certain aspects of the income taxation of the Fund and its Members which should be considered by a prospective Member. The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of the Fund as a partnership for Federal income tax purposes.

                  This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

         EACH PROSPECTIVE MEMBER SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.

         In  addition  to the  particular  matters  set  forth in this  section, tax-exempt organizations should review carefully those sections of this prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Each prospective tax-exempt Member is urged to consult its own counsel regarding the acquisition of Interests.

TAX TREATMENT OF FUND OPERATIONS

         CLASSIFICATION OF THE FUND. The Fund has received an opinion of Schulte Roth & Zabel LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, the Fund will be classified as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

         Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. In particular, it will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Members.

         The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Schulte Roth & Zabel LLP also has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704, the text of the Section 7704 Regulations and certain representations of the Board, the interests in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

         Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Interests, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Fund; and Members would not be entitled to report profits or losses realized by the Fund.

         As a partnership, the Fund is not itself subject to Federal income tax. The Fund files an annual partnership information return with the Service which reports the results of operations. Each Member is required to report separately on its income tax return its distributive share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Member is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund. For a more detailed discussion of certain aspects of the income taxation of the Fund and its investments under Federal, state and local law, see "Tax Aspects" in the SAI.

                            DISTRIBUTION ARRANGEMENTS

GENERAL

         The Distributor acts as the distributor of Interests on a best efforts basis, subject to various conditions, pursuant to the terms of a Distribution Agreement entered into with the Fund. Interests may be purchased through brokers, dealers and other financial institutions that have entered into selling agreements with the Distributor. The Fund is not obligated to sell through a broker, dealer or other financial institution any Interests that have not been placed with investors that meet all applicable requirements to invest in the Fund. The Distributor maintains its principal office at 101 South Tryon Street, Charlotte, North Carolina 28255, and is an affiliate of the Adviser.

         Interests are offered and may be purchased on a monthly basis, or at such other times as may be determined by the Board. Neither the Distributor nor any other broker, dealer or other financial institution is obligated to buy from the Fund any of the Interests. The Distributor does not intend to make a market in Interests. The Fund has agreed to indemnify the Distributor and its affiliates and certain other persons against certain liabilities under the Securities Act of 1933, as amended.

         The Distributor receives the proceeds of any applicable sales load paid by an investor (See "Purchase Terms" below). The Adviser also makes payments from its own resources to the Distributor and brokers, dealers and other financial institutions that sell Interests to compensate them for their selling efforts ("Distribution Services") from the Incentive Allocations, if any, received by the Adviser. These payments will be in an amount equal to not more than 30% of such Incentive Allocations received by the Adviser with respect to Interests sold by such organizations. In addition, the Adviser has entered into agreements with the Distributor and with brokers and dealers and other financial institutions that sell Interests to compensate them for ongoing investor services and account maintenance services they provide to Members that are their customers ("Investor Services"). These services include, but are not limited to: handling Member inquiries regarding the Fund (E.G., responding to questions concerning investments in the Fund, capital account balances, and reports and tax information provided by the Fund); assisting in the enhancement of relations and communications between Members and the Fund; assisting in the establishment and maintenance of Member accounts with the Fund; assisting in the maintenance of Fund records containing Member information; and providing such other information and Member liaison services as the Distributor or the Adviser may reasonably request. Payments for Investor Services will be made on a quarterly basis and will be in an amount, with respect to each organization receiving payments, not exceeding an annual rate of 0.375% of the value of Interests (determined monthly) held by customers of the organization. In the case of payments made to the Distributor and any other broker or dealer that is a member of the National Association of Securities Dealers, Inc. (the "NASD"), the aggregate amount of payments for Distribution Services and Investor Services may not exceed 8% of the initial gross proceeds of Interests sold. The Distributor may seek to obtain an exemption from this limitation on payments to NASD members. It is expected that sales representatives of the Distributor and of brokers, dealers and other financial institutions that sell interests to their customers will share in compensation paid to those organizations for Distribution Services and Investor Services.

PURCHASE TERMS

         Interests are being offered only to investors that meet all requirements to invest in the Fund. The minimum initial investment in the Fund by an investor is $50,000 (subject to the applicable sales load). Subsequent investments must be at least $25,000 (subject to the applicable sales load). These minimums may be modified by the Fund from time to time.

         All investor funds for closings of offerings are deposited in an escrow account maintained by PFPC, as escrow agent, at PNC Bank, for the benefit of the investors. Funds held in the escrow account may be invested in high quality, short-term investments, and any interest earned on the funds will be paid to investors on the date Interests are issued. The full amount of an investment is payable in federal funds, which must be received by the Fund's escrow agent not later than fourteen calendar days prior to the beginning of a month if payment is made by check or four business days prior to the beginning of a month if payment is sent by wire or via NSCC.

         Interests are being sold subject to a sales load (described on the cover of this prospectus). The sales load may be waived or reduced in certain cases with respect to purchases of Interests by certain investors. For further information and eligibility categories, see Appendix C of this prospectus.

         All or a portion of the sales load is reallowed by the Distributor to selling brokers, dealers and other financial institutions. In addition, the Adviser intends to make payments from its own resources to the Distributor and brokers, dealers and other financial institutions that sell Interests to compensate them for their selling efforts. The maximum underwriting compensation to be paid to selling institutions in connection with the initial offering of Interests will not exceed 8.0% of the initial gross proceeds of Interests sold. Such compensation consists of the applicable sales load (maximum of 4.5%) and the additional compensation described above.

         The sales load may also be lowered through the combination of purchases an investor plans to make. By signing a letter of intent, an investor could combine the value of Interests already owned with the value of Interests the investor plans to purchase over a 13-month period to calculate the sales load. The investor could choose to start the 13-month period up to 90 days before signing the letter of intent. Each purchase would be subject to the sales load that applies to the total amount the investor plans to invest. If the investor did not invest as much as planned within the period, the investor would have to pay the difference between the loads already paid and the loads that apply to the Interests the investor actually purchased. The first investment would have to be at least 5% of the target investment. Any increases in the amount of sales load charged to an investor for failure to meet the target investment would be debited directly from the investor's capital account. If an investor made an investment that later qualified for a reduced sales load through the 90-day back-dating provisions, an adjustment would be made to apply any lower load as a result of such investment. Any adjustment to the sales load would be credited to the investor's capital account at the reduced sales load. To receive a reduced sales load or a sales load waiver, an investor must, at the time of purchase, give the selling agent sufficient information to permit confirmation of the qualification.

         Before an investor may invest in the Fund, the Distributor or the investor's sales representative will require a certification from the investor that it is meets all requirements for investment, and that the investor will not transfer its Interest except in the limited circumstances permitted under the LLC Agreement. The form of investor certification that each investor will be asked to sign is contained in Appendix A of this prospectus. An investor's certification must be received by the Distributor, along with its payment as described above, otherwise the investor's order will not be accepted.

         The LLC Agreement is contained in Appendix D of this prospectus. Each new investor will agree to be bound by all of its terms by executing the investor certification form.

                               GENERAL INFORMATION

         The Fund is registered under the Investment Company Act as a closed-end, non-diversified management investment company. The Fund was formed as a limited liability company under the laws of the State of Delaware on March 6, 2002 and has a limited operating history. The Fund's address is 900 West Trade Street, NC1-026-03-41, Charlotte, North Carolina 28255.



                                           TABLE OF CONTENTS OF THE SAI
INVESTMENT POLICIES AND PRACTICES........................................................................2

REPURCHASES AND TRANSFERS OF INTERESTS..................................................................10

BOARD OF MANAGERS.......................................................................................12

INVESTMENT ADVISORY SERVICES............................................................................17

CONFLICTS OF INTEREST...................................................................................22

TAX ASPECTS.............................................................................................25

ERISA CONSIDERATIONS....................................................................................41

BROKERAGE...............................................................................................42

VALUATION OF ASSETS.....................................................................................43

INDEPENDENT AUDITORS AND LEGAL COUNSEL..................................................................45

CUSTODIAN...............................................................................................45

CONTROL PERSONS.........................................................................................45

SUMMARY OF LLC AGREEMENT................................................................................45

FUND ADVERTISING AND SALES MATERIAL.....................................................................48

FINANCIAL STATEMENTS....................................................................................48

APPENDIX A ............................................................................................A-1


                                                                     APPENDIX A

                             INVESTOR CERTIFICATION

         I hereby certify that I am: (A) a natural person, who either individually or together with my spouse has a net worth in excess of $1.5 million (the "Net Worth Requirement"); (B) an irrevocable trust that meets the Net Worth Requirement; (C) a revocable trust and each grantor of the trust meets the Net Worth Requirement; (D) employee benefit plan (a "Plan") that meets the Net Worth Requirement; (E) a participant-directed Plan and the person making the investment meets the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not (i) a registered investment company, (ii) an entity which is excluded from the definition of Investment Company under Section 3(a) of the Investment Company Act of 1940 based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity referred to in clause F(i), (ii) or (iii) above, not formed for the specific purpose of investing in the Fund and each equity owner meets the Net Worth Requirement. I am not a charitable remainder trust.

         As used herein, "net worth" means the excess of total assets at fair market value, including home, less total liabilities. For the purpose of determining "net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property (e.g., mortgage loans, equity lines, etc.), or
(B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

         I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the prospectus of the Fund, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

         I am aware of the Fund's incentive allocation and limited provisions for transferability and withdrawal and have carefully read and understand the "Incentive Allocation" and "Repurchases of Interests and Transfers" provisions in the prospectus.

         If I am an authorized fiduciary executing this Investor Certificate on behalf of a Plan (the "Fiduciary"), I represent and warrant that: (i) I am aware of and understand the Fund's investment objectives, policies and strategies and the risks associated with an investment in the Fund; (ii) I have made the decision to invest plan assets in the Fund with appropriate consideration of relevant investment factors with regard to the Plan and such decision is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under the Employee Retirement Income Security Act of 1974, as amended; (iii) I am independent of the Adviser, Alkeon, the Managers and their affiliates ("Affiliated Persons"), have not relied on any individualized advise or recommendations of the Affiliated Persons as the primary basis for the decision to invest in the Fund and have made such decision based on my own judgment and the advice of advisers independent of the Affiliated Persons; and (iv) an investment in the Fund is permissible under the documents governing the Plan and the Fiduciary authorized me to direct an investment in the Fund for the Plan.

         I understand that Bank of America, N.A. and/or certain of its affiliates provide services to the Fund for which they are compensated. I further understand that brokers, dealers and other financial institutions involved in the distribution of interests in the Fund, including Bank of America, N.A. and its affiliates, may receive compensation from the Fund's investment adviser in connection with the sale and servicing of interests in the Fund, and that any sales representatives may share in this compensation.

         I understand that the Fund and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify BACAP Advisory Partners, LLC and its affiliates and hold harmless from any liability that you may incur as a result of this certification being untrue in any respect.

         By signing below, I hereby execute, as a Member, and agree to be bound by the terms of the Fund's Limited Liability Company Agreement (the "Agreement"), including its Power of Attorney provisions, a form of which is set forth in Appendix D to the prospectus. I have read the Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.


Amount Invested:  $
                   ---------


--------------------------------             ------------------------
Signature                                    Date

                CERTIFICATION OF NON-FOREIGN STATUS AND FORM W-9

         I certify that I am a U.S. person and that I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name, U.S. taxpayer identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear below, are true and correct. I further certify that I am NOT subject to backup withholding because either (1) I am exempt from backup withholding, (2) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (3) the IRS has notified me that I am no longer subject to backup withholding.* I make these certifications under penalty of perjury and understand that they may be disclosed to the IRS by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.



--------------------------------             ------------------------
Signature                                    Date


--------------------------------
Name of Investor

--------------------------------
Social Security No./Tax I.D. Number

      Residence (if an individual) or Principal Place of Business (if an entity) Address (No P.O. Boxes Please):

     ----/----/----/----/----/----/----/----/----/----/----/----/----/----/----
     ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----
     ----/----/----/----/----/----/----/----/----/----/----/----/----/----/----
     ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----
     ----/----/----/----/----/----/----/----/----/----/----/----/----/----/----
     ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----


--------------------
* The Investor must cross out the preceding sentence if it has been notified by the IRS that it is currently subject to backup withholding because it has failed to report all interest and dividends on its tax return.

                                                                     APPENDIX B

                             PERFORMANCE INFORMATION



                 COMPOSITE PERFORMANCE RECORD OF ALKEON ACCOUNTS
                         (THROUGH JUNE 30, 2003) (1) (7)


                                                                                 NASDAQ
CALENDAR YEAR                              ALKEON COMPOSITE (2)(3)        COMPOSITE INDEX (4)      S&P 500 INDEX (5)
-------------                              -----------------------        -------------------      -----------------
1998                                             42.64%                         39.62%                    28.58%

1999                                             95.16%                         85.87%                    21.04%

2000                                              0.57%                        -38.83%                    -9.11%

2001                                             -0.84%                        -20.13%                   -11.88%

2002                                              5.61%                        -30.69%                   -22.10%

2003 YTD (1/1/03 - 6/30/03)                      15.43%                         21.90%                    11.27%

Average Annual Total Return (1/1/98 -            22.29%                          1.26%                     1.50%
6/30/03) (6)


THE ALKEON COMPOSITE DOES NOT INCLUDE THE FUND'S LIMITED PERFORMANCE HISTORY WHICH IS SET FORTH FOLLOWING THE NOTES BELOW. FOR THE PERIOD FROM OCTOBER 1, 2002 THROUGH JUNE 30, 2003, THE FUND'S AVERAGE ANNUAL TOTAL RETURN WAS 13.35%.

         THIS TABLE MUST BE READ IN CONJUNCTION WITH THE FOLLOWING NOTES
                       WHICH ARE AN INTEGRAL PART HEREOF

         The table above portrays the composite investment performance of all client accounts managed by Mr. Panayotis ("Takis") Sparaggis (the "Alkeon Accounts") that have investment objectives, policies and strategies that are substantially similar to that of the Fund and also indicates the investment performance of the NASDAQ Composite Index and the S&P 500 Index. The table was compiled in accordance with the following facts and assumptions. The information set forth in the table is unaudited.

          1. The composite reflects the performance of five client accounts (each an investment fund) for which Mr. Sparaggis has served as portfolio manager during the periods shown. During those periods, Mr. Sparaggis was the person primarily responsible for the management of those accounts and no other person played a significant role in managing the accounts. Prior to January 1, 2002, Mr. Sparaggis managed the Alkeon Accounts in his capacity as a portfolio manager employed by CIBC World Markets Corp. Effective as of January 1, 2002, Alkeon assumed responsibility for management of the Alkeon Accounts and for continuing to provide the services of Mr. Sparaggis as portfolio manager for such accounts. All data used in the calculation of the composite investment performance was provided by Alkeon. PAST PERFORMANCE IS NOT A GUARANTY OF FUTURE PERFORMANCE. The composite performance information does not show the investment performance of the Fund (which appears following these notes) and should not be viewed as indicative of the Fund's future investment performance.

          2. The net assets under management of the Alkeon Accounts ranged from $8 million to $733 million during the periods shown.

          3. The composite returns of the Alkeon Accounts are shown net of expenses, including asset-based advisory fees paid by the accounts included in the composite and performance-based incentive fees or incentive allocations charged to the accounts. The composite returns are dollar-weighted averages of the individual returns of the accounts included in the composite.

               The performance of each of the Alkeon Accounts has been computed assuming an investment was made in such account as of the beginning of the first period for which the performance of the account is shown, and is based on the daily rates of return for each period, net of expenses and performance-based incentive fees and incentive allocations, which have been deducted ratably from the daily returns.

          4. The NASDAQ Composite Index measures the performance of all NASDAQ domestic and non-U.S. based common stocks listed on The NASDAQ Stock Market, and is a market-value weighted index. The market value, the last sale price multiplied by total shares outstanding, is calculated throughout the trading day, and is related to the total value of the Index. The NASDAQ Composite Index includes over 5,000 companies. The index returns have been adjusted to reflect reinvestment of dividends. Information regarding the performance of the index has been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. The Alkeon Accounts do not invest exclusively in securities included in the NASDAQ Composite Index. For this reason, the performance of the Alkeon Accounts and the performance of the Index may not be comparable.

          5. The Standard & Poor's 500 Index rate of return reflects the percentage increase (or decrease) for each period for the Standard & Poor's 500 Composite Stock Price Index. The index returns have been adjusted to reflect reinvestment of dividends. Information regarding the performance of the index has been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. The index is a well-known, broad-based stock market index which contains only seasoned equity securities. The Alkeon Accounts do not restrict their investments to securities included in the Standard & Poor's 500 Index and do not primarily invest in those securities. For this reason, the performance of the Alkeon Accounts and the performance of the Index may not be comparable.

          6. The average annual rate of return of the composite reflects the compounded, time-weighted total return of the composite.

          7. Because of the similarities in their investment programs, as a general matter, Mr. Sparaggis considers participation by the Fund in all appropriate investment opportunities and transactions under consideration by him for the Alkeon Accounts. Alkeon will evaluate for the Fund a variety of factors in determining whether a particular investment opportunity or transaction being considered for one or more of the Alkeon Accounts is appropriate and feasible for the Fund at that particular time. Because these considerations may differ for the Fund and the Alkeon Accounts in the context of any particular investment decision, the investment activities of the Fund and the Alkeon Accounts may differ from time to time.

               Prospective investors should recognize that there are certain differences between the investment policies of the Fund and those of the Alkeon Accounts (which are not believed to be material) and that their fees and expenses differ in certain respects. In addition, as an investment company registered under the Investment Company Act (unlike three of the five Alkeon Accounts included in the composite performance shown above), the Fund is subject to certain restrictions on its investments and investment practices that could adversely affect its investment performance. Thus, future performance of the Fund and the Alkeon Accounts may differ.



                    THE FUND'S PERFORMANCE FOR LIMITED PERIOD
                     (OCTOBER 1, 2002 THROUGH JUNE 30, 2003)

                    CALENDAR YEAR                         FUND PERFORMANCE
                    -------------                         ----------------
              2002 (10/1/02 - 12/31/02)                        0.06%
              2003 (1/1/03 - 6/30/03)                         13.29%
              Cumulative Total Return                         13.35%

                                                                      APPENDIX C

                               SALES LOAD WAIVERS

         The sales load for BACAP Opportunity Strategy, LLC (the "Fund") may be waived for certain types of investors. BACAP Distributors, LLC (the "Distributor") may currently waive sales loads for purchases of interests in the Fund ("Interests") by or on behalf of:

(i) purchasers for whom the Distributor or BACAP Advisory Partners, LLC (the "Adviser") or one of their affiliates acts in a fiduciary, advisory, custodial or similar capacity;

(ii) employees and retired employees (including spouses, children and parents of employees and retired employees) of the Distributor, the Adviser or any of their affiliates;

(iii) Managers and retired Managers of the Fund (including spouses and children of Managers and retired Managers) and any affiliates thereof;

(iv) purchasers who use proceeds from a distribution from a Bank of America trust or other fiduciary account, as long as the proceeds are invested in the Fund within 90 days of the date of disbursement;

(v) purchasers who use proceeds from the redemption of Investor A Shares of any of the Nations Funds (except Nations LargeCap Index Fund, Managed Index Fund, MidCap Index Fund or SmallCap Index Fund), as long as the proceeds are invested in the Fund within 90 days of the redemption;

(vi) brokers, dealers and agents who have a sales agreement with the Distributor;

(vii) investment advisers or financial planners that have entered into an agreement with the Distributor and that purchase Interests of the Fund for (1) their own accounts or (2) the accounts of eligible clients and charge such clients a fee for their services;

(viii) clients of such investment  advisers or financial  planners  described in
       (vii) above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor;

(ix)   orders  placed  on  behalf  of  other   investment   companies  that  the
       Distributor, Adviser or an affiliate of either distributes; and

(x)    such other categories of investors as may be approved by the Distributor.

         To receive a sales load waiver in accordance with any of the above provisions, an investor must, at the time of purchase, give the selling agent sufficient information to permit confirmation of the qualification.
Notwithstanding any waiver, investors remain subject to the eligibility requirements set forth in the Fund's prospectus.

                                                                      APPENDIX D













                      ------------------------------------


                         BACAP OPPORTUNITY STRATEGY, LLC

                     (A Delaware Limited Liability Company)

                      ------------------------------------

         FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

                            Dated as of June 27, 2003

                      ------------------------------------

                             101 South Tryon Street
                               Charlotte, NC 28255


                                TABLE OF CONTENTS

                                                                                                               PAGE

Article I DEFINITIONS.............................................................................................4

Article II ORGANIZATION; ADMISSION OF MEMBERS....................................................................12
     Section 2.1      Formation of Limited Liability Company.....................................................12
     Section 2.2      Name.......................................................................................12
     Section 2.3      Principal and Registered Office............................................................12
     Section 2.4      Duration...................................................................................12
     Section 2.5      Business of the Fund.......................................................................12
     Section 2.6      Board of Managers..........................................................................13
     Section 2.7      Members....................................................................................14
     Section 2.8      Special Advisory Member....................................................................14
     Section 2.9      Organizational Member......................................................................14
     Section 2.10     Both Managers and Members..................................................................14
     Section 2.11     Limited Liability..........................................................................14

Article III MANAGEMENT...........................................................................................15
     Section 3.1      Management and Control.....................................................................15
     Section 3.2      Actions by the Board of Managers...........................................................15
     Section 3.3      Officers...................................................................................16
     Section 3.4      Meetings of Members........................................................................17
     Section 3.5      Custody of Assets of the Fund..............................................................18
     Section 3.6      Other Activities of Members, Managers and Officers.........................................18
     Section 3.7      Duty of Care...............................................................................18
     Section 3.8      Indemnification............................................................................18
     Section 3.9      Fees, Expenses and Reimbursement...........................................................20

Article IV TERMINATION OF STATUS OF ADVISER AND MANAGERS, TRANSFERS AND REPURCHASES..............................22
     Section 4.1      Termination of Status of the Adviser.......................................................22
     Section 4.2      Termination of Status of a Manager.........................................................22
     Section 4.3      Removal of the Managers....................................................................22
     Section 4.4      Transfer of Interests of Members...........................................................22
     Section 4.5      Transfer of Interests of Special Advisory Member...........................................23
     Section 4.6      Repurchase of Interests....................................................................23

Article V CAPITAL ...............................................................................................26
     Section 5.1      Contributions to Capital...................................................................26
     Section 5.2      Rights of Members to Capital...............................................................26
     Section 5.3      Capital Accounts...........................................................................26
     Section 5.4      Allocation of Net Profit and Net Loss; Allocation of Ongoing Offering Costs................27
     Section 5.5      Allocation of Certain Expenditures.........................................................27
     Section 5.6      Reserves...................................................................................27

                                                                D-2


     Section 5.7      Incentive Allocation.......................................................................28
     Section 5.8      Allocation of Organization Expenses........................................................29
     Section 5.9      Tax Allocations............................................................................29
     Section 5.10     Distributions..............................................................................30
     Section 5.11     Withholding................................................................................30

Article VI DISSOLUTION AND LIQUIDATION...........................................................................31
     Section 6.1      Dissolution................................................................................31
     Section 6.2      Liquidation of Assets......................................................................32

Article VII ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS.........................................................33
     Section 7.1      Accounting and Reports.....................................................................33
     Section 7.2      Determinations by the Board of Managers....................................................33
     Section 7.3      Valuation of Assets........................................................................33

Article VIII MISCELLANEOUS PROVISIONS............................................................................34
     Section 8.1      Amendment of Limited Liability Company Agreement...........................................34
     Section 8.2      Special Power of Attorney..................................................................35
     Section 8.3      Notices....................................................................................36
     Section 8.4      Agreement Binding Upon Successors and Assigns..............................................36
     Section 8.5      Applicability of 1940 Act and Form N-2.....................................................37
     Section 8.6      Choice of Law..............................................................................37
     Section 8.7      Not for Benefit of Creditors...............................................................37
     Section 8.8      Consents...................................................................................37
     Section 8.9      Merger and Consolidation...................................................................37
     Section 8.10     Pronouns...................................................................................38
     Section 8.11     Confidentiality............................................................................38
     Section 8.12     Certification of Non-Foreign Status........................................................38
     Section 8.13     Severability...............................................................................39
     Section 8.14     Filing of Returns..........................................................................39
     Section 8.15     Tax Matters Partner........................................................................39
     Section 8.16     Section 754 Election.......................................................................40


                                                                      D-3

                         BACAP OPPORTUNITY STRATEGY, LLC
                       LIMITED LIABILITY COMPANY AGREEMENT

         THIS FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of BACAP Opportunity Strategy, LLC (the "Fund") is dated as of June 27, 2003 by and among Thomas W. Brock, Andrew M. Paul, Thomas G. Yellin and Robert H. Gordon as the Managers, BACAP Advisory Partners, LLC as the Adviser, Organizational Member and Special Advisory Member, and those persons hereinafter admitted as Members.

         WHEREAS, the Fund has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to an initial Certificate of Formation (the "Certificate") dated and filed with the Secretary of State of Delaware on March 6, 2002;

         WHEREAS, the Managers have unanimously voted to amend and restate the limited liability company agreement of the Fund dated as of March 6, 2002;

         NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                                   ARTICLE I

                                  DEFINITIONS

         For purposes of this Agreement:


ADMINISTRATOR                       The  person  who   provides   administrative
                                    services   to  the  Fund   pursuant   to  an
                                    administrative services agreement.

ADVISER BACAP Advisory Partners, LLC, a limited liability company organized under Delaware law, or any person who may hereinafter serve as the investment adviser to the Fund pursuant to an Investment Advisory Agreement (excluding any Sub-Adviser).

ADVISERS ACT                        The Investment  Advisers Act of 1940 and
                                    the    rules,    regulations    and   orders
                                    thereunder, as amended from time to time, or any successor law.

AFFILIATE                           An  affiliated  person  of a person  as such
                                    term is defined in the 1940 Act.

AGREEMENT                           This Limited Liability Company Agreement, as
                                    amended from time to time.

ALLOCATION CHANGE                   With  respect to each Member for each
                                    Allocation Period, the difference between:

                                    (1)  the  sum of (a)  the  balance  of  such
                                    Member's  Capital Account as of the close of
                                    the  Allocation  Period (after giving effect
                                    to  all  allocations  to  be  made  to  such
                                    Member's  Capital  Account  as of such  date
                                    other than any  Incentive  Allocation  to be
                                    debited   against  such   Member's   Capital
                                    Account),   plus  (b)  any  debits  to  such
                                    Member's    Capital   Account   during   the
                                    Allocation Period to reflect any actual or deemed distributions or repurchases with respect to such Member's Interest, plus (c) any debits to such Member's Capital Account during the Allocation Period to reflect any items allocable to such Member's Capital Account pursuant to Section 5.5 hereof; and

                                    (2)  the  sum of (a)  the  balance  of  such
                                    Member's   Capital   Account   as   of   the
                                    commencement of the Allocation Period,  plus
                                    (b) any  credits  to such  Member's  Capital
                                    Account  during  the  Allocation  Period  to
                                    reflect  any  contributions   made  by  such
                                    Member to the capital of the Fund.

                                    If  the  amount   specified  in  clause  (1)
                                    exceeds the amount  specified in clause (2),
                                    such   difference   shall   be  a   Positive
                                    Allocation   Change,   and  if  the   amount
                                    specified in clause (2) exceeds the amount specified in clause (1), such difference shall be a Negative Allocation Change.

ALLOCATION PERIOD                   With  respect  to each  Member,  the  period
                                    commencing as of the date of admission of such Member to the Fund, and thereafter each period commencing as of the day following the last day of the preceding Allocation
                                    Period with respect to such Member, and ending at the close of business on the first to occur of the following:

                                    (1) the last day of a Fiscal Year;

                                    (2) the day as of which the Fund repurchases
                                    the   Interest   (or  any   portion  of  the
                                    Interest) of such Member;

                                    (3) the day as of which the Fund admits as a substituted Member a person to whom the

                                    Interest of such Member has been Transferred
                                    (unless there is no change of beneficial ownership); and

                                    (4) the day as of which the Adviser's status as the Special Advisory Member is terminated pursuant to Section 4.1.

BOARD OF MANAGERS                   The Board of Managers  established  pursuant
                                    to Section 2.6.

CAPITAL ACCOUNT                     With  respect to each  Member,  the
                                    capital account established and maintained on behalf of each Member pursuant to Section
                                    5.3.

CAPITAL PERCENTAGE                  A percentage  established for each Member on
                                    the   Fund's   books  as  of  each   Expense
                                    Allocation Date. The Capital Percentage of a
                                    Member on an Expense  Allocation  Date shall
                                    be  determined  by  dividing  the  amount of
                                    capital  contributed  to  the  Fund  by  the
                                    Member pursuant to Section 5.1 hereof by the
                                    sum of the capital  contributed  to the Fund
                                    by  each  Member  pursuant  to  Section  5.1
                                    hereof   on  or   prior   to  such   Expense
                                    Allocation  Date.  The  sum of  the  Capital
                                    Percentages  of all Members on each  Expense
                                    Allocation Date shall equal 100%.

CERTIFICATE                         The Certificate of Formation of the Fund and
                                    any amendments thereto as filed with the office of the Secretary of State of the State of Delaware.

CLOSING DATE                        The  first  date on or as of  which a person
                                    other  than  an  Organizational   Member  is
                                    admitted to the Fund as a Member.

CODE The United States Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time, or any successor law.

DELAWARE ACT                        The Delaware Limited  Liability  Company Act
                                    as in effect on the date hereof and as amended from time to time, or any successor law.

DISTRIBUTOR                         BACAP  Distributors,  LLC, or any person who
                                    may hereafter  serve as the  distributor  of
                                    Interests     pursuant    to    a    general
                                    distributor's agreement with the Fund.

EXPENSE ALLOCATION DATE             The Closing Date, and thereafter each day on
                                    or  before  the   expiration   of  one  year
                                    following the Closing Date, as of which a contribution to the capital of the Fund is made pursuant to Section 5.1 hereof.

FISCAL PERIOD                       The period  commencing  on the Closing Date,
                                    and thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

                                    (1) the last day of a Fiscal Year;

                                    (2) the day preceding any day as of which a contribution to the capital of the Fund is made pursuant to Section 5.1; or

                                    (3) any day on which the Fund repurchases any Interest or portion of an Interest of any Member;

                                    (4) any day (other than one specified in clause (2) above) as of which this Agreement provides for any amount to be credited to or debited against the Capital Account of any Member, other than an amount to be credited to or debited against the Capital Accounts of all Members in accordance with their respective Investment Percentages.

FISCAL YEAR                         The period  commencing  on the Closing  Date
                                    and  ending  on  December  31,   2002,   and
                                    thereafter each period commencing on January
                                    1 of each year and ending on  December 31 of
                                    each  year  (or  on  the  date  of  a  final
                                    distribution   pursuant   to   Section   6.2
                                    hereof), unless and until the Board of Managers shall elect another fiscal year for the Fund.

FORM N-2 The Fund's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

FUND                                The  limited   liability   company  governed
                                    hereby, as such limited liability company may from time to time be constituted.

INCENTIVE ALLOCATION                With  respect  to  each  Member,  20% of the
                                    amount,  determined  as of the close of each
                                    Allocation   Period  with  respect  to  such
                                    Member,  by  which  such  Member's  Positive
                                    Allocation   Change   for  such   Allocation
                                    Period, if any, exceeds any positive balance in such Member's Loss Recovery Account.

INDEPENDENT MANAGERS                Those  Managers  who  are  not   "interested
                                    persons" of the Fund as such term is defined by the 1940 Act.

INITIAL MANAGER                     Michael   E.   Kenneally,   the  person  who
                                    directed the formation of the Fund and served as the sole initial Manager.

INTEREST The entire ownership interest in the Fund at any particular time of a Member or the Special Advisory Member, or other person to whom an Interest of a Member or portion thereof has been transferred pursuant to
                                    Section 4.4 hereof, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act.

INVESTMENT ADVISORY AGREEMENT       A separate written agreement entered into by
                                    the Fund pursuant to which the Adviser provides investment advisory services to the Fund.

INVESTMENT PERCENTAGE               A percentage  established for each Member on
                                    the Fund's books as of the first day of each
                                    Fiscal Period. The Investment  Percentage of
                                    a  Member  for  a  Fiscal  Period  shall  be
                                    determined  by  dividing  the balance of the
                                    Member's   Capital   Account   as   of   the
                                    commencement of such Fiscal Period by the sum of the Capital Accounts of all of the Members as of the commencement of such Fiscal Period. The sum of the Investment
                                    Percentages  of all  Members for each Fiscal
                                    Period shall equal 100%.

LOSS RECOVERY ACCOUNT               A  memorandum  account to be recorded in the
                                    books and records of the Fund with respect to each Member, which shall have an initial balance of zero and which shall be adjusted as follows:

                                    (1) As of the first day after the close of each Allocation Period for such Member, the balance of the Loss Recovery Account shall be increased by the amount, if any, of such Member's Negative Allocation Change for such Allocation Period and shall be reduced (but not below zero) by the amount, if any, of such Member's Positive Allocation Change for such Allocation Period.

                                    (2) The balance of the Loss Recovery Account
                                    shall be reduced  (but not below zero) as of
                                    the  first  day  following  each  date as of
                                    which the  Capital  Account  balance  of any
                                    Member is reduced as a result of  repurchase
                                    or Transfer  with  respect to such  Member's
                                    Interest   by  an   amount   determined   by
                                    multiplying (a) such positive balance by (b) a fraction, (i) the numerator of which is equal to the amount of the repurchase or Transfer, and (ii) the denominator of which is equal to the balance of such Member's Capital Account immediately before giving effect to such repurchase or Transfer.

                                    No transferee of any Interest  shall succeed
                                    to any  Loss  Recovery  Account  balance  or
                                    portion   thereof    attributable   to   the
                                    transferor unless the Transfer by which such transferee received such Interest did not involve a change of beneficial ownership.

MANAGER An individual designated as a manager of the Fund pursuant to the provisions of Section
                                    2.6 of the Agreement and who serves on the Board of Managers of the Fund.

MEMBER Any person who shall have been admitted to the Fund as a member (including any Manager in such person's capacity as a member of the Fund but excluding any Manager in such person's capacity as a Manager of the Fund) until the Fund repurchases the entire Interest of such person pursuant to Section
                                    4.6  hereof  or  a  substituted   member  or
                                    members are admitted with respect to any such person's entire Interest as a member pursuant to Section 4.4 hereof; such term includes the Adviser to the extent the Adviser makes a capital contribution to the Fund and shall have been admitted to the Fund as a member, but shall not include the Special Advisory Member in its capacity as such.

NEGATIVE ALLOCATION CHANGE          The   meaning   given   such   term  in  the
                                    definition of Allocation Change.

NET ASSETS                          The total  value of all  assets of the Fund,
                                    less an amount  equal to all accrued  debts,
                                    liabilities  and  obligations  of the  Fund,
                                    calculated   before  giving  effect  to  any
                                    repurchases of Interests.

NET PROFIT OR NET LOSS              The amount by which the Net Assets as of the
                                    close  of  business  on  the  last  day of a
                                    Fiscal  Period  exceed  (in the  case of Net
                                    Profit) or are less than (in the case of Net
                                    Loss) the Net Assets as of the  commencement
                                    of the same Fiscal  Period (or, with respect
                                    to the initial Fiscal Period of the Fund, as
                                    of the  close  of  business  on the  Closing
                                    Date), such amount to be adjusted to exclude
                                    (i) any  items  to be  allocated  among  the
                                    Capital  Accounts  of the Members on a basis
                                    that   is  not  in   accordance   with   the
                                    respective  Investment  Percentages  of  all
                                    Members as of the commencement of such Fiscal Period pursuant to Sections 5.5 and
                                    5.6  hereof and (ii)  Organization  Expenses
                                    allocated  among  the  Members  pursuant  to
                                    Section 5.8 hereof.

1940 ACT The Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

OFFICER An individual designated as an officer of the Fund pursuant to the provisions of
                                    Section 3.3 of the Agreement and who serves as an officer of the Fund.

ORGANIZATION EXPENSES               The   expenses   incurred  by  the  Fund  in
                                    connection with its formation, its initial registration as an investment company under the 1940 Act, and the initial offering of Interests.

ORGANIZATIONAL MEMBER               BACAP  Advisory  Partners,  LLC, which shall
                                    contribute initial capital to the Fund prior to the Closing Date.

POSITIVE ALLOCATION CHANGE          The   meaning   given   such   term  in  the
                                    definition of Allocation Change.

SECURITIES                          Securities  (including,  without limitation,
                                    equities,  debt  obligations,  options,  and
                                    other  "securities"  as that term is defined
                                    in Section 2(a)(36) of the 1940 Act) and any
                                    contracts for forward or future  delivery of
                                    any security,  debt  obligation or currency,
                                    or   commodity,   all  types  of  derivative
                                    instruments and financial instruments and any contracts based on any index or group of securities, debt obligations or currencies, or commodities, and any options thereon.

SPECIAL ADVISORY ACCOUNT            A capital account established and maintained
                                    on behalf  of the  Special  Advisory  Member
                                    pursuant  to Section  5.3 hereof  solely for
                                    the  purpose  of  receiving   the  Incentive
                                    Allocation.

SPECIAL ADVISORY MEMBER             The   Adviser   in  its   capacity   as  the
                                    investment adviser to the Fund.

SUB-ADVISER                         Alkeon  Capital  Management,  LLC, a limited
                                    liability company organized under Delaware law, or any person who may hereinafter serve as the sub-adviser to the Fund.

TRANSFER The assignment, transfer, sale, encumbrance, pledge or other disposition of all or any portion of an Interest, including any right to receive any allocations and distributions attributable to an Interest.

VALUATION DATE                      The date as of  which  the  Fund  values  an
                                    Interest  for  purposes of  determining  the
                                    price  at  which  the   Interest  is  to  be
                                    purchased  by the Fund  pursuant to an offer
                                    made by the Fund  pursuant  to  Section  4.6
                                    hereof.

                                   ARTICLE II

                       ORGANIZATION; ADMISSION OF MEMBERS

         Section 2.1 Formation of Limited Liability Company

         The Fund has been formed as a limited liability company at the direction of the Initial Manager who authorized the filing of the Certificate and initial amendments, which actions are hereby ratified by the execution of this Agreement. The Board of Managers shall execute and file in accordance with the Delaware Act any future amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund.

         Section 2.2 Name

         The name of the Fund shall be "BACAP Opportunity Strategy, LLC" or such other name as the Board of Managers may hereafter adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

         Section 2.3 Principal and Registered Office

         The Fund shall have its principal office at 101 South Tryon Street, Charlotte, NC 28255, or at such other place designated from time to time by the Board of Managers.

         The Fund shall have its registered office in Delaware at 615 South DuPont Highway, Dover, Delaware 19901, and shall have National Corporate Research, Ltd. as its registered agent for service of process in Delaware, unless a different registered office or agent is designated from time to time by the Board of Managers.

         Section 2.4 Duration

         The term of the Fund commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until the Fund is dissolved pursuant to Section 6.1 hereof.

         Section 2.5 Business of the Fund

         (a) The business of the Fund is to purchase, sell (including short sales), invest and trade in Securities, on margin or otherwise, and to engage in any financial or derivative transactions relating thereto or otherwise. The Fund may execute, deliver and perform all contracts, agreements, subscription documents and other undertakings and engage in all activities and transactions as may in the opinion of the Board of Managers be necessary or advisable to carry out its objective or business.

         (b) The Fund shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions as may be adopted by the Board of Managers and in accordance with the 1940 Act.

         Section 2.6 Board of Managers

         (a) Prior to the Closing Date, the Initial Manager may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as Managers on the Board of Managers, subject to the election of such persons prior to the Closing Date by the Organizational Member. By signing this Agreement or signing an investor application or certification in connection with the purchase of an Interest, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the Managers so designated. After the Closing Date, the Board of Managers may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of and vacancies in the position of Manager and the provisions of Section 3.4 hereof with respect to the election of Managers to the Board of Managers by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Manager. The names and mailing addresses of the Managers shall be set forth in the books and records of the Fund. The number of Managers shall be fixed from time to time by the Board of Managers.

         (b) Each Manager shall serve on the Board of Managers for the duration of the term of the Fund, unless his or her status as a Manager shall be sooner terminated pursuant to Section 4.2 hereof. In the event of any vacancy in the position of Manager, the remaining Managers may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds (2/3) of the Managers then serving would have been elected by the Members. The Board of Managers may call a meeting of Members to fill any vacancy in the position of Manager, and shall do so within 60 days after any date on which Managers who were elected by the Members cease to constitute a majority of the Managers then serving on the Board of Managers.

         (c) In the event that no Manager remains to continue the business of the Fund, the Adviser shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Manager ceased to act in that capacity, for the purpose of determining whether to continue the business of the Fund and, if the business shall be continued, of electing the required number of Managers to the Board of Managers. If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of Managers is not elected within 60 days after the date on which the last Manager ceased to act in that capacity, then the Fund shall be dissolved pursuant to
Section 6.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to Section 6.2 hereof.

         Section 2.7 Members

         The Fund may offer Interests for purchase by investors in such manner and at such times as may be determined by the Board of Managers. All subscriptions  for  Interests  are  subject  to the  receipt  by the Fund or its custodian of cleared funds on or before the acceptance date for such subscriptions in the full amount of the subscription. Subject to the foregoing, a person may be admitted to the Fund as a Member subject to the condition that such person shall execute an appropriate signature page of this Agreement or an investor application or certification form pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board of Managers may in its sole discretion reject any subscription for an Interest. The Board of Managers may, in its sole discretion, suspend the offering of the Interests at any time. The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and the contribution to the capital of the Fund of such additional Member.

         Section 2.8 Special Advisory Member

         Upon signing this Agreement, the Adviser shall be admitted to the Fund as the Special Advisory Member, subject to due approval, in accordance with the requirements of the 1940 Act, of the Investment Advisory Agreement. The interest in the Fund of the Special Advisory Member shall be non-voting and shall have no participation in the net profit or net loss of the Fund other than as a result of the Incentive Allocation. If at any time the Investment Advisory Agreement between the Fund and the person then serving as Adviser terminates, the Board of Managers shall admit as a substitute Special Advisory Member, upon its signing this Agreement, such person as may be retained by the Fund to provide investment advisory services pursuant to an Investment Advisory Agreement, subject to the due approval of such Investment Advisory Agreement with such person in accordance with the requirements of the 1940 Act.

         Section 2.9 Organizational Member

         The initial contribution of capital to the Fund by the Organizational Member shall be represented by an Interest, which Interest shall have the same rights as other Interests held by Members.

         Section 2.10 Both Managers and Members

         A Member may at the same time be a Manager and a Member, or a Special Advisory Member and Member, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

         Section 2.11 Limited Liability

         Except as provided under applicable law, a Member and the Special Advisory Member shall not be liable for the Fund's debts, obligations and liabilities in any amount in excess of the Capital Account balance of such Member, plus such Member's share of undistributed profits and assets. Except as provided under applicable law, a Manager shall not be liable for the Fund's debts, obligations and liabilities.

                                  ARTICLE III

                                   MANAGEMENT

         Section 3.1 Management and Control

         (a) Management and control of the business of the Fund shall be vested in the Board of Managers, which shall have the right, power and authority, on behalf of the Fund and in its name, to exercise all rights, powers and authority of Managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Fund and their duties hereunder. No Manager shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Manager's authority as delegated by the Board of Managers. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Manager shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation and (ii) each Independent Manager shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person" of such company, as such term is defined by the 1940 Act. During any period in which the Fund shall have no Managers, the Adviser shall continue to serve as the Adviser to the Fund and shall have the authority to manage the business and affairs of the Fund, but only until such time as one or more Managers is elected by the Members or the Fund is dissolved in accordance with
Section 6.1 hereof.

         (b)  Members  shall have no right to  participate  in and shall take no part in the management or control of the Fund's business and shall have no right, power or authority to act for or bind the Fund. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

         (c) The Board of Managers may delegate to any other person any rights, power and authority vested by this Agreement in the Board of Managers to the extent permissible under applicable law, and may appoint persons to serve as Officers, with such titles and authority as may be determined by the Board of Managers consistent with applicable law.

         Section 3.2 Actions by the Board of Managers

         (a) Unless provided otherwise in this Agreement, the Board of Managers shall act only: (i) by the affirmative vote of a majority of the Managers (including the vote of a majority of the Independent Managers if required by the 1940 Act) present at a meeting duly called at which a quorum of the Managers shall be present (in person or, if in person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Managers without a meeting, if permissible under the 1940 Act.

         (b) The Board of Managers may designate from time to time a Principal Manager who shall preside at all meetings of the Board of Managers. Meetings of the Board of Managers may be called by the Principal Manager or by any two

Managers, and may be held on such date and at such time and place as the Board of Managers shall determine. Each Manager shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Manager who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Managers may attend and participate in any meeting by telephone except where in-person attendance at a meeting is required by the 1940 Act. A majority of the Managers shall constitute a quorum at any meeting.

         Section 3.3 Officers

         (a) The executive Officers of the Fund shall be a President, a Treasurer and a Secretary. If the Board of Managers has designated a Principal Manager pursuant to Section 3.2(b) hereof, then the Principal Manager shall also be an executive Officer. The Board of Managers may elect one or more Vice-Presidents, and each such Vice-President shall be an executive Officer. The President shall be the chief executive officer of the Fund. The Principal Manager, if there be one, shall be elected from among the persons serving as Managers, but no other Officer need be a Manager. The Board of Managers may also elect, or may delegate to the President authority to appoint, remove, or fix the duties, compensation or terms of office of, one or more other officers as the Board of Managers shall at any time and from time to time deem to be advisable. Any two or more positions of Officer, except those of President and Vice-President, may be held by the same person. A person holding more than one office may not act in more than one capacity to execute, acknowledge or verify on behalf of the Fund an instrument required by law to be executed, acknowledged and verified by more than one Officer.

         (b) The Officers shall be elected annually at a meeting of Board of Managers. Each Officer shall hold office until his successor is elected or appointed or until his earlier displacement from office by resignation, removal or otherwise; provided, that if the term of office of any Officer shall have been fixed by the Board of Managers, or by the President acting under authority delegated by the Board of Managers, such Officer shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him. Any Officer may resign at any time by written notice to the Fund. Any Officer may be removed at any time by the Board of Managers or by the President acting under authority delegated by the Board of Managers if in its or his judgment the best interest of the Fund would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer shall not of itself create contract rights between the Fund and such Officer.

         (c) If the office of any Officer becomes vacant for any reason, the vacancy may be filled by the Board of Managers or by the President acting under authority delegated by the Board of Managers. Each Officer elected or appointed to fill a vacancy shall hold office for the balance of the term for which his predecessor was elected or appointed.

         (d) All Officers as between themselves and the Fund shall have such powers, perform such duties and be subject to such restrictions, if any, in the management of the Fund as may be provided in this Agreement or, to the extent not so provided, as may be prescribed by the Board of Managers or by the President acting under authority delegated by the Board of Managers.

         Section 3.4 Meetings of Members

         (a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board of Managers or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board of Managers shall determine. The Board of Managers shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Managers and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

         (b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Investment Percentage as of the record date for such meeting. The Board of Managers shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

         (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Fund before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

         Section 3.5 Custody of Assets of the Fund

         The physical possession of all funds, Securities or other properties of the Fund shall at all times, be held, controlled and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940 Act and the rules thereunder.

         Section 3.6 Other Activities of Members, Managers and Officers

         (a) The Managers and Officers shall not be required to devote all of their time to the affairs of the Fund, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

         (b) Any Member, Manager or Officer, and any Affiliate of any Member, Manager or Officer, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member, Manager or Officer shall have any rights in or to such activities of any other Member, Manager or Officer, or any profits derived therefrom.

         Section 3.7 Duty of Care

         (a) No Manager, Officer, Adviser, Sub-Adviser or their Affiliates shall be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of their services under this Agreement, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of such Manager, Officer, Adviser, Sub-Adviser or their Affiliates, constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the performance of their services to the Fund.

         (b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for an Interest shall be liable to the Fund, any Member or third parties only as provided under the Delaware Act.

         Section 3.8 Indemnification

         (a) To the fullest extent permitted by law, the Fund shall,  subject to
Section 3.8(b) hereof, indemnify each Manager and Officer (including for this purpose his or her respective executors, heirs, assigns, successors or other legal representatives), against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager or Officer of the Fund or the past or present performance of services to the Fund by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 3.8 shall not be construed so as to provide for indemnification of a Manager or Officer for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.8 to the fullest extent permitted by law.

         (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.8(a) hereof; provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Managers (excluding any Manager who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

         (c) As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.8(a) hereof if (i) approved as in the best interests of the Fund by a majority of the Managers (excluding any Manager who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Board of Managers secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Fund or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

         (d) Any indemnification or advancement of expenses made pursuant to this Section 3.8 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Manager (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.8 it shall be a defense that, and (ii) in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.8 the Fund shall be entitled to recover such expenses upon a final adjudication that, the Manager or other person claiming a right to indemnification under this Section 3.8 has not met the applicable standard of conduct set forth in this Section 3.8. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.8, the burden of proving that the Manager or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.8 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

         (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.8 or to which such indemnitee may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

         (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.8 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Manager, Officer or other person.

         Section 3.9 Fees, Expenses and Reimbursement

         (a) The Adviser shall be entitled to receive such fees for services provided to the Fund as may be agreed to by the Adviser and the Fund pursuant to the Investment Advisory Agreement or other applicable agreement relating to such services.

         (b) The Board of Managers may cause the Fund to compensate each Manager who is not an officer or employee of the Adviser for his or her services as such, and such Manager shall be reimbursed by the Fund for reasonable travel and out-of-pocket expenses incurred by him in performing his duties under this Agreement. Officers who are officers or employees of the Adviser or of another organization that has been retained to provide services to the Fund shall not be paid compensation by the Fund and shall not be reimbursed by the Fund for travel or other expenses.

         (c) The Fund shall bear all costs and expenses incurred in its business and operations, other than those specifically required to be borne by the Adviser pursuant to the Investment Advisory Agreement. Costs and expenses to be borne by the Fund include, but are not limited to, the following:

               (1) all costs and expenses directly related to investment transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in investment funds;

               (2) all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with applicable Federal and state laws;

               (3) the costs and expenses of holding meetings of the Board of Managers and any meetings of Members, including costs associated with the preparation and dissemination of proxy materials;

               (4) the fees and disbursements of Fund legal counsel, legal counsel to the Independent Managers, independent auditors for the Fund and other consultants and professionals engaged on behalf of the Fund;

               (5) the Management Fee payable to the Adviser pursuant to the Investment Advisory Agreement;

               (6) the fees payable to custodians, fund auditor, transfer agent and other persons providing administrative services to the Fund;

               (7) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board of Managers;

               (8) all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members; and

               (9) such other types of expenses as may be approved from time to time by the Board of Managers.

         The Adviser shall be entitled to reimbursement from the Fund for any of the above costs and expenses that it pays on behalf of the Fund.

         (d) Subject to procuring any required regulatory approvals, from time to time the Fund may, alone or in conjunction with other registered or unregistered investment funds or other accounts for which the Adviser, or any

Affiliate of the Adviser, acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board of Managers shall determine.

                                   ARTICLE IV

                 TERMINATION OF STATUS OF ADVISER AND MANAGERS,
                            TRANSFERS AND REPURCHASES

         Section 4.1 Termination of Status of the Adviser

         The status of the Adviser as the Special Advisory Member shall terminate if the Investment Advisory Agreement with the Adviser terminates and the Fund does not enter into a new Investment Advisory Agreement with the Adviser, effective as of the date of such termination.

Section 4.2       Termination of Status of a Manager

         The status of a Manager  shall  terminate if the Manager (i) shall die;
(ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Manager (upon not less than 90 days' prior written notice to the other
Managers); (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Manager; or (viii) shall otherwise cease to be a Manager of the Fund under the Delaware Act.

         Section 4.3 Removal of the Managers

         Any Manager may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Managers not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

         Section 4.4 Transfer of Interests of Members

         (a) An Interest of a Member may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or incompetency of such Member or (ii) with the written consent of the Board of Managers (which may be withheld in its sole discretion); provided, however, that the Board of Managers may not consent to any Transfer other than a Transfer (i) in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain Transfers to affiliates, gifts and contributions to family partnerships), (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents and children), (iii) as a distribution from a qualified retirement plan or an individual retirement account, or (iv) a Transfer to which the Board of Managers may consent pursuant to the following sentence. The Board of Managers may consent to other Transfers under such other circumstances and conditions as it, in its sole discretion, deems appropriate; PROVIDED, HOWEVER, that prior to any such Transfer, the Board of Managers shall consult with counsel to the Fund to ensure that such Transfer will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation. In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board of Managers which may be withheld in its sole discretion. Any Transfer not made in accordance with this Section 4.4 shall be void.

         (b) The Board of Managers may not consent to a Transfer of an Interest or a portion thereof of a Member unless: (i) the person to whom the Interest is Transferred (or each of the person's beneficial owners if such a person is a "private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Board of Managers believes meets the requirements of paragraph (d)(1) of Rule 205-3 under the Advisers Act or any successor rule thereto; and (ii) the entire Interest of the Member is Transferred to a single transferee or, after the Transfer of a portion of an Interest, the balance of the Capital Account of each of the transferee and transferor is not less than $50,000. Any transferee that acquires an Interest by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or incompetency of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Interest so acquired and to Transfer such Interest in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers an Interest with the approval of the Board of Managers, the Board of Managers shall promptly take all necessary actions so that the transferee to whom such Interest is transferred is admitted to the Fund as a Member. Each Member effecting a Transfer and its transferee agree to pay all expenses, including attorneys' and auditors' fees, incurred by the Fund in connection with such Transfer.

         (c) Each Member shall indemnify and hold harmless the Fund, the Managers, the Adviser, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.4 and (ii) any misrepresentation by such Member in connection with any such Transfer.

         Section 4.5 Transfer of Interests of Special Advisory Member

         The Adviser may not Transfer its Interest as the Special Advisory Member, except to an Affiliate of the Adviser. Any such Transfer shall be subject to approval by the Board of Managers.

         Section 4.6 Repurchase of Interests

         (a) Except as otherwise provided in this Agreement, no Member or other person holding an Interest or portion thereof shall have the right to withdraw or tender to the Fund for repurchase that Interest or portion thereof. The Board of Managers from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the Fund to repurchase Interests or portions thereof pursuant to written tenders. However, the Fund shall not offer to repurchase Interests on more than two occasions during any one Fiscal Year unless it has received an opinion of counsel to the effect that such more frequent offers would not cause any adverse tax consequences to the Fund or the Members. In determining whether to cause the Fund to repurchase Interests or portions thereof pursuant to written tenders, the Board of Managers shall consider the recommendation of the Adviser, and shall also consider the following factors, among others:

               (1) whether any Members have requested to tender Interests or portions thereof to the Fund;

               (2)  the liquidity of the Fund's assets;

               (3) the investment plans and working capital requirements of the Fund;

               (4) the relative economies of scale with respect to the size of the Fund;

               (5) the history of the Fund in repurchasing Interests or portions thereof;

               (6)  the economic condition of the securities markets; and

               (7) the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

         The Board of Managers shall cause the Fund to repurchase Interests or portions thereof pursuant to written tenders only on terms determined by the Board of Managers to be fair to the Fund and to all Members (including persons holding Interests acquired from Members), as applicable.

         (b) A Member who tenders for repurchase only a portion of the Member's Interest will be required to maintain a Capital Account balance of at least $50,000 (or such lesser amount as may be determined by the Board of Managers) net of the amount of the Incentive Allocation, if any, that is to be debited from the Capital Account of the Member as of the Valuation Date. If a Member tenders a portion of an Interest that would cause the Member's Capital Account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of the Interest to be purchased from the Member so that the required minimum balance is maintained. If a repurchase offer is oversubscribed by Members, the Fund shall repurchase only a pro rata portion of the Interests tendered by each Member.

         (c) The Adviser may tender any Interest or a portion thereof that it holds as a Member under Section 4.6(a) hereof.

         (d) The Adviser may withdraw any Incentive Allocation credited to the Special Advisory Account at any time following the date on which the Incentive Allocation is made.

         (e) The Board of Managers may cause the Fund to repurchase an Interest or portion thereof of a Member or any person acquiring an Interest or portion thereof from or through a Member in the event that the Board of Managers determines or has reason to believe that:

               (1) such an Interest or portion thereof has been transferred in violation of Section 4.4 hereof, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or incompetency of a Member;

               (2) ownership of such an Interest by a Member or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities laws of the United States or any other relevant jurisdiction;

               (3) continued ownership of such an Interest may be harmful or injurious to the business or reputation of the Fund, the Managers or the Adviser, or may subject the Fund or any of the Members to an undue risk of adverse tax or other fiscal consequences;

               (4) such Member's continued participation in the Fund may cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation for Federal income tax purposes;

               (5) any of the representations and warranties made by a Member in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true; or

               (6) it would be in the best interests of the Fund, as determined by the Board of Managers in its sole discretion, for the Fund to repurchase such an Interest or portion thereof.

         (f) Repurchases of Interests or portions thereof by the Fund shall be payable promptly after the expiration date of such repurchase in accordance with the terms of the Fund's repurchase offer. Payment of the purchase price for an Interest (or portion thereof) shall consist of: (i) cash in an aggregate amount equal to at least 95% of the estimated unaudited net asset value of the interests tendered, determined as of the Valuation Date (the "Initial Payment"); and, if determined to be appropriate by the Board of Managers, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Interest (or portion thereof) tendered as of the Valuation Date, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment. Notwithstanding anything in the foregoing to the contrary, the Board of Managers, in its discretion, may pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase.

         (g) A Member may at any time submit to the Fund a written request that the Fund repurchase the entire Interest of such Member, as contemplated by
Section 6.1(3) hereof. Any such request shall be sent to the Fund by registered or certified mail, return receipt requested, and shall be deemed valid only if the Member has received a letter from the Fund acknowledging its receipt of the request. The Fund shall send such letter to the Member promptly upon its receipt of the Member's request.

                                   ARTICLE V

                                    CAPITAL

         Section 5.1 Contributions to Capital

         (a) The minimum initial contribution of each Member to the capital of the Fund shall be such amount as the Board of Managers, in its discretion, may determine from time to time, but in no event shall be less than $50,000. The amount of the initial contribution of each Member shall be recorded on the books and records of the Fund upon acceptance as a contribution to the capital of the Fund. The Managers shall not be entitled to make contributions of capital to the Fund as Managers of the Fund, but may make contributions to the capital of the Fund as Members. The Adviser may make contributions to the capital of the Fund as a Member.

         (b) Members may make additional contributions to the capital of the Fund effective as of such times as the Board of Managers, in its discretion, may permit, subject to Section 2.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of the Fund except to the extent provided in Section 5.6 hereof. The minimum initial capital contribution of a Member to the capital of the Fund shall be such amount as the Board of Managers, in its sole discretion, may determine from time to time.

         (c) Initial and any additional contributions to the capital of the Fund by any Member shall be payable in cash, payable in readily available funds at the date of the proposed acceptance of the contribution.

         Section 5.2 Rights of Members to Capital

         No Member shall be entitled to interest on any contribution to the capital of the Fund, nor shall any Member be entitled to the return of any capital of the Fund except (i) upon the repurchase by the Fund of a part or all of such Member's Interest pursuant to Section 4.6 hereof, (ii) pursuant to the provisions of Section 5.6(c) hereof or (iii) upon the liquidation of the Fund's assets pursuant to Section 6.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Fund's property or to compel any sale or appraisal of the Fund's assets.

         Section 5.3 Capital Accounts

         (a) The Fund shall maintain a separate Capital Account for each Member.

         (b) Each Member's Capital Account shall have an initial balance equal to the amount of cash constituting such Member's initial contribution to the capital of the Fund.

         (c) Each Member's Capital Account shall be increased by the sum of (i) the amount of cash constituting additional contributions by such Member to the capital of the Fund permitted pursuant to Section 5.1 hereof, plus (ii) all amounts credited to such Member's Capital Account pursuant to Sections 5.4 through 5.6 hereof or Section 5.8 hereof.

         (d) Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Sections 4.6, 5.10 or 6.2 hereof which are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under
Section 752 of the Code), plus (ii) any amounts debited against such Capital Account pursuant to Sections 5.4 through 5.8 hereof.

         (e) The Fund shall maintain a Special Advisory Account for the Adviser in its capacity as Special Advisory Member solely for purposes of receiving the Incentive Allocation pursuant to Section 5.7 hereof. The Special Advisory Account shall have an initial balance of zero.

         Section 5.4 Allocation of Net Profit and Net Loss; Allocation of Ongoing Offering Costs

         As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Fiscal Period, shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Investment Percentages for such Fiscal Period, except that offering costs relating to the initial offering of Interests (and are therefore Organization Expenses as defined herein) shall be allocated among Members as provided by Section 5.8.

         Section 5.5 Allocation of Certain Expenditures

         Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Fund, to the extent determined by the Board of Managers to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Fund.

         Section 5.6 Reserves

         (a) Appropriate reserves may be created, accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Adviser or the Board of Managers, such reserves to be in the amounts that the Board of Managers, in its sole discretion, deems necessary or appropriate. The Board of Managers may increase or reduce any such reserves from time to time by such amounts as the Board of Managers, in its sole discretion, deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, shall be proportionately charged or credited, as appropriate, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased or decreased, as the case may be; provided, however, that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase, or decrease shall instead be charged or credited to those parties who were Members at the time, as determined by the Board of Managers, in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts at that time.

         (b) If at any time an amount is paid or received by the Fund (other than contributions to the capital of the Fund, distributions or repurchases of Interests or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Fund's accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those parties who were Members during such prior Fiscal Period or Periods.

         (c) If any amount is required by  paragraph  (a) or (b) of this Section
5.6 to be charged or credited to a party who is no longer a Member, such amount shall be paid by or to such party, as the case may be, in cash, with interest from the date on which the Board of Managers determines that such charge or credit is required. In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Fund on demand; provided, however, that (i) in no event shall a former Member be obligated to make a payment exceeding the amount of such Member's Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years since the date on which such party ceased to be a Member. To the extent that a former Member fails to pay to the Fund, in full, any amount required to be charged to such former Member pursuant to paragraph (a) or (b), whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

         Section 5.7 Incentive Allocation

         (a) So long as the Adviser serves as the Special Advisory Member of the Fund, the Incentive Allocation shall be debited against the Capital Account of each Member as of the last day of each Allocation Period with respect to such Member and the amount so debited shall simultaneously be credited to the Special Advisory Account.

         (b) The Special Advisory Member shall be required to withdraw 100% of the Incentive Allocation (computed on the basis of unaudited data) within 30 days of the date on which such Incentive Allocation was credited to the Special Advisory Account. Within 30 days after the completion of the audit of the books of the Fund for the year in which allocations to the Special Advisory Account are made, the Fund shall allocate to the Special Advisory Account any additional amount of Incentive Allocation determined to be owed to the Special Advisory Member based on the audit, and the Special Advisory Member shall contribute to the Fund any excess amount of Incentive Allocation determined to be owed to the Fund that it withdrew.

         (c) If only a portion of the Interest of a Member is repurchased by the Fund as of a date that would not, but for such repurchase, be the end of an Allocation Period, the Incentive Allocation shall be made as of such date only as to that portion of any Positive Allocation Change for the Allocation Period that is allocable to the portion of the Interest repurchased. For this purpose, pro rata portions of the Positive Allocation Change for the Allocation Period, and any balance in the Loss Recovery Account, shall be deemed associated with the portion of the Interest repurchased (which pro rata portions shall be determined based upon the value of the portion of the Interest repurchased as a percentage of the value of the entire Interest), and there shall be a corresponding reduction made in the Positive Allocation Change and Loss Recovery Account balance (if any) associated with the remaining Interest. As of the end of the next Allocation Period with respect to a Member following the repurchase of a portion of the Member's Interest (other than an Allocation Period resulting from another repurchase of a portion of such Interest), the Incentive Allocation with respect to such Interest (if any) shall be determined based on the Positive Allocation Change for the period beginning as of the commencement of the Allocation Period in which such repurchase was made through the end of the current Allocation Period and the balance of the Loss Recovery Account (if any) as of the end of the current Allocation Period.

         Section 5.8 Allocation of Organization Expenses

         (a) As of the first Expense Allocation Date, Organization Expenses shall be allocated among and debited against the Capital Accounts of the Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

         (b) As of each Expense Allocation Date following the first Expense Allocation Date, all amounts previously debited against the Capital Account of a Member pursuant to this Section 5.8 on the preceding Expense Allocation Date will be credited to the Capital Account of such Member, and Organization Expenses shall then be reallocated among and debited against the Capital Accounts of all Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

         Section 5.9 Tax Allocations

         For each fiscal year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior fiscal years (or relevant portions thereof). Allocations under this Section 5.9 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and Regulations Sections
1.704-1(b)(2)(iv)(f)  and  (g),   1.704-1(b)(4)(i)  and  1.704-3(e)  promulgated
thereunder, as applicable, or the successor provisions to such Section and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

         If the Fund realizes capital gains (including short-term capital gains) for Federal income tax purposes ("gains") for any fiscal year during or as of the end of which the Interests of one or more Positive Basis Members (as hereinafter defined) are repurchased by the Fund pursuant to Article IV, the Board of Managers, unless otherwise determined by the Board of Managers, in its sole discretion, shall allocate such gains as follows: (i) to allocate such gains among such Positive Basis Members, pro rata in proportion to the respective Positive Basis (as hereinafter defined) of each such Positive Basis Member, until either the full amount of such gains shall have been so allocated or the Positive Basis of each such Positive Basis Member shall have been eliminated and (ii) to allocate any gains not so allocated to Positive Basis Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Sections 5.4 and 5.7.

         As used herein, (i) the term "Positive Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which its Interest as of such time exceeds its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death, and without regard to such Member's share of the liabilities of the Fund under Section 752 of the
Code), and (ii) the term "Positive Basis Member" shall mean any Member whose Interest is repurchased by the Fund and who has Positive Basis as of the effective date of the repurchase, but such Member shall cease to be a Positive Basis Member at such time as it shall have received allocations pursuant to clause (i) of the second paragraph of this Section 5.9 equal to its Positive Basis as of the effective date of such repurchase.

         Notwithstanding anything to the contrary in the foregoing, if the Fund realizes gains in any fiscal year with respect to which the Special Advisory Member is entitled to an Incentive Allocation under Section 5.7 hereof, the Board of Managers (at the request of the Special Advisory Member) may specially allocate such gains to the Special Advisory Member in an amount by which the Incentive Allocation exceeds the Special Advisory Member's "adjusted tax basis" (determined without regard to any allocation to be made pursuant to this paragraph) in its interest in the Fund as of the time it withdraws such Incentive Allocation. The Special Advisory Member's "adjusted tax basis", for these purposes, shall be increased by any amount of the Incentive Allocation withdrawal that it elects to contribute as a Member to the Fund as of the date of the withdrawal of the Incentive Allocation.

         Section 5.10 Distributions

         The Board of Managers, in its sole discretion, may authorize the Fund to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members' Investment Percentages.

         Section 5.11 Withholding

         (a) The Board of Managers may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

         (b) For purposes of this Agreement, any taxes so withheld by the Fund with respect to any amount distributed by the Fund to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Interest shall pay to the Fund as a contribution to the capital of the Fund, upon demand of the Board of Managers, the amount of such excess.

         (c) The Board of Managers shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board of Managers with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Fund and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                                   ARTICLE VI

                           DISSOLUTION AND LIQUIDATION

         Section 6.1 Dissolution

         The Fund shall be dissolved:

          (1) upon the affirmative vote to dissolve the Fund by: (i) the Board of Managers or (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

          (2) upon the failure of Members to elect a successor Manager at a meeting called by the Adviser in accordance with Section 2.6(c) hereof when no Manager remains to continue the business of the Fund;

          (3) upon the expiration of any two year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in Section 4.6(g) hereof, a written notice to the Fund requesting the repurchase of its entire Interest by the Fund, if such Interest has not been repurchased by the Fund; or

          (4)  as required by operation of law.

         Dissolution of the Fund shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60 day period during which the Board of Managers and Members may elect to continue the business of the Fund as provided above, but the Fund shall not terminate until the assets of the Fund have been liquidated in accordance with Section 6.2 hereof and the Certificate has been canceled.

         Section 6.2 Liquidation of Assets

         (a) Upon the dissolution of the Fund as provided in Section 6.1 hereof, the Board of Managers shall promptly appoint the Board of Managers or the Adviser as the liquidator and the Board of Managers or the Adviser shall liquidate the business and administrative affairs of the Fund, except that if the Board of Managers does not appoint the Board of Managers or the Adviser as the liquidator or the Board of Managers or the Adviser is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of the Fund. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Sections 5.4 and 5.7 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board of Managers or liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

               (1) the debts of the Fund, other than debts, liabilities or obligations to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Fund's assets to the Members has been completed, shall first be paid on a pro rata basis;

               (2) such debts, liabilities or obligations as are owing to the Members shall next be paid in their order of seniority and on a pro rata basis;

               (3) the Special Advisory Member shall next be paid any balance in the Special Advisory Account after giving effect to the Incentive Allocation, if any, to be made pursuant to Section
                    5.7 hereof; and

               (4) the Members shall next be paid on a pro rata basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a).

         (b) Anything in this Section 6.2 to the contrary notwithstanding, upon dissolution of the Fund, the Board of Managers, the Adviser or other liquidator may distribute ratably in kind any assets of the Fund; provided, however, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

                                  ARTICLE VII

                  ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

         Section 7.1 Accounting and Reports

         (a) The Fund shall adopt for tax accounting purposes any accounting method that the Board of Managers shall decide in its sole discretion is in the best interests of the Fund. The Fund's accounts shall be maintained in U.S. currency.

         (b) After the end of each taxable year, the Fund shall furnish to each Member such information regarding the operation of the Fund and such Member's Interest as is necessary for Members to complete Federal, state and local income tax or information returns and any other tax information required by Federal, state or local law.

         (c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 7.1(c) is being made, the Fund shall furnish to each Member a semi-annual report and an annual report containing the information required by such Act. The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent auditors based upon an audit performed in accordance with generally accepted accounting principles. The Fund may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

         Section 7.2 Determinations by the Board of Managers

         (a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board of Managers unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

         (b) The Board of Managers may make such adjustments to the computation of Net Profit or Net Loss, the Allocation Change with respect to any Member, or any components comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Fund and the intended allocation thereof among the Members.

Section 7.3       Valuation of Assets

         (a) Except as may be required by the 1940 Act, the Board of Managers shall value or have valued any Securities or other assets and liabilities of the Fund as of the close of business on the last day of each Fiscal Period in accordance with such valuation procedures as shall be established from time to time by the Board of Managers and which conform to the requirements of the 1940 Act. In determining the value of the assets of the Fund, no value shall be placed on the goodwill or name of the Fund, or the office records, files, statistical data or any similar intangible assets of the Fund not normally reflected in the Fund's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

         (b) The value of Securities and other assets of the Fund and the net worth of the Fund as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                                  ARTICLE VIII

                            MISCELLANEOUS PROVISIONS

         Section 8.1 Amendment of Limited Liability Company Agreement

         (a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board of Managers (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and (ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

         (b) Any amendment that would:

               (1) increase the obligation of a Member to make any contribution to the capital of the Fund;

               (2) reduce the Capital Account of a Member or Special Advisory Account other than in accordance with Article V; or

               (3)  modify the events causing the dissolution of the Fund;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board of Managers) to tender its entire Interest for repurchase by the Fund.

         (c) The power of the Board of Managers to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 8.1 shall specifically include the power to:

               (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

               (2) amend this Agreement (other than with respect to the matters set forth in Section 8.1(b) hereof) to effect compliance with or reflect any relaxation in the future of any applicable law, regulation, policy, interpretation or guideline of any applicable regulatory agency, or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

               (3) amend this Agreement to make such changes as may be necessary or advisable to ensure that the Fund will not be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes.

         (d) The Board of Managers shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 8.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

         Section 8.2 Special Power of Attorney

         (a) Each Member hereby irrevocably makes, constitutes and appoints each Manager and the Adviser, acting severally, and any liquidator of the Fund's assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

               (1) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

               (2) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Fund; and

               (3) all such other instruments, documents and certificates that, in the opinion of legal counsel to the Fund, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund as a limited liability company under the Delaware Act (including any such conveyances and other instruments deemed necessary to effect the authorized dissolution or termination of the Fund).

         (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

         (c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each Manager and the Adviser and as such:

               (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund or Board of Managers shall have had notice thereof; and

               (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Interest, except that where the transferee thereof has been approved by the Board of Managers for admission to the Fund as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board of Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

         Section 8.3 Notices

         Except as otherwise set forth in this Agreement, notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Fund, the Board of Managers or the Adviser, by hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of the Fund. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

         Section 8.4 Agreement Binding Upon Successors and Assigns

         This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

         Section 8.5 Applicability of 1940 Act and Form N-2

         The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that affect numerous aspects of the conduct of the Fund's business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

         Section 8.6 Choice of Law

         Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

         Section 8.7 Not for Benefit of Creditors

         The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Managers, the Special Advisory Member and the Fund. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

         Section 8.8 Consents

         Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

         Section 8.9 Merger and Consolidation

         (a) The Fund may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities pursuant to an agreement of merger or consolidation that has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act.

         (b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by
Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Fund if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

         Section 8.10 Pronouns

         All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

         Section 8.11 Confidentiality

         (a) A Member may obtain from the Fund such information regarding the affairs of the Fund as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board of Managers.

         (b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board of Managers, which consent may be withheld in its sole discretion.

         (c) Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Fund. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Fund determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

         (d) Notwithstanding anything in this Agreement to the contrary, each Member (and each employee, representative, or other agent of such Member) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the Member relating to such tax treatment and tax structure.

         Section 8.12 Certification of Non-Foreign Status

         Each Member or transferee of an Interest from a Member shall certify, upon admission to the Fund and at such other times thereafter as the Board of Managers may request, whether such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the Fund, and shall notify the Fund within 60 days of any change in such Member's status.

         Section 8.13 Severability

                  If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

         Section 8.14 Filing of Returns

         The Board of Managers or its designated agent shall prepare and file, or cause the auditors of the Fund to prepare and file, a Federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of the Fund.

         Section 8.15 Tax Matters Partner

         (a) A Manager who is a Member shall be designated on the Fund's annual Federal information tax return, and have full powers and responsibilities, as the Tax Matters Partner of the Fund for purposes of Section 6231(a)(7) of the Code. In the event that no Manager is a Member, a Member shall be so designated. Should any Member be designated as the Tax Matters Partner for the Fund pursuant to Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to a Manager selected by the Board of Managers all of its rights, powers and authority to act as such Tax Matters Partner and hereby constitutes and appoints such Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge and file any and all reports, responses and notices, and to do any and all things required or advisable, in the Manager's judgment, to be done by such a Tax Matters Partner. Any Member designated as the Tax Matters Partner for the Fund under Section 6231(a)(7) of the Code shall be indemnified and held harmless by the Fund from any and all liabilities and obligations that arise from or by reason of such designation.

         (b) Each person (for purposes of this Section 8.15, called a "Pass-Thru Member") that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Fund holding such interests through such Pass-Thru Member. In the event the Fund shall be the subject of an income tax audit by any Federal, state or local authority, to the extent the Fund is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, the Fund and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Fund.

         Section 8.16 Section 754 Election

         In the event of a distribution of Fund property to a Member or an assignment or other transfer (including by reason of death) of all or part of the interest of a Member in the Fund, at the request of a Member, the Board of Managers, in its discretion, may cause the Fund to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Fund property as provided by Sections 734 and 743 of the Code.

         EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE CONFIDENTIALITY CLAUSE SET FORTH IN
SECTION 8.11.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MANAGERS:


-----------------------------------
Thomas W. Brock



-----------------------------------
Andrew M. Paul



-----------------------------------
Thomas G. Yellin



-----------------------------------
Robert H. Gordon


ORGANIZATIONAL MEMBER:

BACAP ADVISORY PARTNERS, LLC

By:
     ------------------------------
     Name:
     Title:

MEMBERS:

         Each person who shall sign an investor application or certification and who shall be accepted by the Board of Managers to the Fund as a Member.

ADVISER:

BACAP ADVISORY PARTNERS, LLC


By:
     -------------------------------
     Name:
     Title:

SPECIAL ADVISORY MEMBER:

BACAP ADVISORY PARTNERS, LLC


By:
     -------------------------------
     Name:
     Title:

================================================================================


                         BACAP OPPORTUNITY STRATEGY, LLC

                       Limited Liability Company Interests

                                -----------------

                                   PROSPECTUS

                                  August __, 2003
                                -----------------

                             BACAP DISTRIBUTORS, LLC

                               ------------------

                         BACAP Opportunity Strategy, LLC


                       STATEMENT OF ADDITIONAL INFORMATION
                               Dated August __, 2003



                              900 West Trade Street
                                  NC1-026-03-41
                               Charlotte, NC 28255
                                 (800) 321-7854

         This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of BACAP Opportunity Strategy, LLC (the "Fund"), dated August __, 2003. A copy of the prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

         This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

INVESTMENT POLICIES AND PRACTICES..............................................2

REPURCHASES AND TRANSFERS OF INTERESTS........................................10

BOARD OF MANAGERS.............................................................12

INVESTMENT ADVISORY SERVICES..................................................17

CONFLICTS OF INTEREST.........................................................22

TAX ASPECTS...................................................................25

ERISA CONSIDERATIONS..........................................................41

BROKERAGE.....................................................................42

VALUATION OF ASSETS...........................................................43

INDEPENDENT ACCOUNTANTS AND LEGAL COUNSEL.....................................45

CUSTODIAN.....................................................................46

CONTROL PERSONS...............................................................46

SUMMARY OF LLC AGREEMENT......................................................46

FUND ADVERTISING AND SALES MATERIAL...........................................48

FINANCIAL STATEMENTS..........................................................49

APPENDIX A...................................................................A-1

                        INVESTMENT POLICIES AND PRACTICES

         The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional information regarding the Fund's investment program is set forth below.

FUNDAMENTAL POLICIES

         The Fund's fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund ("Interests"), are listed below. Within the limits of these fundamental policies, the Fund's management has reserved freedom of action. As defined by the Investment Company Act of 1940, as amended (the "Investment Company Act"), the vote of a "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of securityholders duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

        o         Issue  senior securities,  except to the  extent permitted  by
                  Section 18 of the Investment Company Act or as otherwise permitted by the Securities and Exchange Commission ("SEC").

        o Borrow money, except to the extent permitted by Section 18 of the Investment Company Act or as otherwise permitted by the SEC.

        o Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.

        o Make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

        o Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate or real estate investment trusts.

        o Invest in commodities or commodity contracts, except that the Fund may purchase and sell non-U.S. currency, options, futures and forward contracts, including those related to indexes, options and options on indexes.

        o Invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry, including any industry within the technology sector.

         With respect to these investment restrictions and other policies described in this SAI or the prospectus (except the Fund's policies on borrowings and senior securities set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

         The Fund's investment objective is not fundamental and may be changed by the Board of Managers of the Fund (the "Board") without the vote of a majority (as defined by the Investment Company Act) of the Fund's outstanding voting securities.

CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

         As discussed in the prospectus, the Fund pursues its investment objective by investing its assets primarily in long and short positions in the securities of (i) companies engaged in developing, producing or delivering technology related products or services, (ii) companies which may benefit from, or be disadvantaged by, technology related products or services and (iii) companies that derive significant revenues from businesses that Alkeon Capital Management, LLC, the Fund's sub-adviser ("Alkeon"), believes will be affected by technological events and advances. Additional information regarding the types of securities and financial instruments in which the Fund may invest its assets, and certain investment techniques that may be used by the Fund, is set forth below.

EQUITY SECURITIES

         A significant portion of the Fund's investment portfolio normally consists of long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

         The Fund generally may invest in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including "micro cap" companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. These securities are also subject to other risks that are less prominent in the case of the securities of larger companies.

FIXED-INCOME SECURITIES

         The Fund may invest a portion of its assets in fixed-income securities. The Fund will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and non-U.S. corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations.
Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

         The Fund may invest in both investment grade and non-investment grade debt securities (commonly referred to as "junk bonds"). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by Alkeon to be of comparable quality.

         The Fund's investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

NON-U.S. SECURITIES

         The Fund may invest a portion of its assets in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of non-U.S. issuers. Non-U.S. securities in which the Fund may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S. These factors are listed in the prospectus under "Risk Factors--Non-U.S. Investments."

         As a general matter, the Fund is not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, the Fund may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Fund to "lock in" the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Fund's existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Fund's non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue the Fund's investment objective, such as when Alkeon anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund's investment portfolio.

         ADRs involve substantially the same risks as investing directly in securities of non-U.S. issuers, as discussed above. ADRs are receipts typically issued by a U.S. bank or trust company that evidence ownership of underlying securities issued by a non-U.S. corporation. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States, and, therefore, there may be less information available regarding such issuers.

MONEY MARKET INSTRUMENTS

         During periods of adverse market conditions in the technology sector or in the equity securities markets generally, as determined by Alkeon, the Fund may temporarily invest all or any portion of its assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers or may hold cash or cash equivalents in such amounts as Alkeon deems appropriate under the circumstances. The Fund also may invest in these instruments for liquidity purposes pending allocation of its respective offering proceeds and other circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

REPURCHASE AGREEMENTS

         Repurchase agreements are agreements under which the Fund purchases securities from a bank that is a member of the Federal Reserve System, a non-U.S. bank or a securities dealer that agrees to repurchase the securities from the Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. The commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the seller's repurchase of the securities under a repurchase agreement may also result in a delay in disposing of the securities and, in such a case, the Fund will incur costs and may suffer a loss if the securities decline in value before being sold. Repurchase agreements that are subject to non-U.S. law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

REVERSE REPURCHASE AGREEMENTS

         Reverse repurchase agreements involve the sale of a security by the Fund to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase agreements are a form of leverage which may increase the volatility of the Fund's investment portfolio.

SPECIAL INVESTMENT TECHNIQUES

         The Fund may use a variety of special investment techniques, as more fully discussed below, to hedge a portion of its investment portfolio against various risks or other factors that generally affect the values of securities. The Fund also may use these techniques for non-hedging purposes in pursuing its investment objective. Some of these techniques involve the use of derivative transactions. The techniques the Fund may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that the Fund may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that the Fund may suffer losses as a result of its hedging activities.

         DERIVATIVES. The Fund may engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit the Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as it can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities.

         Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could result in a significant loss that would have a large adverse impact on the Fund's performance.

         If the Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund's return or result in a loss. The Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund is unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

         OPTIONS AND FUTURES. The Fund may utilize options and futures contracts. It also may use so-called "synthetic" options (notional principal contracts with characteristics of an OTC option) or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Transactions in these instruments may be effected on securities exchanges, in the over-the-counter market or negotiated directly with counterparties. When transactions are effected over-the-counter or negotiated directly with counterparties, the Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. These instruments also may be illiquid and, in such cases, the Fund may have difficulty closing out its position. Over-the-counter options and synthetic options purchased and sold by the Fund may include options on an index of securities or on baskets of specific securities.

         The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which the Fund owns the underlying security. The sale of such an option exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund's books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Fund need not be covered.

         The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Fund would ordinarily effect a similar "closing sale transaction," which involves liquidating the Fund's position by selling the option previously purchased, although the Fund could exercise the option should it deem it advantageous to do so.

         Synthetic options transactions involve the use of two financial instruments that, together, have the economic effect of an options transaction. The risks of synthetic options are generally similar to the risks of actual options, with the addition of increased market risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

         The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the "CFTC") by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations so that it is excluded from the definition of the term commodity pool operator under rules of the CFTC. In this regard, the Fund must limit its transactions, for other than bona fide hedging purposes (as defined in CFTC Rule 1.3(z)), to either:

      (i) its pro rata share of the sum of the amount of initial margin deposits on futures contracts entered into by the Fund and premiums paid for unexpired options with respect to such contracts so that it does not exceed 5% of the liquidation value of the Fund's assets, after taking into account unrealized profits and unrealized losses on such contracts and options (in the case of an option that is in-the-money at the time of purchase, the in-the-money amount may be excluded in calculating the 5% limitation); or

      (ii) the aggregate "notional value" (I.E., the size of the contract, in contract units, times the current market price (futures position) or strike price (options position) of each such unit) of the contract, so that it does not exceed the liquidation value of the Fund, after taking into account unrealized profits and unrealized losses on such contracts and options.

         If applicable CFTC rules change, such percentage limitations may change or different conditions may be applied to the Fund's use of futures.

         The Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Non-U.S. markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Non-U.S. markets, however, may have greater risk potential than domestic markets. For example, some non-U.S. exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on non-U.S. exchanges may include both commodities that are traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by the CFTC.

         Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

         Successful use of futures also is subject to Alkeon's ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

         The Fund may purchase and sell stock index futures contracts. A stock index future obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

         The Fund may purchase and sell interest rate futures contracts. An interest rate future represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

         The Fund may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

         WARRANTS AND RIGHTS. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

         SWAP AGREEMENTS. The Fund may enter into equity, interest rate, index and currency rate swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," I.E., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular non-U.S. currency, or in a basket of securities representing a particular index, industry or industry sector. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

         Most swap agreements entered into by the Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, the Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of payments that a party is contractually obligated to make. If the other party to a swap defaults, the Fund's risk of loss consists of the net amount of payments that it contractually is entitled to receive.

LENDING PORTFOLIO SECURITIES

         The Fund may lend its portfolio securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Fund an opportunity to earn interest on the amount of the loan and on the collateral it receives from borrowers of the securities. In connection with loans of securities, the Fund generally will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Fund might experience risk of loss if the institution with which it has engaged in a securities loan transaction breaches its agreement with the Fund.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES

         The Fund may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by the Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions will be subject to the Fund's limitation on indebtedness unless, at the time the Fund enters into such a transaction, a segregated account consisting of cash, U.S. Government securities or other liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

                     REPURCHASES AND TRANSFERS OF INTERESTS

REPURCHASE OFFERS

         As discussed in the prospectus, offers to repurchase Interests will be made by the Fund at such times and on such terms as may be determined by the Board, in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Interests. In determining whether and when the Fund should repurchase Interests, the Board will consider the recommendations of BACAP Advisory Partners, LLC, the Fund's investment adviser (the "Adviser"). The Board also will consider various factors, including, but not limited to, those listed in the prospectus in making its determinations.

         The Board will determine that the Fund repurchase Interests or portions thereof from members of the Fund ("Members") pursuant to written tenders only on terms the Board determines to be fair to the Fund and Members. When the Board determines that the Fund will make a repurchase offer, the Fund will send each Member notice of that offer describing the terms of the offer, and containing information that Members should consider in deciding whether to tender Interests for repurchase. Members who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the estimated net asset value of their Interests from the Adviser during the period the offer remains open. If a repurchase offer is oversubscribed by Members, the Fund will repurchase only a pro rata portion of the Interests tendered by each Member. As discussed in the prospectus, the Fund will issue notes to tendering Members in connection with the repurchase of Interests.

         Payment for repurchased Interests may require the Fund to liquidate portfolio holdings earlier than Alkeon would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. Alkeon intends to take measures (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Interests.

MANDATORY REDEMPTIONS

         As noted in the prospectus, the Fund has the right to redeem an Interest (or portion thereof) of a Member or any person acquiring an Interest (or portion thereof) from or through a Member under certain circumstances, including if:

        o ownership of an Interest by a Member or other person will cause the Fund or the Adviser to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction;

        o continued ownership of the Interest may be harmful or injurious to the business or reputation of the Fund, the Adviser or the Board, or may subject the Fund or any Members to an undue risk of adverse tax or other fiscal consequences;

        o        any   of   the   representations   and  warranties  made  by  a
                 Member in connection with the acquisition of the Interest was not true when made or has ceased to be true; or

        o it would be in the best interests of the Fund to repurchase the Interest or a portion thereof.

TRANSFERS OF INTERESTS

         No person may become a substituted Member without the written consent of the Board, which consent may be withheld for any reason in its sole discretion. Interests may be transferred, pledged or assigned only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a Member or (ii) with the written consent of the Board, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Without limiting the foregoing, the Board generally will not consent to a pledge, transfer or assignment (each, a "Transfer") unless the Transfer is (i) one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain transfers to affiliates, gifts and contributions to family partnerships), (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents and children), or (iii) a distribution from a qualified retirement plan or an individual retirement account. The Board may permit other Transfers under such other circumstances and conditions as it, in its sole discretion, deems appropriate; PROVIDED, HOWEVER, that prior to any such Transfer, the Board shall consult with counsel to the Fund to ensure that such Transfer will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation. Notice to the Fund of any proposed Transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to Member eligibility and suitability. In addition to the foregoing, no Member will be permitted to Transfer an Interest or portion thereof unless after such Transfer the balance of the capital account of the transferee, and the balance of the capital account of the Member transferring the Interest if the Transfer involves less than its entire Interest, is at least equal to Fund's minimum investment requirement.

         Any transferee meeting the Fund's eligibility requirements that acquires an Interest or portion thereof by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Member or otherwise, will be entitled to the allocations and distributions allocable to the Interest so acquired and to Transfer such Interest in accordance with the terms of the LLC Agreement, but will not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member as provided in the LLC
Agreement. If a Member Transfers an Interest or portion thereof with the approval of the Board, the Fund will promptly take all necessary actions to admit such transferee or successor to the Fund as a Member. Each Member and transferee is required to pay all expenses, including attorneys' and auditors' fees, incurred by the Fund in connection with such Transfer. If such a transferee does not meet the Member eligibility requirements, the Fund reserves the right to redeem its Interest. Any Transfer of an Interest in violation of the LLC Agreement will not be permitted and will be void.

         The LLC Agreement provides that each Member has agreed to indemnify and hold harmless the Fund, the Managers, the Adviser, Alkeon, each other Member and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any Transfer of an Interest made by the Member in violation of these provisions or any misrepresentation made by the Member in connection with the Transfer.

                                BOARD OF MANAGERS

         The Board of Managers of the Fund provides broad oversight over the operations and affairs of the Fund. It has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund's business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

         The Managers are not required to contribute to the capital of the Fund or to own Interests. A majority of the Managers are persons who are not "interested persons" (as defined in the Investment Company Act) of the Fund (the "Independent Managers"). The Independent Managers perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

         The identity of the Managers and officers of the Fund and brief biographical information regarding each Manager and officer during the past five years is set forth below. One of the Managers is deemed to be an "interested person" of the Fund, as defined by the Investment Company Act, because he is an officer and employee of the Fund's investment adviser or affiliates of the investment adviser. Each Manager and officer of the Fund was appointed in April 2002, except for Robert H. Gordon, who was appointed as a Manager in March 2003. Managers will each serve an indefinite term of office and officers of the Fund will be elected annually.



--------------------------- -------------- --------------------------------------- ------------ ---------------------
Name, Address and Age       Position(s)    Principal Occupations During the Past   Number of    Other Directorships
                            Held with      5 Years                                 Portfolios   Held by Manager
                            Fund                                                   in Fund
                                                                                   Complex
                                                                                   Overseen
                                                                                   by Manager
--------------------------- -------------- --------------------------------------- ------------ ---------------------
---------------------------------------------------------------------------------------------------------------------

Independent Managers
---------------------------------------------------------------------------------------------------------------------
--------------------------- -------------- --------------------------------------- ------------ ---------------------

Thomas W. Brock             Manager        Adjunct Professor, Columbia                  2       BACAP Alternative
600 Mamaroneck Avenue                      University Graduate School of                        Multi-Strategy
Suite 431                                  Business since September 1998;                       Fund, LLC;
Harrison, NY 10528                         Chairman, CEO, Salomon Brothers Asset                Blythdale
Age:  54                                   Management, Inc. from 1993 to 1998.                  Children's
                                                                                                Hospital; WestHab
--------------------------- -------------- --------------------------------------- ------------ ---------------------
--------------------------- -------------- --------------------------------------- ------------ ---------------------

Andrew M. Paul              Manager        Chairman and Chief Executive Officer,        2       BACAP Alternative
Enhanced Capital                           Enhanced Capital Partners, LLC                       Multi-Strategy
Partners, LLC                              (venture capital) since January 2001;                Fund, LLC; MTS
300 Park Avenue                            Chair, MTS Health Partners, LLC                      Health Partners;
20th Floor                                 (merger and acquisition advisory and                 Sloans Lake Managed
New York, NY  10022                        private equity) since August 2001;                   Care; Health
Age:  46                                   Director, Sloans Lake Managed Care                   Alliance; Valvetec
                                           since February 2001; Managing Member,                Holdings
                                           Welsh Carson Anderson & Stowe
                                           (private equity) from August 1984 to
                                           September 2000.
--------------------------- -------------- --------------------------------------- ------------ ---------------------
--------------------------- -------------- --------------------------------------- ------------ ---------------------

Thomas G. Yellin            Manager        President, PJ Productions since 2003;        2       BACAP Alternative
ABC News                                   Executive Producer, ABC News since                   Multi- Strategy
125 West End Avenue                        June 1989.                                           Fund, LLC
4th Floor
New York, NY  10023
Age:  49


--------------------------- -------------- --------------------------------------- ------------ ---------------------
---------------------------------------------------------------------------------------------------------------------




--------------------------- -------------- --------------------------------------- ------------ ---------------------
Name, Address and Age       Position(s)    Principal Occupations During the Past   Number of    Other Directorships
                            Held with      5 Years                                 Portfolios   Held by Manager
                            Fund                                                   in Fund
                                                                                   Complex
                                                                                   Overseen
                                                                                   by Manager
--------------------------- -------------- --------------------------------------- ------------ ---------------------
---------------------------------------------------------------------------------------------------------------------

"Interested" Manager and Officers
---------------------------------------------------------------------------------------------------------------------
--------------------------- -------------- --------------------------------------- ------------ ---------------------

Robert H. Gordon            Manager and    Manager, President, BACAP                   86       Nations Funds
One Bank of America Plaza   President      Distributors, LLC (or its                            Trust; Nations
Charlotte, NC  28255                       predecessors) since February 1998;                   Separate Account
Age:  41                                   Manager, Banc of America Capital                     Trust; Nations
                                           Management, LLC (or its predecessors)                Master Investment
                                           since January 2000 and President                     Trust; BACAP
                                           since March 2002; President, Nations                 Alternative Multi-
                                           Funds Trust, Nations Master                          Strategy Fund, LLC
                                           Investment Trust and Nations Separate
                                           Account Trust since October 2002;
                                           President, BACAP Advisory Partners,
                                           LLC since July 2002; President,
                                           BACAP, Bank of America, N.A. since
                                           July 2002; Senior Vice President
                                           (Asset Management Group), Bank of
                                           America, N.A. (or its predecessors)
                                           since 1993; President, Nations
                                           Balanced Target Maturity Fund, Inc.,
                                           Nations Government Income Term Trust
                                           2003, Inc., Nations Government Income
                                           Term Trust 2004, Inc. and Hatteras
                                           Income Securities, Inc. since March
                                           1998.
--------------------------- -------------- --------------------------------------- ------------ ---------------------
--------------------------- -------------- --------------------------------------- ------------ ---------------------

Edward D. Bedard            Chief          Senior Vice President, Chief                         None
One Bank of America Plaza   Financial      Operating Officer, BACAP
Charlotte, NC  28255        Officer        Distributors, LLC (or its
Age:  45                                   predecessors) since 1996; Manager,
                                           BACAP Distributors, LLC (or its
                                           predecessors) since 1997; Chief
                                           Administrative Officer, Treasurer,
                                           Banc of America Capital Management,
                                           LLC (or its predecessors) since
                                           January 2000; Chief Financial Officer
                                           and Treasurer of Nations Funds Trust,
                                           Nations Master Investment Trust and
                                           Nations Separate Account Trust since
                                           October 2002 (Treasurer) and January
                                           2003 (Chief Financial Officer); Chief
                                           Operating Officer, BACAP Advisory
                                           Partners, LLC since May 2002; Chief
                                           Financial Officer, Nations Balanced
                                           Target Maturity Fund, Inc., Nations
                                           Government Income Term Trust 2003,




--------------------------- -------------- --------------------------------------- ------------ ---------------------
Name, Address and Age       Position(s)    Principal Occupations During the Past   Number of    Other Directorships
                            Held with      5 Years                                 Portfolios   Held by Manager
                            Fund                                                   in Fund
                                                                                   Complex
                                                                                   Overseen
                                                                                   by Manager
--------------------------- -------------- --------------------------------------- ------------ ---------------------
---------------------------------------------------------------------------------------------------------------------

                                           Inc., Nations Government Income Term
                                           Trust 2004, Inc. and Hatteras Income
                                           Securities, Inc. since 1997.
--------------------------- -------------- --------------------------------------- ------------ ---------------------
--------------------------- -------------- --------------------------------------- ------------ ---------------------

Gerald Murphy               Treasurer      Senior Vice President, BACAP                         None
One Bank of America Plaza                  Distributors, LLC (or its
Charlotte, NC  28255                       predecessors) since 1998; Treasurer,
Age:  43                                   Nations Funds Trust, Nations Master
                                           Investment Trust and Nations Separate
                                           Account Trust since January 2003;
                                           Senior Vice President, BACAP Advisory
                                           Partners, LLC since May 2002; Vice
                                           President, Citibank 1997 to December
                                           1998; Treasurer, Nations Balanced
                                           Target Maturity Fund, Inc., Nations
                                           Government Income Term Trust 2003,
                                           Inc., Nations Government Income Term
                                           Trust 2004, Inc. and Hatteras Income
                                           Securities, Inc. since 1999.
--------------------------- -------------- --------------------------------------- ------------ ---------------------
--------------------------- -------------- --------------------------------------- ------------ ---------------------

Robert B. Carroll           Secretary      Associate General Counsel, Bank of                   None
One Bank of America Plaza                  America Corporation since 1999;
Charlotte, NC  28255                       Secretary and Chief Legal Officer of
Age:  43                                   Nations Funds Trust, Nations Master
                                           Investment Trust and Nations Separate
                                           Account Trust since January 2003
                                           (Secretary) and August 2003 (Chief
                                           Legal Officer); Secretary, Nations
                                           Balanced Target Maturity Fund, Inc.,
                                           Nations Government Income Term Trust
                                           2003, Inc., Nations Government Income
                                           Term Trust 2004, Inc. and Hatteras
                                           Income Securities, Inc. since 1997;
                                           Assistant General Counsel, Bank of
                                           America Corporation from 1996 to 1999.
--------------------------- -------------- --------------------------------------- ------------ ---------------------


         The Managers serve on the Board for terms of indefinite duration. A Manager's position will terminate if the Manager is removed, resigns or is subject to various disabling events such as death or incapacity. A Manager may be removed either by vote of two-thirds of the Managers not subject to the removal vote or vote of the Members holding not less than two-thirds of the total number of votes eligible to be cast by all Members. The Managers will render assistance to Members on the question of the removal of Managers in the manner required by Section 16(c) of the Investment Company Act. In the event of any vacancy in the position of a Manager, the remaining Managers may appoint an individual to fill that vacancy, so long as immediately after such appointment at least two-thirds of the Managers then serving have been elected by the Members. The Managers may call a meeting of Members to elect an individual to fill any vacancy in the position of a Manager, and must do so within 60 days after any date on which Managers who have been elected by the Members cease to constitute a majority of the Managers then serving. If no Manager remains to manage the business of the Fund, the Adviser must convene a meeting of Members within 60 days for the purpose of determining whether to continue the business of the Fund.

         The Fund has a standing Audit Committee currently  consisting of Thomas
W. Brock, Andrew M. Paul and Thomas G. Yellin, all of whom are members of the Board of Managers and are currently non-interested persons of the Fund. The principal functions of the Fund's Audit Committee are: (i) to recommend to the Board of Managers the appointment of the Fund's independent accountants, (ii) to meet separately with the independent accountants (and counsel for Independent Managers) and review the scope and anticipated costs of the audit and (iii) to receive and consider a report from the independent accountants concerning their conduct of the audit, including any comments or recommendations they might want to make in that connection.

         The Fund has a standing Valuation Committee consisting of Gerald Murphy, Treasurer, Edward D. Bedard, Chief Financial Officer, and Russ Lipe, an employee of an affiliate of the Adviser. The principal functions of the Fund's Valuation Committee are: (i) to assist the Board in determining the value of the Fund's investments by determining fair values of securities held by the Fund for which no readily available market values exists and (ii) to review valuation determinations on other securities that may present unusual or difficult valuation issues. The Valuation Committee fair values securities in accordance with procedures adopted by the Fund and described in the section entitled "Valuation of Assets".

MANAGERS INTEREST IN THE FUND AND CERTAIN AFFILIATES

         As of December 31, 2002, no Independent Manager owned an interest in the Fund or the Adviser.

COMPENSATION

         The following table shows compensation expected to be paid to the Independent Managers for the Fund's first full fiscal year:


         Name and                Aggregate Compensation from    Total Compensation from
    Position with Fund                     the Fund*            Fund and Fund Complex
------------------------------   ---------------------------    -----------------------

Thomas W. Brock                             $10,000                  $20,000 (2)**
Andrew M. Paul                              $10,000                  $20,000 (2)**
Thomas G. Yellin                            $10,000                  $20,000 (2)**



         Managers who are not employees of the Adviser or any affiliate of the Adviser are paid an annual retainer by the Fund of $6,000, plus a fee of $1,000 per meeting of the Board or any committee thereof. Such Managers are reimbursed by the Fund for their reasonable travel and out-of-pocket expenses. The Managers do not receive any pension or retirement benefits from the Fund. Managers employed by the Adviser or any affiliate of the Adviser, and the officers of the Fund, do not receive any compensation from the Fund.

                          INVESTMENT ADVISORY SERVICES

GENERAL

         The Adviser, BACAP Advisory Partners, LLC, serves as the Fund's investment adviser, subject to the ultimate supervision of and subject to any policies established by the Board, pursuant to the terms of an investment advisory agreement with the Fund (the "Advisory Agreement") dated as of July 29, 2002. The Adviser is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act").

         Under the Advisory Agreement, the Adviser is responsible for developing, implementing and supervising the Fund's investment program. The managing member of the Adviser is BACAP Distributors, LLC, a wholly-owned direct subsidiary of Bank of America, N.A., a wholly-owned indirect subsidiary of Bank of America Corporation ("BAC") and the Fund's distributor. The Adviser is authorized, subject to the approval of the Board and Members, to retain one of its members or affiliates to act as a sub-adviser and provide any or all of the investment advisory services required to be provided to the Fund or to assist the Adviser in providing those services. Alkeon Capital Management, LLC, a non-managing member of the Adviser, has been retained to serve as the sub-adviser to the Fund and provides day-to-day investment management services to the Fund, subject to the general supervision of the Adviser.

         In consideration of services provided by the Adviser, the Fund pays the Adviser a monthly fee (the "Management Fee") computed at the annual rate of 1.00% of the aggregate value of outstanding Interests determined as of the last day of each month (before any repurchases of Interests or Incentive Allocations, as defined below). In addition, the Adviser is entitled to be the special advisory member of the Fund (the "Special Advisory Member") and to receive in such capacity a performance-based incentive allocation (the "Incentive Allocation") that is determined as a percentage of the net profits otherwise

------------------------------
* Estimated for the fiscal year ending December 31, 2003 assuming a full year of compensation, excluding out of pocket reimbursements.

**   Represents the  number of  separate portfolios  comprising  the  investment companies in the Fund complex, including the Fund, for which the Board Member serves.

allocable to each Member and is allocated to a capital account in the Fund maintained solely for this purpose (the "Special Advisory Account"). The method of computation of the Incentive Allocation is described in the prospectus.

         Investment advisory fees and allocations received by the Adviser from the Fund (includes all Management Fees and Incentive Allocation) for the fiscal period ended December 31, 2002 were as follows:



                                                                                       Reimbursed
                                                       Fees Paid        Fees Waived    Expenses
                                                       ---------        -----------    --------

October 1, 2002 (commencement of operations)
through December 31, 2002                             $       0         $  55,089      $ 148,873




         The Advisory Agreement was approved by the Board (including a majority of the Independent Managers) at a meeting held in person on April 29, 2002, and was approved on April 29, 2002 by the Adviser as the Fund's sole initial Member. The Advisory Agreement has an initial term expiring two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that, in either event, the continuance is also approved by a majority of the Independent Managers by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement is terminable without penalty, on 60 days' prior written notice either by the Board, by vote of a majority of the outstanding voting securities of the Fund or by the Adviser. The Advisory Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the Investment Company Act and the rules thereunder.

         The Advisory Agreement provides that the Adviser will not be liable to the Fund for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance by the Adviser of its duties under the Advisory Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services, or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser or any of its officers, directors, employees or agents in the performance of their duties under the Advisory Agreement, or from reckless disregard by the Adviser of obligations and duties under the Advisory Agreement. The Advisory Agreement also provides for indemnification by the Fund of the Adviser and each of the Adviser's officers, directors, employees or agents against any liabilities and expenses reasonably incurred by them in connection with, or resulting from, their actions or inactions in connection with the performance of their duties under the Advisory Agreement. Indemnification is available only to the extent the loss, claim, liability or expense did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Advisory Agreement.

         Alkeon Capital Management, LLC is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act. Mr. Panayotis ("Takis") Sparaggis is the controlling person of Alkeon. Pursuant to a sub-advisory agreement with the Adviser (the "Sub-Advisory Agreement") dated as of July 29, 2002, Alkeon has been retained by the Adviser to manage the Fund's investment portfolio and to provide various other services. Subject to the general supervision of the Adviser, Alkeon is responsible for all decisions regarding the investment and reinvestment of the Fund's assets and for the placement of all orders to purchase and sell investments for the Fund. Alkeon is an independent investment adviser that is not affiliated with BACAP Distributors, LLC.

         In consideration of services provided by Alkeon under the Sub-Advisory Agreement, the Adviser pays Alkeon a fee computed and paid monthly at the annual rate of 0.25% of the aggregate value of outstanding Interests determined as of the last day of each month (before any repurchases of Interests or Incentive Allocations). This fee is paid by the Adviser and not by the Fund. As a non-managing member of the Adviser, Alkeon also is entitled to share in the revenues of the Adviser.

         Investment sub-advisory fees paid to Alkeon by the Adviser for the fiscal period ended December 31, 2002 were as follows:

                                                      Fees Paid
                                                      ---------

October 1, 2002 (commencement of operations)
through December 31, 2002                            $   13,772


         The Sub-Advisory Agreement was approved by the Board (including a majority of the Independent Managers) at a meeting held in person on April 29, 2002, and was approved on April 29, 2002 by the Adviser as the sole initial Member. The Sub-Advisory Agreement has an initial term of two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that, in either event, the continuance is also approved by a majority of the Independent Managers by vote cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreement is terminable without penalty, on 60 days' prior written notice either by the Board, by vote of a majority of the outstanding voting securities of the Fund or by the Adviser. The Sub-Advisory Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the Investment Company Act and the rules thereunder.

         The Sub-Advisory Agreement provides that Alkeon will not be liable to the Adviser for any error of judgment or mistake of law or for any loss suffered by the Adviser in connection with the performance by Alkeon of its duties under the Sub-Advisory Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services, or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of Alkeon or any of its officers, directors, employees or agents in the performance of their duties under the Sub-Advisory Agreement, or from reckless disregard by Alkeon of obligations and duties under the Sub-Advisory Agreement. The Sub-Advisory Agreement also provides for indemnification by the Fund of Alkeon and each of Alkeon's officers, directors, employees or agents against any liabilities and expenses reasonably incurred by them in connection with, or resulting from, their actions or inactions in connection with the performance of their duties under the Sub-Advisory Agreement. Indemnification is available only to the extent the loss, claim, liability or expense did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Sub-Advisory Agreement.

         The interests of BACAP Distributors, LLC and Alkeon in the Adviser, as it relates to the Adviser's business of providing services to the Fund, are represented by a separate series of interests in the Adviser relating specifically to such business. Pursuant to applicable law, the debts, liabilities and obligations of the Adviser related to that series are enforceable against the assets of that series only, and not against the assets of any other series or of the Adviser generally. Similarly, the debts, liabilities and obligations of the Adviser relating to any other series of interests in the Adviser are not enforceable against the assets of the series relating to the Fund. Other series of interests in the Adviser may be formed to represent interests in other business activities of the Adviser. As members of the Adviser, BACAP Distributors, LLC and Alkeon will each participate in the profits, if any, derived by the Adviser from amounts paid by the Fund and Members to the Adviser.

FUND EXPENSES

         The Fund bears all costs and expenses incurred in its business and operations other than those specifically required to be borne by the Adviser pursuant to the Advisory Agreement. Costs and expenses borne by the Fund include, but are not limited to, the following:

        o       all   costs  and   expenses  directly   related  to   investment
                transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in investment funds;

        o       all   costs   and   expenses  associated   with  the   operation
                and registration of the Fund, offering costs and the costs of compliance with any applicable Federal and state laws;

        o the costs and expenses of holding meetings of the Board and any meetings of Members, including costs associated with the preparation and dissemination of proxy materials;

        o the fees and disbursements of Fund legal counsel, legal counsel to the Independent Managers, if any, independent accountants for the Fund and other consultants and professionals engaged on behalf of the Fund;

        o       the Management Fee;

        o the fees payable to fund accounting agents, transfer agents, custodians and other persons providing administrative services to the Fund;

        o the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund and/or the Board;

        o all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members;

        o       any  entity-level  taxes;  and

        o       such other expenses as may be approved by the Board.

         Members, as investors in the Fund, will indirectly bear the Fund expenses described above. In addition, Members' capital accounts will be subject to the Incentive Allocation. The treatment of the Fund's organization and offering costs is described in the prospectus under the caption "Management of the Fund - Fund Expenses."

         The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement"). Pursuant to the terms of the Expense Limitation Agreement, the Adviser will waive its fees or pay or absorb the ordinary operating expenses of the Fund to the extent necessary to limit the ordinary operating expenses of the Fund to 2.30% per annum of the Fund's average net assets (the "Expense Limitation"). Ordinary operating expenses do not include organization expenses, interest, taxes, brokerage, the Incentive Allocation, and extraordinary expenses. In consideration for the Adviser's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the end of the fiscal year in which the expense was incurred, and will reimburse the Adviser such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses for any year to exceed the Expense Limitation in effect at the time. The Expense Limitation Agreement will remain in effect until the Adviser (or an affiliate of the Adviser) no longer provides investment advisory services to the Fund or until terminated by the Adviser or the Fund.

CODE OF ETHICS

         The Fund, the Adviser, Alkeon and BACAP Distributors, LLC, the Fund's distributor, have each adopted a code of ethics. The codes of ethics are designed to detect and prevent improper personal trading by their personnel, including investment personnel, that might compete with or otherwise take advantage of the Fund's portfolio transactions. Covered persons include the Managers and the officers and directors of the Adviser and Alkeon, as well as employees of the Adviser and Alkeon having knowledge of the investments and investment intentions of the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

         The codes of ethics are included as exhibits to the Fund's registration statement filed with the SEC and can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public

Reference Room may be obtained by calling the SEC at 1-202-942-8090. The codes of ethics are available on the EDGAR database on the SEC's Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

PROXY VOTING

         The Managers have delegated to Alkeon the authority to vote proxies on behalf of the Fund. The Managers have approved the proxy voting guidelines and proxy voting procedures of Alkeon. Alkeon's proxy voting guidelines and proxy voting procedures are attached to this Statement of Additional Information as Appendix A.

                              CONFLICTS OF INTEREST

THE ADVISER AND BACAP DISTRIBUTORS, LLC

         The Adviser, BACAP Distributors, LLC and their affiliates (collectively, for the purposes of this section, "BACAP Affiliates"), and their partners, officers and employees, including those involved in the investment activities and business operations of the Fund, are engaged in business unrelated to the Fund. Set forth below is disclosure related to a number of possible conflicts that may arise. This disclosure is not intended to be exhaustive.

         BACAP Affiliates are active participants in the global currency, equity, commodity, fixed-income and other markets in which the Fund directly or indirectly invests. As such, BACAP Affiliates are actively engaged in transactions in the same securities and other instruments in which the Fund may invest. The proprietary activities or portfolio strategies of BACAP Affiliates, or the activities or strategies used for accounts managed by BACAP Affiliates for other customer accounts, could conflict with the transactions and strategies employed by the Fund and affect the prices and availability of the securities and instruments in which the Fund invests. The trading activities of BACAP Affiliates are carried out without reference to positions held by the Fund and may have an effect on the value of the positions so held or may result in their having an interest in an issuer that is adverse to that of the Fund. BACAP Affiliates may not be required to share every investment opportunity, idea or strategy with the Fund. As a result, BACAP Affiliates may directly or indirectly compete with the Fund for appropriate investment opportunities.

         BACAP Affiliates provide investment management services to other clients, including other registered investment companies, private investment companies, and managed accounts. Situations may arise in which other client accounts managed by BACAP Affiliates have made investments that would have been suitable for the Fund but, for various reasons, were not pursued by, or available to, the Fund. This could affect the availability (or price) of investments to the Fund at a later time. From time to time, in the course of its brokerage, investment or dealer activities, BACAP Affiliates may trade, position or invest in, for their own account, the same securities as those in which the Fund invests. This could have an adverse impact on the Fund's investment performance.

         BACAP Affiliates, in the ordinary course of their business, have in the past and may in the future, have other business relationships giving rise to compensation such as underwriting, market-making or investment banking relationships with Alkeon and others involved with Alkeon, or with parties adverse to Alkeon.

         The Adviser may pay out of its own resources amounts to the distributor of the Fund and to selling agents for sales and investor support services. Such selling agents may be affiliated with the Adviser. The Adviser intends to make certain payments to the distributor of the Fund and to brokers, dealers and other financial intermediaries. See "Distribution Arrangements" in the prospectus.

         Other present and future activities of BACAP Affiliates and their partners, officers, employees and affiliates may give rise to additional conflicts of interest.

ALKEON

         Alkeon, its affiliates and certain of the investment professionals who are principals of or employed by Alkeon or its affiliates (collectively with Alkeon, the "Alkeon Affiliates") carry on substantial investment activities for other advised accounts and for their own accounts. In addition, the Alkeon
Affiliates advise registered investment companies, and private investment partnerships, established by Alkeon or others, with investment programs similar to that of the Fund. (All accounts managed by the Alkeon Affiliates, excluding the Fund, are referred to collectively as the "Alkeon Accounts.") The Fund has no interest in these activities. As a result of the foregoing, Alkeon and the investment professionals of Alkeon who manage the Fund's investment portfolio are engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity between the Fund and the Alkeon Accounts. These persons devote only so much time to the affairs of the Fund as in the judgment of Alkeon is necessary and appropriate.

         In addition, the Alkeon Affiliates may receive research products and services in connection with the brokerage services that BACAP Affiliates may provide from time to time (i) to one or more Alkeon Accounts or (ii) to the Fund.

PARTICIPATION IN INVESTMENT OPPORTUNITIES

         The Alkeon Affiliates serve or may serve as the investment adviser for certain Alkeon Accounts. As a general matter, Alkeon (subject to any policies established by the Board) considers participation by the Fund in all appropriate investment opportunities that are under consideration by Alkeon Affiliates for investment for those other Alkeon Accounts. There may be circumstances, however, under which the Alkeon Affiliates will cause one or more Alkeon Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which Alkeon will commit the Fund's assets. There also may be circumstances under which the Alkeon Affiliates will consider participation by Alkeon Accounts in investment opportunities in which Alkeon does not intend to invest on behalf of the Fund.

         Alkeon will evaluate for the Fund and for each Alkeon Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or an Alkeon Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Fund and the Alkeon Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Alkeon Accounts may differ from time to time. In addition, the fees and expenses of the Fund will differ from those of the Alkeon Accounts. Accordingly, the future performance of the Fund and the Alkeon Accounts will vary.

         When Alkeon determines that it would be appropriate for the Fund and one or more Alkeon Accounts, respectively, to participate in an investment opportunity at the same time, they will attempt to aggregate, place and allocate orders on a basis that Alkeon believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Alkeon Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other, and Alkeon will take steps to ensure that no participating entity or account (including the Fund) will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

         Situations may occur, however, where the Fund could be disadvantaged because of the investment activities conducted by the Alkeon Affiliates for the Alkeon Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations on the combined size of positions that may be taken for the Fund and the Alkeon Accounts, thereby limiting the size of the Fund's position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Fund and the Alkeon Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Fund may be legally restricted from entering into a "joint transaction" (as defined in the Investment Company Act) with the Alkeon Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC. See "Other Matters" below.

         The directors, officers and employees of the Alkeon Affiliates may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees of the Alkeon Affiliates for the Alkeon Accounts, that are the same, different or made at a different time than positions taken for the Fund.

OTHER MATTERS

         The Adviser, Alkeon and their affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund. However, subject to certain conditions imposed by applicable rules under the Investment Company Act, the Fund may effect certain principal transactions in securities with one or more Alkeon Accounts, except for accounts in which Alkeon or any Alkeon Affiliate serves as a general partner or certain accounts in which it has a financial interest (other than an interest that results solely from Alkeon's or an Alkeon Affiliate's appointment as an investment adviser to the account). These transactions would be effected in circumstances where Alkeon has determined that it would be appropriate for the Fund to purchase and an Alkeon Account to sell, or the Fund to sell and an Alkeon Account to purchase, the same security or instrument on the same day.

         As a result of the investment banking and corporate finance activities of BACAP Distributors, LLC and its affiliates, the Fund may be subject to future restrictions on its ability to purchase or sell certain securities. This could have an adverse impact on the Fund's investment performance. Additionally, the Fund may purchase securities being offered in an underwriting in which BACAP Distributors, LLC or one of its affiliates is participating only subject to certain conditions. Affiliates of the Adviser or of Alkeon may act as broker for the Fund in connection with portfolio transactions. See "Brokerage."

         Under the U.S. banking laws and the rules, regulations and guidelines and the interpretations and administration thereof by the staff of the regulatory agencies, the Adviser and BACAP Distributors, LLC and their affiliates are subject to restrictions on the transactions that they may make with the Fund, and their restrictions may affect the investments made by the Fund.

         Future investment activities of BACAP Distributors, LLC or Alkeon or their affiliates, and their principals, partners, directors, officers or employees, may give rise to additional conflicts of interest.

         In the future, Banc of America Securities LLC, an affiliate of BACAP Distributors, LLC, may act as the prime broker for the Fund, or as co-prime broker, to the extent permissible under applicable rules and regulations.

                                   TAX ASPECTS

         The following is a summary of certain aspects of the income taxation of the Fund and its Members which should be considered by a prospective Member. The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of the Fund as a partnership for Federal income tax purposes.

         This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

         EACH PROSPECTIVE MEMBER SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.

         In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the prospectus and this SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Each prospective tax-exempt Member is urged to consult its own counsel regarding the acquisition of Interests.

TAX TREATMENT OF FUND OPERATIONS

         CLASSIFICATION OF THE FUND. The Fund has received an opinion of Schulte Roth & Zabel LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, the Fund will be classified as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

         Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. In particular, it will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Members.

         The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Schulte Roth & Zabel LLP also has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704, the text of the Section 7704 Regulations and certain representations of the Board, the interests in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

         Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Interests, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Fund; and Members would not be entitled to report profits or losses realized by the Fund.

         As a partnership, the Fund is not itself subject to Federal income tax. The Fund files an annual partnership information return with the Service which reports the results of operations. Each Member is required to report separately on its income tax return its distributive share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Member is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund.

         ALLOCATION OF PROFITS AND LOSSES. Under the LLC Agreement, the Fund's net capital appreciation or net capital depreciation for each accounting period is allocated among the Members and to their capital accounts without regard to the amount of income or loss actually recognized by the Fund for Federal income tax purposes. The LLC Agreement provides that items of income, deduction, gain, loss or credit actually recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the Members pursuant to the principles of Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund's net capital appreciation or net capital depreciation allocated to each Member's capital account for the current and prior fiscal years.

         Under the LLC Agreement, the Board has the discretion to allocate specially an amount of the Fund's capital gain (including short-term capital gain) for Federal income tax purposes to the Adviser and to a withdrawing Member, in either case to the extent that the Member's capital account exceeds its Federal income tax basis in its Interest. There can be no assurance that, if the Board makes such a special allocation, the Service will accept such allocation. If such allocation is successfully challenged by the Service, the Fund's gains allocable to the remaining Members would be increased.

         TAX ELECTIONS; RETURNS; TAX AUDITS. The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section 754. Under the LLC Agreement at the request of a Member, the Board, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the Service's consent. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board presently does not intend to make such election.

         The Board decides how to report the partnership items on the Fund's tax returns, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which the Fund's items have been reported. In the event the income tax returns of the Fund are audited by the Service, the tax treatment of the Fund's income and deductions generally is determined at the limited liability company level in a single proceeding rather than by individual audits of the Members. A Member chosen by the Board, designated as the "Tax Matters Partner", has considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Partner has the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Fund items.

TAX CONSEQUENCES TO A WITHDRAWING MEMBER

         A Member receiving a cash liquidating distribution from the Fund, in connection with a complete withdrawal from the Fund, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Member and such Member's adjusted tax basis in its Interest. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Member's contributions to the Fund. However, a withdrawing Member will recognize ordinary income to the extent such Member's allocable share of the Fund's "unrealized receivables" exceeds the Member's basis in such unrealized receivables (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable, with respect to which a withdrawing Member would recognize ordinary income. A Member receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such Member's adjusted tax basis in its Interest.

         As discussed above, the LLC Agreement provides that the Board may specially allocate items of Fund capital gain (including short-term capital gain) to the Adviser and to a withdrawing Member, in either case to the extent its capital account would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing Member recognizing capital gain, which may include short-term gain, in the Member's last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

         DISTRIBUTIONS OF PROPERTY. A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(C)(i) and the recipient is an "eligible partner" within the meaning of
Section 731(c)(3)(C)(iii). The Fund will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if a Member is an "eligible partner", which term should include a Member whose contributions to the Fund consisted solely of cash, the recharacterization rule described above would not apply.

TAX TREATMENT OF FUND INVESTMENTS

         IN GENERAL. The Fund expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

         Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see "Currency

Fluctuations - 'Section 988' Gains or Losses" below) and certain other transactions described below, the Fund expects that its gains and losses from its securities transactions typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which the Fund's holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Fund.

         The maximum ordinary income tax rate for individuals is 38.6%(1) and, in general, the maximum individual income tax rate for long-term capital gains is 20%(2) (unless the taxpayer elects to be taxed at ordinary rates - see "Limitation on Deductibility of Interest and Short Sale Expenses" below), although in all cases the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

         The Fund may realize ordinary income from dividends and accruals of interest on securities. The Fund may hold debt obligations with "original issue discount." In such case, the Fund would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. The Fund may also acquire debt obligations with "market discount." Upon disposition of such an obligation, the Fund generally would be required to treat gain realized as interest income to the extent of the market discount which accrued during the period the debt obligation was held by the Fund. The Fund may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business. Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by the Fund in connection with equity swaps, interest rate swaps, caps, floors and collars may be considered "miscellaneous itemized deductions" which, for a noncorporate Member, may be subject to restrictions on their deductibility. See "Deductibility of Fund Investment





----------------------------
(1) Under recently enacted legislation, this rate is reduced in stages until calendar year 2006 when the maximum rate will be 35%. However, this legislation contains a "sunset" provision that will result in the top rate being restored to 39.6% in 2011.

(2) The maximum individual long-term capital gains tax rate is 18% for certain property purchased after December 31, 2000 and held for more than five years.

Expenditures and Certain Other Expenditures" below. Moreover, gain recognized from certain "conversion transactions" will be treated as ordinary income.(3)

         CURRENCY FLUCTUATIONS - "SECTION 988" GAINS OR LOSSES. To the extent that its investments are made in securities denominated in a foreign currency, gain or loss realized by the Fund frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to the Fund's investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses of the Fund on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

         As indicated above, the Fund may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256 Contracts" below), will not be subject to ordinary income or loss treatment under Section 988. However, if the Fund acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by the Fund with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of the Fund and is not a part of a straddle transaction and (ii) the Fund makes an election (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

         SECTION 1256 CONTRACTS. In the case of Section 1256 Contracts, the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A
Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts, and certain options contracts. Under these rules, Section 1256 Contracts held by the Fund at the end of each taxable year of the Fund are treated for Federal income tax purposes as if they were sold by the Fund for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as "marking to market"), together with any gain or loss resulting from actual sales

------------------------------
(3) Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations.

of Section 1256 Contracts, must be taken into account by the Fund in computing its taxable income for such year. If a Section 1256 Contract held by the Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

         Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. (See "Currency Fluctuations - 'Section 988' Gains or Losses.") If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts. A Section 1256 Contract does not include any "securities futures contract" or any option on such a contract (See "Certain Securities Futures Contracts").

         CERTAIN SECURITIES FUTURES CONTRACTS. Generally, a securities futures contract is a contract of sale for future delivery of a single security or a narrow-based security index. Any gain or loss from the sale or exchange of a securities futures contract (other than a "dealer securities futures contract") is treated as gain or loss from the sale or exchange of property that has the same character as the property to which the contract relates has (or would have) in the hands of the taxpayer. If the underlying security would be a capital asset in the taxpayer's hands, then gain or loss from the sale or exchange of the securities futures contract would be capital gain or loss. Capital gain or loss from the sale or exchange of a securities futures contract to sell property (i.e., the short side of a securities futures contract) generally will be short term capital gain or loss, unless otherwise characterized pursuant to the straddle rules and short sale rules, if applicable.

         A "dealer securities futures contract" is treated as a Section 1256 Contract. A "dealer securities futures contract" is a securities futures contract, or an option to enter into such a contract, that (1) is entered into by a dealer (or, in the case of an option, is purchased or granted by the dealer) in the normal course of its trade or business activity of dealing in the contracts and (2) is traded on a qualified board of trade or exchange.

         MIXED STRADDLE ELECTION. The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. Pursuant to Temporary Regulations, the Fund may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by the Fund will be accepted by the Service.

         SHORT SALES. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Fund's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the Fund for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by the Fund.

         Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Fund holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

         EFFECT OF STRADDLE RULES ON MEMBERS' SECURITIES POSITIONS. The Service may treat certain positions in securities held (directly or indirectly) by a Member and its indirect interest in similar securities held by the Fund as "straddles" for Federal income tax purposes. The application of the "straddle" rules in such a case could affect a Member's holding period for the securities involved and may defer the recognition of losses with respect to such securities.

         LIMITATION ON DEDUCTIBILITY OF INTEREST AND SHORT SALE EXPENSES. For noncorporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (i.e., interest or short sale expenses for "indebtedness properly allocable to property held for investment"). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, any long-term capital gain is excluded from net investment income unless the taxpayer elects to pay tax on such amount at ordinary income tax rates.

         For purposes of this provision, the Fund's activities will be treated as giving rise to investment income for a Member, and the investment interest limitation would apply to a noncorporate Member's share of the interest and short sale expenses attributable to the Fund's operation. In such case, a noncorporate Member would be denied a deduction for all or part of that portion of its distributive share of the Fund's ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources including the Fund. A Member that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate Member on money borrowed to finance its investment in the Fund. Potential investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

         DEDUCTIBILITY OF FUND INVESTMENT EXPENDITURES AND CERTAIN OTHER EXPENDITURES. Investment expenses (E.G., investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed 2% of adjusted gross income.(4) In addition, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount (for 2003, $139,500 or $69,750 for a married person filing a separate return) to deduct such investment expenses. Under such provision, investment expenses in excess of 2% of adjusted gross income may only be deducted to the extent such excess expenses (along with certain other itemized deductions) exceed the lesser of (i) 3% of the excess of the individual's adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year.(5) Moreover, such investment expenses are miscellaneous itemized deductions which are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.

         It is unclear whether all or a portion of the Fund's operations will qualify as trading -- rather than investment -- activities, the expenses for which would not be treated as investment expenses. Therefore, pursuant to Temporary Regulations issued by the Treasury Department, these limitations on deductibility may apply to a noncorporate Member's share of the expenses of the Fund, including the Management Fee and the fee paid to PFPC. Although the Fund intends to treat the Incentive Allocation as not being subject to the foregoing limitations on deductibility, there can be no assurance that the Service may not treat such Incentive Allocation as an investment expense which is subject to the limitations.

         The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, noncorporate Members should consult their tax advisers with respect to the application of these limitations.

         A Member will not be allowed to deduct syndication expenses, including placement fees paid by such Member or the Fund. Any such expenses will be included in the Member's adjusted tax basis for its Interest.

         APPLICATION OF RULES FOR INCOME AND LOSSES FROM PASSIVE ACTIVITIES. The Code restricts the deductibility of losses from a "passive activity" against certain income which is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held

-------------------------------
(4) However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs which are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate. There is a disagreement between two Federal Courts of Appeals on the question of whether the investment advisory fees incurred by a trust are exempt (under Section 67(e)) from the 2% of adjusted gross income floor on deductibility. Members that are trusts or estates should consult their tax advisors as to the applicability of these cases to the investment expenses that are allocated to them.

(5) Under recently enacted legislation, the latter limitation on itemized deductions will be reduced starting in calendar year 2006 and will be completely eliminated by 2010. However, this legislation contains a "sunset" provision that will result in the limitation on itemized deductions being restored in 2011.

corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Fund's securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against a Member's share of such income and gain from the Fund. Income or loss attributable to the Fund's investments in partnerships engaged in certain trades or businesses may constitute passive activity income or loss.

         APPLICATION OF BASIS AND "AT RISK" LIMITATIONS ON DEDUCTIONS. The amount of any loss of the Fund that a Member is entitled to include in its income tax return is limited to its adjusted tax basis in its Interest as of the end of the Fund's taxable year in which such loss occurred. Generally, a Member's adjusted tax basis for its Interest is equal to the amount paid for such Interest, increased by the sum of (i) its share of the Fund's liabilities, as determined for Federal income tax purposes, and (ii) its distributive share of the Fund's realized income and gains, and decreased (but not below zero) by the sum of (i) distributions made by the Fund to such Member and (ii) such Member's distributive share of the Fund's realized losses and expenses.

         Similarly, a Member that is subject to the "at risk" limitations (generally, non-corporate taxpayers and closely held corporations) may not deduct losses of the Fund to the extent that they exceed the amount such Member has "at risk" with respect to its Interest at the end of the year. The amount that a Member has "at risk" will generally be the same as its adjusted basis as described above, except that it will generally not include any amount attributable to liabilities of the Fund or any amount borrowed by the Member on a non-recourse basis.

         Losses denied under the basis or "at risk" limitations are suspended and may be carried forward in subsequent taxable years, subject to these and other applicable limitations.

         "PHANTOM   INCOME"   FROM  FUND   INVESTMENTS.   Pursuant   to  various
"anti-deferral" provisions of the Code (the "Subpart F," "passive foreign investment company" and "foreign personal holding company" provisions), investments (if any) by the Fund in certain foreign corporations may cause a Member to (i) recognize taxable income prior to the Fund's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as long-term or short-term capital gain.

FOREIGN TAXES

         It is possible that certain dividends and interest received by the Fund from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, the Fund may also be subject to capital gains taxes in some of the foreign countries where it purchases and sells securities. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to predict in advance the rate of foreign tax the Fund will pay since the amount of the Fund's assets to be invested in various countries is not known.

         The Members will be informed by the Fund as to their proportionate share of the foreign taxes paid by the Fund, which they will be required to include in their income. The Members generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. A Member that is tax-exempt will not ordinarily benefit from such credit or deduction.

UNRELATED BUSINESS TAXABLE INCOME

         Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.(6) This type of income is exempt even if it is realized from securities trading activity which constitutes a trade or business.

         This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. With respect to its investments in partnerships engaged in a trade or business, the Fund's income (or loss) from these investments may constitute UBTI.

         The Fund may incur "acquisition indebtedness" with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service which generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Fund will treat its short sales of securities as not involving "acquisition indebtedness" and therefore not resulting in UBTI.(7) To the extent the Fund recognizes income (i.e., dividends and interest) from securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of such income which will be treated as UBTI generally will be based on the percentage which the "average acquisition indebtedness" incurred with respect to such securities

-------------------------------------
(6) With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

(7)  Moreover,  income  realized  from  option  writing   and  futures  contract
transactions generally would not constitute UBTI.

is of the "average amount of the adjusted basis" of such securities during the taxable year.

         To the extent the Fund recognizes gain from securities with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of their disposition, the percentage of such gain which will be treated as UBTI will be based on the percentage which the highest amount of such "acquisition indebtedness" is of the "average amount of the adjusted basis" of such securities during the taxable year. In determining the unrelated debt-financed income of the Fund, an allocable portion of deductions directly connected with the Fund's debt-financed property is taken into account. Thus, for instance, a percentage of losses from debt-financed securities (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

         Since the calculation of the Fund's "unrelated debt-financed income" is complex and will depend in large part on the amount of leverage, if any, used by the Fund from time to time,(8) it is impossible to predict what percentage of the Fund's income and gains will be treated as UBTI for a Member which is an exempt organization. An exempt organization's share of the income or gains of the Fund which is treated as UBTI may not be offset by losses of the exempt organization either from the Fund or otherwise, unless such losses are treated as attributable to an unrelated trade or business (E.G., losses from securities for which there is acquisition indebtedness).

         To the extent that the Fund generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. The Fund will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Fund for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Fund is highly complex, and there is no assurance that the Fund's calculation of UBTI will be accepted by the Service.

         In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the Fund's income and gains which is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in the Fund generally should not affect the tax-exempt status of such an exempt organization.(9) However, a charitable remainder trust will not be exempt from Federal income tax under Section 664(c) of the Code for any year in which it has UBTI. A title-holding company will not be exempt from tax if it has

------------------------------------
(8) The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in the Fund. An exempt organization is required to make estimated tax payments with respect to its UBTI.

(9) Certain exempt organizations which realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Member should consult its tax adviser in this regard.

certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax adviser with respect to the tax consequences of receiving UBTI from the Fund. (See "ERISA Considerations.")

CERTAIN ISSUES PERTAINING TO SPECIFIC EXEMPT ORGANIZATIONS

         PRIVATE FOUNDATIONS. Private foundations and their managers are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors which a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

         In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in the Fund would most probably be classified as a nonfunctionally related asset. A determination that an interest in the Fund is a nonfunctionally related asset could conceivably cause cash flow problems for a prospective Member which is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in the Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other assets held by a foundation.

         In some instances, an investment in the Fund by a private foundation may be prohibited by the "excess business holdings" provisions of the Code. For example, if a private foundation (either directly or together with a "disqualified person") acquires more than 20% of the capital interest or profits interest of the Fund, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in the Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the Fund is "passive" within the applicable provisions of the Code and Regulations. There can be no assurance that the Fund will meet such 95% gross income test.

         A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

         QUALIFIED RETIREMENT PLANS. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. (See "ERISA Considerations.")

         ENDOWMENT FUNDS. Investment managers of endowment funds should consider whether the acquisition of an Interest is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

TAX SHELTER REPORTING REQUIREMENTS

         Under recently issued Regulations, the activities of the Fund may include one or more "reportable transactions," requiring the Fund and, in certain circumstances, a Member to file information returns as described below. In addition, the Adviser and other material advisors to the Fund may each be REQUIRED to maintain for a specified period of time a list containing certain information regarding the "reportable transactions" and the Fund's investors, and the Service could inspect such lists upon request.

         A "reportable transaction" of a partnership includes, among others, a transaction that results in a loss claimed under Section 165 of the Code (computed without taking into account offsetting income or gain items, and without regard to limitations on its deductibility) generally of at least $2 million in any one taxable year or an aggregate of at least $4 million over a period of six taxable years (beginning with the taxable year in which the transaction is entered into), unless the transaction has been exempted from reporting by the Service. Subject to certain significant exemptions as described below, a partner will be treated as participating in a partnership's "loss transaction," and thus be required to report the transaction, if (i) the partner's allocable share of such a partnership's loss exceeds certain thresholds,(10) or (ii) the partner is an individual or a trust which is allocated in any one taxable year a loss of at least $50,000 from a Section 988 transaction (see "Currency Fluctuations - 'Section 988' Gains or Losses" above).

         The Service has published guidance exempting many of the Fund's transactions from the reporting requirements, provided that the Fund has a "qualifying basis" in the assets underlying the transaction. An asset with a "qualifying basis" includes, among others, an asset purchased by the Fund for cash. However, even if the Fund has a "qualifying basis" in the asset generating the loss, each of the following transactions is still subject to the reporting requirements unless it is marked to market under the Code (e.g., a Section 1256 Contract): (i) a transaction involving an asset that is, or was, part of a straddle (other than a mixed straddle), (ii) a transaction involving certain "stripped" instruments, (iii) the disposition of an interest in a pass-through entity, and (iv) a foreign currency transaction which generates an ordinary loss (see "Currency Fluctuations - 'Section 988' Gains or Losses" above).

------------------------------
(10) For non-corporate partners, the thresholds are $2 million in any one taxable year or an aggregate of $4 million over the six-year period described above, and for corporate partners, the thresholds are $10 million in any one taxable year or $20 million over the six-year period described above.

         The  Regulations  require  the  Fund to  complete  and file  Form  8886
("Reportable Transaction Disclosure Statement") with its tax return for each taxable year in which the Fund participates in a "reportable transaction." Additionally, each Member treated as participating in a "reportable transaction" of the Fund is required to file Form 8886 with its tax return. The Fund and any such Member, respectively, must also submit a copy of the completed form with the Service's Office of Tax Shelter Analysis. The Fund intends to notify the Members that it believes (based on information available to the Fund) are required to report a transaction of the Fund, and intends to provide such Members with any available information needed to complete and submit Form 8886 with respect to the Fund's transactions.

         Under the above rules, a Member's recognition of a loss upon its disposition of an interest in the Fund could also constitute a "reportable transaction" for such Member. Investors should consult with their ADVISORS concerning the application of these reporting obligations to their specific situations.

STATE AND LOCAL TAXATION

         In addition to the Federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Fund. State and local tax laws differ in the treatment of limited liability companies such as the Fund. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, the Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.

         State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident. A partnership in which the Fund acquires an interest may conduct business in a jurisdiction which will subject to tax a Member's share of the partnership's income from that business and may cause Members to file tax returns in those jurisdictions. Prospective investors should consult their tax advisers with respect to the availability of a credit for such tax in the jurisdiction in which that Member is a resident.

         NEW YORK. The Fund, which is treated as a partnership for New York State and New York City income tax purposes, should not be subject to the New York City unincorporated business tax, which is not imposed on a partnership which purchases and sells securities for its "own account." (This exemption may not be applicable to the extent a partnership in which the Fund invests conducts a business in New York City.) By reason of a similar "own account" exemption, it is also expected that a nonresident individual Member should not be subject to New York State personal income tax with respect to his share of income or gain realized directly by the Fund.

         Individual Members who are residents of New York State and New York City should be aware that the New York State and New York City personal income tax laws limit the deductibility of itemized deductions and interest expense for individual taxpayers at certain income levels. These limitations may apply to a Member's share of some or all of the Fund's expenses. Prospective Members are urged to consult their tax advisers with respect to the impact of these provisions and the Federal limitations on the deductibility of certain itemized deductions and investment expenses on their New York State and New York City tax liability.

         For purposes of the New York State corporate franchise tax and the New York City general corporation tax, a corporation generally is treated as doing business in New York State and New York City, respectively, and is subject to such corporate taxes as a result of the ownership of a partnership interest in a partnership which does business in New York State and New York City, respectively.(11) Each of the New York State and New York City corporate taxes are imposed, in part, on the corporation's taxable income or capital allocable to the relevant jurisdiction by application of the appropriate allocation percentages. Moreover, a non-New York corporation which does business in New York State may be subject to a New York State license fee. A corporation which is subject to New York State corporate franchise tax solely as a result of being a non-managing member in a New York partnership may, under certain circumstances, elect to compute its New York State corporate franchise tax by taking into account only its distributive share of such partnership's income and loss. There is currently no similar provision in effect for purposes of the New York City general corporation tax.

         Regulations under both the New York State corporate franchise tax and the New York City general corporation tax, however, provide an exception to this general rule in the case of a "portfolio investment partnership", which is defined, generally, as a partnership which meets the gross income requirements of Section 851(b)(2) of the Code. New York State (but not New York City) has adopted regulations that also include income and gains from commodity transactions described in Section 864(b)(2)(B)(iii) as qualifying gross income for this purpose. The Fund's qualification as such a portfolio investment partnership must be determined on an annual basis and, with respect to a taxable year, the Fund may not qualify as a portfolio investment partnership.

         A trust or other unincorporated organization which by reason of its purposes or activities is exempt from Federal income tax is also exempt from New York State and New York City personal income tax. A nonstock corporation which is exempt from Federal income tax is generally presumed to be exempt from New York State corporate franchise tax and New York City general corporation tax. New York State imposes a tax with respect to such exempt entities on UBTI (including unrelated debt-financed income) at a rate which is currently equal to the New York State corporate franchise tax rate (plus the corporate surtax). There is no New York City tax on the UBTI of an otherwise exempt entity.

         Each prospective corporate Member should consult its tax adviser with regard to the New York State and New York City tax consequences of an investment in the Fund.

-----------------------------------
(11) New York State (but not New York City) generally exempts from corporate franchise tax a non-New York corporation which (i) does not actually or constructively own a 1% or greater limited partnership interest in a partnership doing business in New York and (ii) has a tax basis in such limited partnership interest not greater than $1 million.

         NORTH CAROLINA. PricewaterhouseCoopers LLP has advised the Fund that the North Carolina activities of the Fund should not cause it to be considered to be doing business in that State. Therefore, nonresident Members should not be subject to North Carolina tax on their portion of the Fund's income that is considered North Carolina source. If the Fund were to be considered to be doing business in North Carolina, the Fund would likely elect to satisfy each nonresident Member's liability (if any) by filing a composite tax return on behalf of the nonresident Members. The composite tax, which is calculated at the rate of 4% of the Fund's North Carolina source income, would be allocated and reported to each nonresident Member with the annual tax information. Such tax may be creditable against a nonresident Member's state tax in their resident state. Each non-resident Member is encouraged to consult with their own tax advisers with respect to this tax.

                              ERISA CONSIDERATIONS

         Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

         ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects--Unrelated Business Taxable Income" and "--Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

         Because the Fund is registered as an investment company under the Investment Company Act, the underlying assets of the Fund should not be considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules. Thus, none of the Adviser, Alkeon or any of the Managers will be fiduciaries within the meaning of ERISA by reason of their authority with respect to the Fund.

         A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Plan's investments, are aware of and understand the Fund's investment objective, policies and strategies, that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

         Certain prospective Benefit Plan Members may currently maintain relationships with the Adviser, Alkeon or the Managers or their affiliates. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA and Benefit Plan Members should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. Fiduciaries of ERISA or Benefit Plan Members will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

         The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Members should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Interests.

                                    BROKERAGE

         Alkeon is responsible for the selection of brokers to execute the Fund's portfolio transactions. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

         In selecting brokers and dealers to execute transactions on behalf of the Fund, Alkeon generally seeks to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm's risk in positioning a block of securities. Although it is expected that Alkeon generally will seek reasonably competitive commission rates, Alkeon will not necessarily pay the lowest commission available on each transaction. Alkeon typically will have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

         Consistent with the principle of seeking best price and execution, Alkeon may place orders for the Fund with brokers that provide Alkeon with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of Alkeon are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to Alkeon and its affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is necessarily used by Alkeon in connection with the Fund. Conversely, the information provided to Alkeon by brokers and dealers through which other clients of Alkeon and its affiliates effect securities transactions may be useful to Alkeon in providing services to the Fund.

         Although the Fund cannot accurately predict its portfolio turnover, the Fund generally expects that its annual portfolio turnover rate generally will exceed 100%. Higher portfolio turnover rates usually generate additional brokerage commissions and expenses and the short-term gains realized from these transactions are taxable to the Members as ordinary income.

         The Fund may effect portfolio brokerage transactions through affiliates of the Adviser or Alkeon. These transactions would be effected pursuant to procedures adopted by the Fund pursuant to Section 17(e) of the Investment Company and Rule 17e-1 thereunder. When acting as broker for the Fund in connection with the sale of securities to or by the Fund, compensation received by the affiliated broker is subject to the following limits: (1) if the sale is effected on a securities exchange, the compensation may not exceed the "usual and customary broker's commission" (as defined in Rule 17e-1 under the Investment Company Act); (2) if the sale is effected in connection with a secondary distribution of securities, the compensation cannot exceed 2% of the sale price; and (3) the compensation for sales otherwise effected cannot exceed 1% of the sales price. Rule 17e-1 defines a "usual and customary broker's commission" as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time.

         For the fiscal period from inception through December 31, 2002, the Fund paid $250,480 in brokerage commissions, of which $6,078 (2.27% of the aggregate dollar amount of transactions involving commissions and 2.40% of the total dollar amount of commissions) was paid to Banc of America Securities, LLC, an affiliate of the Adviser.

                               VALUATION OF ASSETS

         The Board has established procedures for the valuation of the Fund's securities. In general those procedures are as follows:

         Domestic exchange traded securities (other than equity securities traded primarily on the Nasdaq Stock Market, Inc. ("Nasdaq") and options) will generally be valued at their last composite sale prices as reported on the exchanges where those securities are traded. If no sales of those securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by those exchanges. Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets and liabilities will be valued at fair value as determined in good faith by, or in accordance with procedures adopted by, the Board.

         Securities traded primarily on Nasdaq will be valued at the Nasdaq Official Closing Price ("NOCP") (which is the last trade price at or before 4:00:02 p.m. (Eastern Time) adjusted up to Nasdaq's best offer price if the last trade price is below such bid and down to Nasdaq's best offer price if the last trade is above such offer price). If no NOCP is available, the security will be valued at the last sale price on the Nasdaq prior to the calculation of the NAV of the Fund. If no sale is shown on Nasdaq, the bid price will be used. If no sale is shown and no bid price is available, the price will be deemed "stale" and the value will be determined in accordance with the fair valuation procedures set forth herein.

         Debt securities may be valued in accordance with the procedures described above. Alternatively, debt securities may be valued by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The matrix can take into account various factors, including, without limitation, bids, yield spreads and/or other market data and specific security characteristics (e.g., credit quality, maturity, and coupon rate). The Board and/or the Valuation Committee will periodically monitor the reasonableness of valuations provided by the pricing service. Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost.

         Financial futures will generally be valued at the latest reported sales price. Forward foreign currency contracts will generally be valued using market quotations from a widely used quotation system that reflects the current cost of covering or off-setting the contract. Exchange traded options will generally be valued at the latest reported sales price on their exchange. If there is no reported sale on the valuation date, the options will generally be valued at the mean between the latest bid and asked prices. Over-the-counter options will generally be valued using the mean between the latest bid and ask prices. If market quotations are not readily available, these instruments may be valued at fair value as determined in good faith by, or in accordance with procedures adopted by, the Board.

         All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of foreign securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of foreign securities and exchange rates may be affected by events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When, in the judgment of the Fund's Adviser or Alkeon, an event materially affects the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by, or in accordance with procedures adopted by, the Board.

         Repurchase agreements will be valued at a price equal to the amount of the cash invested in the repurchase agreement at the time of valuation. The market value of the securities underlying a repurchase agreement will be determined in accordance with the procedures above, as appropriate, for the purpose of determining the adequacy of collateral.

         Shares of open-end investment companies held in the Fund's portfolio will be valued at the latest NAV reported by the investment company.

         If, in the view of the Fund's adviser or sub-adviser, the readily available market quotation for any security is not reflective of the security's market value, the adviser or sub-adviser may request the Valuation Committee to instead value the security at fair value. In any such situation, the Valuation Committee will consider the recommendation of the adviser or sub-adviser, and, if it determines in good faith that an override of the value assigned to the security under the procedures described above is warranted, will value the security at fair value as determined by in good faith by, or in accordance with procedures adopted by, the Board.

         Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net assets if the Board's judgments regarding appropriate valuations should prove incorrect.

                    INDEPENDENT ACCOUNTANTS AND LEGAL COUNSEL

         PricewaterhouseCoopers LLP ("PwC") serves as the independent accountants of the Fund. Its principal address is 1177 Avenue of the Americas, New York, New York 10036. The previous independent accountants, Ernst & Young LLP ("E&Y"), resigned because of independence concerns arising out of certain relationships with affiliates of the Adviser. These relationships were in existence at the time that E&Y performed its audit of the Fund's initial financial statements, dated June 14, 2002. The Board requested that PwC re-audit these financial statements, and PwC issued an unqualified opinion on the June 14, 2002 financial statements based on its audit. A copy of PwC's audit report is available upon request by writing to the Fund at 900 West Trade Street, NC1-026-03-41, Charlotte, North Carolina 28255 or by calling (800) 321-7854.

         Schulte Roth & Zabel LLP, New York, New York, serves as legal counsel to the Fund. The firm also serves as legal counsel to the Adviser, BACAP Distributors, LLC and their affiliates with respect to certain matters. Drinker, Biddle & Reath LLP serves as legal counsel to the Independent Managers.

                                    CUSTODIAN

         PFPC Trust Company (the "Custodian") serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board. The Custodian's principal business address is 103 Bellevue Parkway, Wilmington, Delaware 19809.

                                 CONTROL PERSONS

         As of the date of this Statement of Additional Information, no person owns 5% or more of the Interests.

                            SUMMARY OF LLC AGREEMENT

         The following is a summary description of additional items and of select provisions of the LLC Agreement that are not described elsewhere in this SAI or in the Fund's prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the LLC Agreement contained in Appendix D to the prospectus.

LIABILITY OF MEMBERS

         Members in the Fund will be members of a limited liability company as provided under Delaware law. Under Delaware law and the LLC Agreement, a Member will not be liable for the debts, obligations or liabilities of the Fund solely by reason of being a Member, except that the Member may be obligated to make capital contributions to the Fund pursuant to the LLC Agreement and to repay any funds wrongfully distributed to the Member. A Member may be required to contribute to the Fund, whether before or after the Fund's dissolution or after the Member ceases to be a Member, such amounts as the Fund deems necessary to meet the Fund's debts, obligations or liabilities (not to exceed for any Member, the aggregate amount of any distributions, amounts in connection with the repurchase of all or a portion of the Member's Interest and any other amounts received by the Member from the Fund during or after the fiscal year to which any debt, obligation or liability of the Fund is incurred).

DUTY OF CARE

         The LLC Agreement provides that no Manager, Adviser, Alkeon or their affiliates shall be liable to the Fund or any of the Members for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Managers by the Fund, but not by the Members individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. A Manager will not be personally liable to any Member for the repayment of any balance in such Member's capital account or for contributions by such Member to the capital of the Fund or by reason of any change in the Federal, state or local income tax laws applicable to the Fund or its Members. The rights of indemnification and exculpation provided under the LLC Agreement do not provide for indemnification of a Manager for any liability, including liability under

Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

POWER OF ATTORNEY

         By purchasing an Interest and by signing the LLC Agreement (which each Member will do by virtue of signing the Member certification form attached to the prospectus as Appendix A), each Member will appoint the Adviser and each of the Managers his or her attorneys-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund.

         The power-of-attorney granted in the LLC Agreement is a special power-of-attorney coupled with an interest in favor of the Adviser and each of the Managers and as such is irrevocable and continues in effect until all of such Member's Interest has been withdrawn pursuant to a repurchase or redemption of the Interest or a transfer to one or more transferees that have been approved by the Board for admission to the Fund as substitute Members.

TERM, DISSOLUTION AND LIQUIDATION

         The Fund will be dissolved:

         o upon the affirmative vote to dissolve the Fund by (i) the Board or (ii) Members holding at least two-thirds of the total number of votes eligible to be cast by all Members;

         o upon the expiration of any two-year period that commences on the date on which any Member has submitted a written notice to the Fund requesting the repurchase of its entire Interest, in accordance with the LLC Agreement, if the Fund has not repurchased the Member's Interest;

         o upon the failure of Members to elect successor Managers at a meeting called by the Adviser when no Manager remains to continue the business of the Fund; or

         o      as required by operation of law.

         Upon the occurrence of any event of dissolution, the Board or the Adviser, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint the Adviser to act as liquidator or is unable to perform this function), is charged with winding up the affairs of the Fund and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the prospectus under "Capital Accounts--Allocation of Net Profits and Losses; Allocation of Offering Costs."

         Upon the dissolution of the Fund, its assets are to be distributed (i) first to satisfy the debts, liabilities and obligations of the Fund, other than debts to Members, including actual or anticipated liquidation expenses, (ii) next to satisfy debts, liabilities and obligations owing to the Members, (iii) next to the Special Advisory Member to the extent of any balance in the Special Advisory Account after giving effect to any Incentive Allocation to be made as of the date of dissolution of the Fund, and (iv) finally to the Members proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the Members in facilitating an orderly liquidation.

VOTING

         Each Member has the right to cast a number of votes equal to the value of the Member's capital account at a meeting of Members called by the Board or by Members holding 25% or more of the total number of votes eligible to be cast. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including the election of Managers, approval of the Fund's agreement with any investment adviser of the Fund, and approval of the Fund's auditors, and on certain other matters, to the extent that the Investment Company Act requires a vote of Members on any such matters. Except for the exercise of their voting privileges, Members in their capacity as such are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund. The interest of the Special Advisory Member is non-voting.

REPORTS TO MEMBERS

         The Fund will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for such Members to complete Federal, state and local income tax or information returns, along with any other tax information required by law. The Fund will send to Members a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the Investment Company Act.

FISCAL YEAR

         The Fund's fiscal year ends on December 31.

                       FUND ADVERTISING AND SALES MATERIAL

         Advertisements and sales literature relating to the Fund and reports to Members may include quotations of investment performance. In these materials, the Fund's performance will normally be portrayed as the net return to an investor in the Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses and the Incentive Allocation. Other methods may also be used to portray the Fund's investment performance.

         The Fund's investment performance will vary from time to time, and past results are not necessarily representative of future results.

         Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be used to advertise or market the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund's investment performance to the performance of recognized market indices, including but not limited to the Standard & Poor's Composite Index of 500 Stocks and the NASDAQ Composite Index. Comparisons may also be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Fund.

                              FINANCIAL STATEMENTS

         The Fund's financial statements for the year ended December 31, 2002 are incorporated into this SAI by reference to the 2002 Annual Report to Members of the Fund, filed with the SEC pursuant to Section 30(b) of the 1940 Act and the rules and regulations thereunder. The 2002 Annual Report contains schedules of the Fund's portfolio investments as of December 31, 2002 and certain other financial information. The Fund will furnish, without charge, a copy of such Annual Report to any person who requests a copy of the SAI.

         The financial information of the Fund included in the Prospectus under the caption "Financial Highlights" and the financial statements that are incorporated by reference in this SAI have been so included or incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP given upon their authority as experts in auditing and accounting.

                                   APPENDIX A

                      PROXY VOTING POLICIES AND PROCEDURES

                               As of June 11, 2003

I.   POLICY

         Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised. When Alkeon Capital Management, LLC ("Alkeon") has discretion to vote the proxies of its clients, it will vote those proxies in the best interest of its clients and in accordance with these policies and procedures.

II.  PROXY VOTING PROCEDURES

     (a) All proxies received by Alkeon will be sent to the Compliance Officer. The Compliance Officer will:

          (1)  Keep a record of each proxy received;

          (2) Forward the proxy to the Portfolio Manager or Analyst responsible for that given security;

          (3) Determine which accounts managed by Alkeon hold the security to which the proxy relates;

          (4) Provide the Portfolio or Analyst with a list of accounts that hold the security, together with the number of votes each account controls, and the date by which Alkeon must vote the proxy in order to allow enough time for the completed proxy to be submitted to the issuer prior to the vote taking place.

          (5) Absent material conflicts (see Section IV), the Portfolio Manager or Analyst will determine how Alkeon should vote the proxy. The Portfolio Manager or Analyst will send his or her decision on how Alkeon will vote a proxy to the Compliance Officer. The Compliance Officer is responsible for completing the proxy and entering the vote information in the ADP ProxyEdge system, or mailing the proxy in a timely manner if ADP ProxyEdge is not available.

III. VOTING GUIDELINES

         In the absence of specific voting guidelines from the client, Alkeon will vote proxies in the best interests of each particular client, which may result in different voting results for proxies for the same issuer. Alkeon believes that voting proxies in accordance with the following guidelines is in the best interest of its clients.

         o Generally, Alkeon will vote in favor of routine corporate housekeeping proposals, including election of directors (where no corporate governance issues are implicated), selection of auditors, and increases in or reclassification of stock.

         o Generally, Alkeon will vote against proposals that make it more difficult to replace members of the issuer's board of directors, including proposals to stagger the board, cause management to be over represented on the board, introduce cumulative voting, introduce unequal voting rights, and create supermajority voting.

         o Alkeon has determined that it will vote for the expensing of stock options as the consensus feeling is that options are an actual expense of a given issuer.

         For other proposals, Alkeon shall determine whether a proposal is in the best interests of its clients and may take into account the following factors, among others:

         (1) whether the proposal was recommended by management and Alkeon's opinion of management;

         (2) whether the proposal acts to entrench existing management; and

         (3) whether the proposal fairly compensates management for past and future performance.

IV.  CONFLICTS OF INTEREST

         (1) The Compliance Officer will identify any conflicts that exist between the interest of Alkeon and its clients. This examination will include a review of the relationship of Alkeon and its affiliates with the issuer of each security and any of the issuer's affiliates to determine if the issuer is a client of Alkeon or an affiliate of Alkeon or has some other relationship with Alkeon or a client of Alkeon.

         (2) If a material conflict exists, Alkeon will determine whether voting in accordance with the voting guidelines and factors described above is in the best interest of the client. Alkeon will also determine whether it is appropriate to disclose the conflict to the affected clients, and except in the case of clients that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), give the clients the opportunity to vote their proxies themselves. In the case of ERISA clients, if the Investment Management Agreement reserves to the ERISA client the authority to vote proxies when Alkeon determines it has a material conflict that affects its best judgment as an ERISA fiduciary, Alkeon will give the ERISA client the opportunity to vote the proxies themselves.

V.   DISCLOSURE

         (a) Alkeon will disclose in its Form ADV Part II that clients may contact the Compliance Officer, Greg Boye, via e-mail at gboye@alkeoncapital.com or telephone at (212) 389-8704 in order to obtain information on how Alkeon voted such client's proxies, and to request a copy of these policies and procedures. If a client requests this information, the Compliance Officer will prepare a report to the client that lists, with respect to each voted proxy that the client has inquired about, (1) the name of the issuer; (2) the proposal voted upon and (3) how Alkeon voted the client's proxy.

         (b) A concise summary of these Proxy Voting Policies and Procedures will be included in Alkeon's Form ADV Part II, and will be updated whenever these policies and procedures are updated. The Compliance Officer will arrange for a copy of this summary to be sent to all existing clients either as a separate mailing or along with a periodic account statement or other correspondence sent to clients.

VI.  RECORDKEEPING

         The Compliance Officer will maintain files relating to Alkeon's proxy voting procedures in Alkeon's office at 350 Madison Avenue, 9th Floor, New York, NY 10017. Records will be maintained and preserved for five years from the end of the fiscal year during which the last entry was made on a record, with records for the first two years kept in the offices of Alkeon. Records of the following will be included in the files:

         (a) Copies of these proxy voting policies and procedures, and any amendments thereto.

         (b) A copy of each proxy statement that Alkeon receives, provided however that Alkeon may rely on obtaining a copy of proxy statements from the SEC's EDGAR system for those proxy statements that are so available.

         (c) A record of each vote that Alkeon casts on behalf of clients.

         (d) A copy of each written client request for information on how Alkeon voted such client's proxies, and a copy of any written response to any (written or oral) client request for information on how Alkeon voted its proxies.

         (e) A copy of any document Alkeon created that was material to making a decision how to vote proxies, or that memorializes the basis for decision.

                                     PART C
                                OTHER INFORMATION

ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS

      (1)   Financial Statements:

            Part A:  Financial Highlights.  (Not applicable)

            Part B: Financial Statements for the year December 31, 2002, incorporated by reference to the 2002 Annual Report to Members of the Fund.

      (2)   Exhibits:

            (a) (i) Certificate of Formation of Registrant: Previously filed with Registrant's initial registration statement (Reg. No. 333-85892, 3/26/02) and incorporated herein by reference.

                  (ii) Certificate of Amendment of the Certificate of Formation of Registrant dated March 21, 2002: Previously filed with
                  Registrant's initial registration statement (Reg. No. 333-85892, 3/26/02) and incorporated herein by reference.

                  (iii) Certificate of Amendment of the Certificate of Formation of Registrant dated June 13, 2002: Previously filed with Registrant's Pre-Effective Amendment No. 1 to its Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

                  (iv) First Amended and Restated Limited Liability Company Agreement of Registrant - Filed herewith as Appendix C to the prospectus.

            (b)   Not applicable.

            (c)   Not applicable.

            (d)   Not applicable.

            (e)   Not applicable.

            (f)   Not applicable.

            (g) (i) Form of Investment Advisory Agreement: Previously filed with Registrant's Pre-Effective Amendment No. 1 to its Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

                  (ii) Form of Investment Sub-Advisory Agreement: Previously filed with Registrant's Pre-Effective Amendment No. 1 to its

                  Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

            (h) Form of Distribution Agreement between Registrant and BACAP Distributors, LLC - To be filed by post-effective amendment.

            (i)   Not applicable.

            (j) Form of Custodian Services Agreement: Previously filed with Registrant's Pre-Effective Amendment No. 1 to its Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

            (k) (i) Form of Escrow Agreement: Previously filed with Registrant's Pre-Effective Amendment No. 1 to its Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

                  (ii) Form of Administration, Accounting and Investor Servicing Agreement: Previously filed with Registrant's Pre-Effective Amendment No. 1 to its Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

            (l) Opinion and Consent of Schulte Roth & Zabel LLP: Previously filed with Registrant's Pre-Effective Amendment No. 1 to its Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

            (m)   Not applicable.

            (n) (i) Opinion and Consent of Schulte Roth & Zabel LLP on tax matters: Previously filed with Registrant's Pre-Effective Amendment No. 1 to its Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

                  (ii) Consent of Independent Accountants - Filed herein.

            (o)   Not applicable.

            (p) Agreement Regarding Provision of Initial Capital: Previously filed with Registrant's Pre-Effective Amendment No. 1 to its Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

            (q)   Not applicable.

            (r)   (i)  Code  of  Ethics  of  BACAP  Opportunity  Strategy,  LLC:
                  Previously filed with Registrant's Pre-Effective Amendment No. 1 to its Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

                  (ii)  Code  of   Ethics  of  BACAP   Advisory  Partners,  LLC:
                  Previously filed with Registrant's Pre-Effective Amendment No. 1 to its Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

                  (iii) Code  of  Ethics  of  Alkeon  Capital  Management,  LLC:
                  Previously filed with Registrant's Pre-Effective Amendment No. 1 to its Registration Statement (Reg. No. 333-85892, 06/18/02) and incorporated herein by reference.

                  (iv) Code of Ethics of BACAP Distributors, LLC (f/k/a Banc of America Advisors, LLC) - Filed herein.

ITEM 25.    MARKETING ARRANGEMENTS

      Not applicable.

ITEM 26.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      Registration fees                             $45,000
      Legal fees                                    111,000
      Printing                                       35,000

               Total                               $206,000

ITEM 27.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

      Reference is made to the most recent form 10-K filed by Bank of America Corporation as filed with SEC on March 3, 2003 for the period ended December 31, 2002.

ITEM 28.    NUMBER OF HOLDERS OF SECURITIES

      As of June 30, 2003, the number of record holders of each class of securities of Registrant, is shown below:

                        (1)                               (2)
                  Title of Class                Number of Recordholders
                  --------------                -----------------------

            Limited liability company interests           165

ITEM 29.    INDEMNIFICATION

      Reference is made in the provisions of Section 3.8 of Registrant's limited liability company agreement filed as Exhibit 2(a)(iv) to this Registration Statement, and incorporated herein by reference.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to managers, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Manager, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 30.    BUSINESS AND OTHER CONNECTIONS OF THE ADVISER

      There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each executive officer and director of BACAP Advisory Partners, LLC (the "Adviser") is, or at any time during the past two fiscal years has been, engaged for his/her own account or in the capacity of director, officer, employee, partner or trustee.

      To the knowledge of Registrant, none of the managers or executive officers of the Adviser are or have been, at any time during the past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature, except that the managers and officers of the Adviser also hold various positions with, and engage in business for, various subsidiaries of Bank of America Corporation, the parent company of the Adviser.

      To the knowledge of Registrant, neither the managing member nor any of the executive officers of Alkeon Capital Management LLC ("Alkeon"), the investment sub-adviser of the Fund, has been, at any time during the past two years, engaged in any other business, profession, vocation or employment of a substantial nature, except for employment at another investment firm until December 31, 2001.

      (a) The Adviser provides investment advisory services to Registrant. The Adviser is a subsidiary of Banc of America Advisors, LLC, which in turn is a wholly-owned subsidiary of Bank of America, N.A., which in turn is a wholly-owned subsidiary of Bank of America Corporation. Information with respect to each manager and executive officer of the Adviser is incorporated by reference to Form ADV filed by the Adviser with the SEC pursuant to the Investment Advisers Act of 1940, as amended (the "Advisers Act") (File no. 801-61037). The principal business address of the Adviser is 101 South Tryon Street, Charlotte, NC 28255.

      (b) Alkeon provides investment sub-advisory services for Registrant and certain other customers. Alkeon is a member of the Adviser. Information with respect to each manager and executive officer of Alkeon is incorporated by reference to Form ADV filed by Alkeon with the SEC pursuant to the Advisers Act (File no. 801-60773). The principal business address of Alkeon is 350 Madison Avenue, New York, NY 10017.

ITEM 31.    LOCATION OF ACCOUNTS AND RECORDS

      The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are in the possession of the Adviser at its offices at 101 South Tryon Street, Charlotte, NC 28255, or in the possession of Registrant's administrator, PFPC Inc., 103 Bellevue Parkway, Wilmington, Delaware 19809.

ITEM 32.    MANAGEMENT SERVICES

      Not applicable.

ITEM 33.    UNDERTAKINGS

      I. Registrant undertakes to suspend the offering of Interests until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

      II.   Registrant hereby undertakes:

            (a)   to file, during any period in which offers or sales are  being
                  made,  a  post-effective  amendment   to   this   registration
                  statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Interests offered therein, and the offering of Interests at that time shall be deemed be the initial BONA FIDE offering thereof; and

            (c) to remove from registration by means of a post-effective amendment any of the Interests being registered which remain unsold at the termination of the offering.

      III. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, Registrant's Statement of Additional Information.

                                    FORM N-2

                         BACAP OPPORTUNITY STRATEGY, LLC

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York and State of New York on the 31st day of July 2003.

                                  BACAP OPPORTUNITY STRATEGY, LLC


                                  By:    /S/ ROBERT H. GORDON
                                       ---------------------------------
                                       Name:    Robert H. Gordon
                                       Title:   President



      Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

                                              TITLE                   DATE

   /S/ ROBERT H. GORDON               President and Manager       July 31, 2003
--------------------------------
Robert H. Gordon

   /S/ EDWARD D. BEDARD              Chief Financial Officer      July 31, 2003
--------------------------------
Edward D. Bedard

   /S/ THOMAS W. BROCK                       Manager              July 31, 2003
--------------------------------
Thomas W. Brock

   /S/ ANDREW M. PAUL                        Manager              July 31, 2003
--------------------------------
Andrew M. Paul

   /S/ THOMAS G. YELLIN                      Manager              July 31, 2003
--------------------------------
Thomas G. Yellin

                                    FORM N-2

                         BACAP OPPORTUNITY STRATEGY, LLC

                                  EXHIBIT INDEX




         (n)            Consent of Independent Auditors

         (r)    (iv)    Code of Ethics of BACAP Distributors, LLC (f/k/a Banc of
                        America Advisors, LLC)